Schwab Equity Index Funds

Annual Report
October 31, 2003

Schwab S&P 500 Fund

Schwab 1000 Fund®

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles **SCHWAB**

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Wilshire and Wilshire 5000 are registered service marks of Wilshire Associates, Inc. The fund is not sponsored, endorsed, sold or promoted by Wilshire Associates, and Wilshire Associates is not in any way affiliated with the fund. Wilshire Associates makes no representation regarding the advisability of investing in the fund or in any stock included in the Wilshire 5000.

From the Chairman



Charles R. Schwab, Chairman

In the past few months, the mutual fund industry has been rocked by the discovery of improper practices and arrangements. Investors large and small have seen their confidence shaken, and understandably so.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. Many firms, including our own, have begun thorough investigations of their broker processes and procedures. We are continuing to scrutinize such transactions and arrangements, and are working closely with regulatory authorities. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds®.

I fully believe that even a small number of irregularities is unacceptable. We have spent nearly 30 years building an ethical firm, and our business is founded on a commitment to doing what's right for investors. That commitment leaves no room for any failures to follow company policies or industry regulations.

Given the importance of mutual funds to American investors, I can understand why investors find the recent news to be disturbing. At the same time, I would caution investors not to overreact. Before taking any action, investors should consider implications to their portfolio, tax situation and long-term financial goals.

Ultimately, mutual funds still offer all the features that have made them so popular—diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, mutual funds continue to be one of the most cost-effective investment vehicles available. To date, millions of Americans have relied on mutual funds as an important way to invest for retirement, their children's education, and other financial goals. We see no reason why mutual funds cannot continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R. Schwab

Management's Discussion

for the year ended October 31, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear SchwabFunds® Shareholders:

By now, many of you have read the significant media coverage regarding the mutual fund industry. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. CSIM, which is a separate Charles Schwab subsidiary, has been conducting its own review of the SchwabFunds policies and procedures regarding market timing and late trading. We have examined over two years of activity by CSIM personnel and have not found the types of improper market timing or late trading arrangements that you have been reading about. Our research is still ongoing, so some of these facts may change. Here are our key findings to date:

- **The Integrity of our Staff:** We have not found any indication that any CSIM employees, including portfolio managers and senior managers, have engaged in improper or inappropriate trading for their own account.

- **Market Timing & Late Trading:** We have not found any special arrangements with any shareholders to permit market timing or trading of SchwabFunds after market close.

- **Hedge Funds:** We have not found any special arrangements with hedge funds or other private investment vehicles that would permit them to trade in a way that was inconsistent with a fund's policies and procedures.

As part of the recent mutual fund investigations, requests for information were sent by the SEC to about 90 of the largest mutual fund companies. As the nation's 11th largest fund family with over $140 billion under management, SchwabFunds also received a request from the SEC. We take these requests very seriously and are working closely with the regulators on this matter.

Charles Schwab founded his firm 30 years ago with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day and nothing means more to our business than the trust of our shareholders.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I want to thank you for investing with us, and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the funds. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Total Stock Market and International Index funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Economy and the Market

The economy continued to gather strength during the report period, but improvement remained sluggish and uneven. Although numerous factors had been indicating that the U.S. economy was in recovery when the report period began, many remained concerned about the slow pace of improvement, in particular the absence of job growth. However, the government reported an 8.2% increase in GDP for the third quarter of 2003, job growth for October 2003 was the largest since January 2003, and merger activity picked up—indications that the economy may have gained real strength during the report period.

Government policies were strongly aimed at stimulating the economy. The Federal Reserve (the Fed) cut short-term interest rates twice during the period—0.50% in November 2002 and 0.25% in June 2003—bringing the Fed funds target rate to a 45-year low of 1.00%. On the fiscal side, stimulus measures included tax cuts.

Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose 46%, while the S&P 500® Index rose nearly 21%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more

Management's Discussion continued

Factors that have been linked to superior long-term stock performance were not the factors that investors appeared to value most during the period.

speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Many market observers have asked why lower quality securities outperformed higher quality and whether it could continue. There are many possible answers, but we believe the more important point is that in the long run, quality has been shown to be a superior indicator of performance.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

U.S. investors saw gains overseas, helped by currency trends. Most foreign markets showed positive total returns for the period, and these returns were augmented by the fact that the United States dollar fell versus most major foreign currencies.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 20.80% **S&P 500® Index:** measures U.S. large-cap stocks
- 43.37% **Russell 2000® Index:** measures U.S. small-cap stocks
- 27.03% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 4.91% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you can't invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

4   Schwab Equity Index Funds

Performance at a Glance

Total return for the 12 months ended 10/31/03

Schwab S&P 500 Fund

Investor Shares **20.39%**
Select Shares® **20.62%**
e.Shares® **20.55%**
Benchmark **20.80%**

Performance Details . . . . . pages 7-9

Schwab 1000 Fund®

Investor Shares **21.34%**
Select Shares **21.52%**
Benchmark **21.84%**

Performance Details . . . pages 11-12

Schwab Small-Cap Index Fund®

Investor Shares **38.72%**
Select Shares **39.02%**
Benchmark **39.00%**

Performance Details . . . pages 14-15

Schwab Total Stock Market Index Fund®

Investor Shares **23.24%**
Select Shares **23.50%**
Benchmark **24.43%**

Performance Details . . . pages 17-18

Schwab International Index Fund®

Investor Shares **24.24%**
Select Shares **24.50%**
Benchmark **25.55%**

Performance Details . . . pages 20-21

The Funds

All of the funds in this report posted double-digit total returns for the report period. October 2003, the last month of the period, was an especially strong month for the broad U.S. stock market, and marked the seventh positive month of the last eight. All funds met the goal of closely tracking their respective benchmark indices.

The **Schwab S&P 500 Fund** ended the report period up more than 20%, as the S&P 500® Index closed above 1050 for the first time since May of 2002. Third-quarter earnings were 5% above consensus estimates for the 79% of the companies in the index that had reported their third-quarter earnings by the time this report was written. Information technology, which had been especially hard-hit in recent years, led all sectors during the period with a notable 41% total return. Even the weakest sector, telecom services, was up 3%. The fund was again able to operate tax-efficiently, making no capital gains distribution for 2002.

The results for the **Schwab 1000 Fund** were fairly similar. The fund's inclusion of mid-cap stocks, which as a category outperformed large-caps, added about a percentage point to the index's total return compared to that of the S&P 500 Index. More than half of the fund's performance came from just two sectors: information technology and financial. The fund was again able to operate tax-efficiently, making no capital gains distribution for 2002.

With small-caps outperforming mid- and large-caps, during the period, the **Schwab Small-Cap Index Fund** was able to post total returns approaching 40% for the report period. Even the worst-performing

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. For more current performance information visit www.schwab.com or call 1-800-435-4000.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

Management's Discussion continued

Even the worst-performing sector in each fund posted a positive return, with formerly hard-hit sectors such as information technology leading the rebound.

sector, consumer staples, had a double-digit return (15%), while telecom rose a remarkable 76%. Historically, October has been a bad month for small-cap stocks. However, October 2003 saw small-caps gain 8% (as measured by the Schwab Small-Cap Index). Investors should note that the gains in small-caps were accompanied by high volatility: small-cap stock prices moved more than 1% a day on over 80% of the trading days during the period.

Exposure to volatile but high-performing small-cap stocks helped lift the **Schwab Total Stock Market Index Fund**® to a total return of more than 23%. Although small-cap stocks represent only a small portion of the fund's assets, their strong performance helped the fund modestly outpace such large-cap funds as the Schwab S&P 500 Fund. The best-performing sector, technology, was up 42%; the worst-performing, communication services, was up 5%.

Total return for the **Schwab International Index Fund**® was more than 24%. Internationally, many of the same factors appeared to be at work as in the United States. Smaller stocks led the field, with high volatility a feature of these stocks in most markets, and speculative stocks proving more popular than stocks of companies with sound fundamentals. All countries in the index posted positive total returns, led by Sweden and Canada, both of which were up by at least 50%.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed subsequent to the report date.

Schwab S&P 500 Fund

Investor Shares Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	19.71%	17.07%	-0.17%	-0.61%	7.39%	n/a
Post-Liquidation (shares were sold)	13.13%	10.62%	0.00%	0.26%	6.29%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $17,539 **Investor Shares**
■ $18,054 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Select Shares® Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	19.86%	17.07%	-0.07%	-0.61%	4.56%	n/a
Post-Liquidation (shares were sold)	13.26%	10.62%	0.10%	0.26%	3.88%	n/a

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $68,480 **Select Shares**
■ $69,281 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption

of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume

investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

e.Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	19.84%	17.07%	-0.14%	-0.61%	7.45%	n/a
Post-Liquidation (shares were sold)	13.22%	10.62%	0.04%	0.26%	6.35%	n/a

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $17,656 **e.Shares**
■ $18,054 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	502
Weighted Average Market Cap ($ x 1,000,000)	$86,757
Price/Earnings Ratio (P/E)	22.3
Price/Book Ratio (P/B)	3.2
Portfolio Turnover Rate	3%

Top Holdings[2]

Security	% of Net Assets
❶ **General Electric Co.**	3.0%
❷ **Microsoft Corp.**	2.9%
❸ **Wal-Mart Stores, Inc.**	2.6%
❹ **Pfizer, Inc.**	2.5%
❺ **Citigroup, Inc.**	2.5%
❻ **Exxon Mobil Corp.**	2.5%
❼ **Intel Corp.**	2.2%
❽ **American International Group, Inc.**	1.6%
❾ **International Business Machines Corp.**	1.6%
❿ **Johnson & Johnson**	1.5%
Total	**22.9%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

31.7% Consumer Non-Durables
21.1% Finance
20.4% Technology
6.6% Materials & Services
6.1% Utilities
5.5% Energy
5.2% Capital Goods
1.7% Transportation
1.6% Consumer Durables
0.1% Other

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab 1000 Fund®

Investor Shares Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		10 Years	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	20.74%	17.07%	0.75%	-0.61%	9.59%	6.71%
Post-Liquidation (shares were sold)	13.76%	10.62%	0.71%	0.26%	8.31%	6.57%

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $26,099 **Investor Shares**
■ $27,104 **Schwab 1000 Index**
☐ $26,959 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



1 Year		5 Years		Since Inception: 5/19/97	
21.52%	21.84%	19.40%	1.22%	1.35%	0.72%	5.58%	5.78%	4.30%

	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	20.87%	17.07%	0.83%	-0.61%	5.20%	n/a
Post-Liquidation (shares were sold)	13.87%	10.62%	0.79%	0.26%	4.39%	n/a

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $70,990 **Select Shares**
■ $71,880 **Schwab 1000 Index**
☐ $69,281 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large		■		Market Cap
Medium				
Small				

Statistics

Number of Holdings	989
Weighted Average Market Cap ($ x 1,000,000)	$77,401
Price/Earnings Ratio (P/E)	22.4
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	5%

Top Holdings[2]

Security	% of Net Assets
❶ General Electric Co.	2.6%
❷ Microsoft Corp.	2.6%
❸ Wal-Mart Stores, Inc.	2.3%
❹ Pfizer, Inc.	2.2%
❺ Citigroup, Inc.	2.2%
❻ Exxon Mobil Corp.	2.2%
❼ Intel Corp.	1.9%
❽ American International Group, Inc.	1.4%
❾ International Business Machines Corp.	1.4%
❿ Johnson & Johnson	1.4%
Total	**20.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 31.0% **Consumer Non-Durables**
- 22.6% **Finance**
- 19.5% **Technology**
- 7.2% **Materials & Services**
- 6.2% **Utilities**
- 5.0% **Energy**
- 4.8% **Capital Goods**
- 2.0% **Consumer Durables**
- 1.7% **Transportation**

---

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Schwab Small-Cap Index**®
- ■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	38.17%	35.45%	7.16%	9.77%	8.28%	n/a
Post-Liquidation (shares were sold)	25.04%	22.22%	6.53%	8.74%	7.40%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $23,616 **Investor Shares**
- ■ $25,881 **Schwab Small-Cap Index**
- □ $23,834 **Russell 2000 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption

of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume

investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund®

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	38.40%	35.45%	7.25%	9.77%	6.62%	n/a
Post-Liquidation (shares were sold)	25.22%	22.22%	6.62%	8.74%	5.99%	n/a

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $80,775 **Select Shares**
■ $84,240 **Schwab Small-Cap Index**
□ $78,307 **Russell 2000 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption

of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume

investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large				
Medium				Market Cap
Small		▪		

Statistics

Number of Holdings	977
Weighted Average Market Cap ($ x 1,000,000)	$952
Price/Earnings Ratio (P/E)	46.8
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	34%

Top Holdings[2]

Security	% of Net Assets
❶ Amkor Technology, Inc.	0.4%
❷ Cognizant Technology Solutions Corp.	0.4%
❸ Silicon Laboratories, Inc.	0.4%
❹ ImClone Systems, Inc.	0.4%
❺ Red Hat, Inc.	0.4%
❻ Cypress Semiconductor Corp.	0.4%
❼ Pharmaceutical Resources, Inc.	0.3%
❽ Hovnanian Enterprises, Inc., Class A	0.3%
❾ American Tower Corp., Class A	0.3%
❿ Rambus, Inc.	0.3%
Total	**3.6%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 20.8% **Consumer Non-Durables**
- 20.5% **Finance**
- 19.7% **Technology**
- 19.5% **Materials & Services**
- 6.1% **Capital Goods**
- 4.2% **Energy**
- 3.6% **Utilities**
- 3.1% **Consumer Durables**
- 2.5% **Transportation**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Wilshire 5000 Total Market Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		3 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	22.69%	17.07%	-7.53%	-9.59%	-2.56%	n/a
Post-Liquidation (shares were sold)	15.00%	10.62%	-5.82%	-7.09%	-1.94%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $9,030 **Investor Shares**
■ $9,064 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund®

Select Shares® Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Wilshire 5000 Total Market Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		3 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	22.89%	17.07%	-7.43%	-9.59%	-2.45%	n/a
Post-Liquidation (shares were sold)	15.16%	10.62%	-5.73%	-7.09%	-1.85%	n/a

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $45,435 **Select Shares**
■ $45,318 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style



Statistics	
Number of Holdings	3,090
Weighted Average Market Cap ($ x 1,000,000)	$69,285
Price/Earnings Ratio (P/E)	22.8
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate	3%

Top Holdings[2]	
Security	% of Net Assets
❶ **General Electric Co.**	2.3%
❷ **Microsoft Corp.**	2.3%
❸ **Wal-Mart Stores, Inc.**	2.1%
❹ **Citigroup, Inc.**	2.0%
❺ **Exxon Mobil Corp.**	2.0%
❻ **Pfizer, Inc.**	2.0%
❼ **Intel Corp.**	1.7%
❽ **American International Group, Inc.**	1.3%
❾ **International Business Machines Corp.**	1.3%
❿ **Johnson & Johnson**	1.2%
Total	**18.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 29.4% **Consumer Non-Durables**
- 22.5% **Finance**
- 19.2% **Technology**
- 8.9% **Materials & Services**
- 5.9% **Utilities**
- 5.4% **Energy**
- 4.9% **Capital Goods**
- 2.1% **Consumer Durables**
- 1.7% **Transportation**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab International Index Fund®

Investor Shares Performance as of 10/31/03



Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**

1 Year: 24.24% / 25.55% / 22.49%
5 Years: -0.89% / -0.22% / 0.15%
10 Years: 3.50% / 4.08% / 3.83%

Total Returns After Tax	1 Year		5 Years		10 Years	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	23.25%	19.99%	-1.39%	-1.15%	3.03%	2.31%
Post-Liquidation (shares were sold)	15.55%	12.45%	-0.95%	-0.21%	2.63%	2.66%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $14,110 **Investor Shares**
■ $14,917 **Schwab International Index**
☐ $13,746 **MSCI-EAFE Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund®

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab International Index**®
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	1 Year			5 Years			Since Inception: 5/19/97		
	24.50%	25.55%	22.49%	-0.78%	-0.22%	0.15%	0.30%	0.66%	0.44%

Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	23.45%	19.99%	-1.32%	-1.15%	-0.20%	n/a
Post-Liquidation (shares were sold)	15.71%	12.45%	-0.88%	-0.21%	0.00%	n/a

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $50,980 **Select Shares**
- ■ $52,179 **Schwab International Index**
- □ $51,640 **MSCI-EAFE Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ HSBC Holdings PLC	2.9%
❷ BP PLC	2.7%
❸ Vodafone Group PLC	2.6%
❹ GlaxoSmithKline PLC	2.3%
❺ Total Fina Elf SA	1.8%
❻ Royal Dutch Petroleum Co.	1.7%
❼ Novartis AG	1.6%
❽ Nestle SA	1.6%
❾ AstraZeneca PLC	1.5%
❿ Toyota Motor Corp.	1.4%
Total	**20.1%**

Statistics

Number of Holdings	355
Weighted Average Market Cap ($ x 1,000,000)	$46,938
Price/Earnings Ratio (P/E)	28.5
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate	7%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 27.6% **Finance**
- 23.5% **Materials & Services**
- 18.9% **Consumer Non-Durables**
- 10.5% **Utilities**
- 7.2% **Transportation**
- 4.7% **Energy**
- 2.7% **Technology**
- 2.5% **Consumer Durables**
- 2.4% **Capital Goods**

Country Weightings % of Portfolio

This chart shows the fund's country composition as of the report date.



- 27.9% **United Kingdom**
- 19.2% **Japan**
- 10.5% **France**
- 8.0% **Switzerland**
- 7.0% **Germany**
- 5.8% **Canada**
- 5.7% **Netherlands**
- 4.3% **Australia**
- 3.6% **Spain**
- 3.1% **Italy**
- 4.9% **Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab S&P 500 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.79	16.45	22.15	21.17	17.05
Income or loss from investment operations:					
Net investment income	0.20	0.20	0.17	0.17	0.17
Net realized and unrealized gains or losses	2.57	(2.68)	(5.70)	1.06	4.10
Total income or loss from investment operations	2.77	(2.48)	(5.53)	1.23	4.27
Less distributions:					
Dividends from net investment income	(0.20)	(0.18)	(0.17)	(0.18)	(0.15)
Distributions from net realized gains	–	–	–	(0.07)	–
Total distributions	(0.20)	(0.18)	(0.17)	(0.25)	(0.15)
Net asset value at end of period	16.36	13.79	16.45	22.15	21.17
Total return (%)	20.39	(15.32)	(25.11)	5.81	25.20
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.36	0.35	0.35	0.35[1]	0.35
Gross operating expenses	0.46	0.46	0.46	0.52	0.62
Net investment income	1.45	1.21	0.95	0.81	1.01
Portfolio turnover rate	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	3,510	2,760	3,070	3,617	3,183

[1] The ratio of net operating expenses would have been 0.36% if certain non-routine expenses (proxy fees) had been included.

Financial Highlights

Select Shares®	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.83	16.50	22.21	21.23	17.09
Income or loss from investment operations:					
Net investment income	0.24	0.22	0.20	0.20	0.20
Net realized and unrealized gains or losses	2.57	(2.69)	(5.71)	1.06	4.12
Total income or loss from investment operations	2.81	(2.47)	(5.51)	1.26	4.32
Less distributions:					
Dividends from net investment income	(0.23)	(0.20)	(0.20)	(0.21)	(0.18)
Distributions from net realized gains	–	–	–	(0.07)	–
Total distributions	(0.23)	(0.20)	(0.20)	(0.28)	(0.18)
Net asset value at end of period	16.41	13.83	16.50	22.21	21.23
Total return (%)	20.62	(15.20)	(24.97)	5.94	25.42
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.19	0.19	0.19	0.19[1]	0.19
Gross operating expenses	0.31	0.31	0.31	0.36	0.47
Net investment income	1.63	1.37	1.11	0.98	1.17
Portfolio turnover rate	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	3,692	3,029	3,563	4,357	3,750

[1] The ratio of net operating expenses would have been 0.20% if certain non-routine expenses (proxy fees) had been included.

e.Shares®	**11/1/02–10/31/03**	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.79	16.46	22.17	21.21	17.08
Income or loss from investment operations:					
Net investment income	0.23	0.23	0.20	0.20	0.20
Net realized and unrealized gains or losses	2.56	(2.71)	(5.71)	1.04	4.09
Total income or loss from investment operations	2.79	(2.48)	(5.51)	1.24	4.29
Less distributions:					
Dividends from net investment income	(0.21)	(0.19)	(0.20)	(0.21)	(0.16)
Distributions from net realized gains	—	—	—	(0.07)	—
Total distributions	(0.21)	(0.19)	(0.20)	(0.28)	(0.16)
Net asset value at end of period	16.37	13.79	16.46	22.17	21.21
Total return (%)	20.55	(15.32)	(25.02)	5.84	25.28
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.28	0.28	0.28	0.28[1]	0.28
Gross operating expenses	0.31	0.31	0.31	0.36	0.48
Net investment income	1.54	1.28	1.02	0.88	1.08
Portfolio turnover rate	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	246	220	304	441	435

[1] The ratio of net operating expenses would have been 0.29% if certain non-routine expenses (proxy fees) had been included.

See financial notes.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.8% Common Stock	7,270,728	7,431,392
0.1% Short-Term Investment	9,324	9,324
0.0% U.S. Treasury Obligations	838	839
99.9% Total Investments	7,280,890	7,441,555
16.2% Collateral Invested for Securities on Loan	1,208,122	1,208,122
(16.1)% Other Assets and Liabilities, Net		(1,202,293)
100.0% Total Net Assets		7,447,384

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.8% of net assets	

Aerospace / Defense 1.6%

Security and Number of Shares	Mkt. Value
The Boeing Co. 644,022	24,788
Crane Co. 44,919	1,262
General Dynamics Corp. 149,982	12,553
Goodrich Corp. 88,739	2,451
Lockheed Martin Corp. 345,596	16,022
Northrop Grumman Corp. 142,372	12,728
Raytheon Co. 315,772	8,362
Rockwell Automation, Inc. 139,698	4,338
Rockwell Collins, Inc. 135,398	3,717
Textron, Inc. 104,629	5,199
United Technologies Corp. 358,313	30,345
	121,765

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 1.3%

Delta Air Lines, Inc. 94,113	1,225
FedEx Corp. 229,042	17,352
Sabre Holdings Corp. 106,153	2,326
Southwest Airlines Co. 597,218	11,586
United Parcel Service, Inc., Class B 860,669	62,416
	94,905

Alcoholic Beverages 0.5%

Adolph Coors Co., Class B 26,531	1,487
Anheuser-Busch Cos., Inc. 633,134	31,188
Brown-Forman Corp., Class B 45,734	3,859
	36,534

Apparel 0.3%

Jones Apparel Group, Inc. 96,343	3,324
Liz Claiborne, Inc. 83,728	3,089
Nike, Inc., Class B 203,117	12,978
Reebok International Ltd. 43,859	1,708
VF Corp. 84,078	3,569
	24,668

Automotive Products / Motor Vehicles 1.1%

Cooper Tire & Rubber Co. 52,866	1,039
Cummins, Inc. 33,451	1,586
Dana Corp. 110,209	1,794
Danaher Corp. 117,589	9,742
Delphi Corp. 420,900	3,746
Eaton Corp. 57,948	5,809
Ford Motor Co. 1,396,612	16,941
General Motors Corp. 428,528	18,285
Genuine Parts Co. 132,090	4,203
• Goodyear Tire & Rubber Co. 123,681	849
Harley-Davidson, Inc. 232,933	11,043
• Navistar International Corp. 50,800	2,054
Visteon Corp. 99,156	641
	77,732

Banks 7.7%

AmSouth Bancorp. 267,065	6,308
Bank of America Corp. 1,145,433	86,744

Security and Number of Shares	Mkt. Value ($ x 1,000)
The Bank of New York Co., Inc. 590,514	18,418
Bank One Corp. 863,815	36,669
BB&T Corp. 410,959	15,892
Comerica, Inc. 133,259	6,860
Fifth Third Bancorp 437,905	25,381
First Tennessee National Corp. 96,900	4,395
FleetBoston Financial Corp. 803,127	32,438
Huntington Bancshares, Inc. 171,950	3,724
J.P. Morgan Chase & Co. 1,559,224	55,976
KeyCorp, Inc. 321,765	9,090
Marshall & Ilsley Corp. 173,996	6,233
Mellon Financial Corp. 327,413	9,780
National City Corp. 470,473	15,366
North Fork Bancorp., Inc. 119,300	4,650
Northern Trust Corp. 167,112	7,762
PNC Financial Services Group, Inc. 215,427	11,540
Regions Financial Corp. 170,436	6,264
SouthTrust Corp. 260,207	8,288
State Street Corp. 256,511	13,431
SunTrust Banks, Inc. 215,349	14,444
Synovus Financial Corp. 228,432	6,305
U.S. Bancorp 1,471,491	40,054
Union Planters Corp. 149,052	4,959
Wachovia Corp. 1,017,821	46,687
Wells Fargo & Co. 1,284,657	72,352
Zions Bancorp. 70,147	4,299
	574,309

Business Machines & Software 9.6%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Adobe Systems, Inc. 179,789	7,882
•Apple Computer, Inc. 278,276	6,370
Autodesk, Inc. 83,954	1,616
•BMC Software, Inc. 172,408	2,996
•Cisco Systems, Inc. 5,366,183	112,582
•Compuware Corp. 281,522	1,582
•Comverse Technology, Inc. 142,615	2,573
•Dell, Inc. 1,964,932	70,973
•EMC Corp. 1,678,655	23,233
•Gateway, Inc. 234,837	1,184
Hewlett-Packard Co. 2,332,278	52,033

Security and Number of Shares	Mkt. Value ($ x 1,000)
❾ International Business Machines Corp. 1,325,093	118,569
•Lexmark International, Inc., Class A 100,530	7,400
▲❷ Microsoft Corp. 8,270,090	216,263
•NCR Corp. 73,899	2,656
•Network Appliance, Inc. 261,047	6,443
•Novell, Inc. 278,565	1,635
•Oracle Corp. 4,004,749	47,897
Pitney Bowes, Inc. 179,015	7,357
•Siebel Systems, Inc. 370,966	4,670
•Sun Microsystems, Inc. 2,446,358	9,688
•Unisys Corp. 248,827	3,822
•Xerox Corp. 602,360	6,325
	715,749

Business Services 3.9%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Allied Waste Industries, Inc. 157,115	1,772
•Apollo Group, Inc., Class A 136,300	8,659
Automatic Data Processing, Inc. 455,682	17,197
•Cendant Corp. 771,954	15,771
Cintas Corp. 130,305	5,559
•Citrix Systems, Inc. 130,566	3,301
Computer Associates International, Inc. 443,166	10,423
•Computer Sciences Corp. 142,718	5,655
•Concord EFS, Inc. 378,471	4,046
•Convergys Corp. 110,751	1,779
Deluxe Corp. 42,466	1,714
•eBay, Inc. 493,070	27,582
Electronic Data Systems Corp. 363,921	7,806
Equifax, Inc. 107,607	2,630
First Data Corp. 567,264	20,251
•Fiserv, Inc. 146,264	5,166
H&R Block, Inc. 136,187	6,413
IMS Health, Inc. 183,907	4,327
•Interpublic Group of Cos., Inc. 298,357	4,440
•Intuit, Inc. 156,279	7,811
•Mercury Interactive Corp. 66,943	3,109
•Monster Worldwide, Inc. 83,965	2,139
Omnicom Group, Inc. 147,364	11,760

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Parametric Technology Corp. 187,230	582
Paychex, Inc. 289,062	11,250
• PeopleSoft, Inc. 271,701	5,641
• Robert Half International, Inc. 128,524	3,034
• Sungard Data Systems, Inc. 218,305	6,124
• Symantec Corp. 116,401	7,758
Tyco International Ltd. 1,525,900	31,861
• Veritas Software Corp. 324,242	11,721
Waste Management, Inc. 451,805	11,711
• Yahoo!, Inc. 494,829	21,624
	290,616
Chemicals 1.4%	
Air Products & Chemicals, Inc. 175,301	7,960
Dow Chemical Co. 700,650	26,408
E.I. du Pont de Nemours & Co. 762,438	30,803
Eastman Chemical Co. 59,183	1,921
Ecolab, Inc. 198,798	5,346
Great Lakes Chemical Corp. 35,237	758
• Hercules, Inc. 82,003	857
Monsanto Co. 197,498	4,947
PPG Industries, Inc. 132,163	7,619
Praxair, Inc. 127,294	8,857
Rohm & Haas Co. 170,959	6,719
Sigma-Aldrich Corp. 52,726	2,765
	104,960
Construction 0.4%	
Centex Corp. 48,868	4,765
Fluor Corp. 64,302	2,384
KB Home 34,866	2,388
Masco Corp. 357,473	9,831
Pulte Homes, Inc. 46,575	4,029
The Sherwin-Williams Co. 114,364	3,836
The Stanley Works 62,640	2,088
Vulcan Materials Co. 78,918	3,497
	32,818
Consumer Durables 0.2%	
Black & Decker Corp. 58,086	2,777
Leggett & Platt, Inc. 146,312	3,057
Maytag Corp. 57,971	1,473

Security and Number of Shares	Mkt. Value ($ x 1,000)
Newell Rubbermaid, Inc. 209,537	4,777
Whirlpool Corp. 53,431	3,765
	15,849
Containers 0.1%	
Ball Corp. 44,056	2,476
Bemis Co. 40,729	1,883
• Pactiv Corp. 122,064	2,691
• Sealed Air Corp. 63,771	3,395
	10,445
Electronics 6.2%	
• ADC Telecommunications, Inc. 603,138	1,538
• Advanced Micro Devices, Inc. 259,913	3,951
• Agilent Technologies, Inc. 360,875	8,993
• Altera Corp. 290,881	5,885
American Power Conversion Corp. 153,555	3,106
• Analog Devices, Inc. 277,883	12,319
• Andrew Corp. 114,924	1,503
• Applied Materials, Inc. 1,264,942	29,562
• Applied Micro Circuits Corp. 226,273	1,317
• Broadcom Corp., Class A 224,933	7,187
• CIENA Corp. 351,972	2,256
7 Intel Corp. 4,981,205	164,629
ITT Industries, Inc. 73,010	4,964
• Jabil Circuit, Inc. 149,319	4,159
• JDS Uniphase Corp. 1,081,585	3,840
• KLA-Tencor Corp. 147,010	8,428
Linear Technology Corp. 239,108	10,188
• LSI Logic Corp. 285,590	2,639
• Lucent Technologies, Inc. 3,170,104	10,144
Maxim Integrated Products, Inc. 248,749	12,365
• Micron Technology, Inc. 465,235	6,671
Molex, Inc. 146,907	4,611
Motorola, Inc. 1,779,352	24,075
• National Semiconductor Corp. 138,754	5,638
• Novellus Systems, Inc. 115,539	4,771
• Nvidia Corp. 116,965	2,068
PerkinElmer, Inc. 92,308	1,662
• PMC - Sierra, Inc. 128,086	2,327

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Power-One, Inc. 62,573	567
•QLogic Corp. 70,738	3,965
Qualcomm, Inc. 605,918	28,781
•Sanmina—SCI Corp. 398,529	4,204
Scientific — Atlanta, Inc. 112,699	3,336
•Solectron Corp. 623,609	3,455
Symbol Technologies, Inc. 173,927	2,172
Tektronix, Inc. 65,499	1,681
•Tellabs, Inc. 312,653	2,354
•Teradyne, Inc. 140,324	3,197
Texas Instruments, Inc. 1,322,847	38,257
•Thermo Electron Corp. 123,063	2,705
•Thomas & Betts Corp. 44,556	793
•Waters Corp. 96,300	3,027
•Xilinx, Inc. 259,666	8,231
	457,521

Energy: Raw Materials 1.3%

Anadarko Petroleum Corp. 191,717	8,363
Apache Corp. 126,190	8,798
Baker Hughes, Inc. 256,086	7,237
•BJ Services Co. 119,400	3,917
Burlington Resources, Inc. 154,522	7,516
Devon Energy Corp. 178,337	8,649
EOG Resources, Inc. 90,133	3,798
Halliburton Co. 333,008	7,952
•Noble Corp. 103,457	3,552
Occidental Petroleum Corp. 291,610	10,282
•Rowan Cos., Inc. 69,670	1,669
Schlumberger Ltd. 445,787	20,939
	92,672

Food & Agriculture 3.7%

Archer-Daniels-Midland Co. 487,407	6,994
Campbell Soup Co. 314,009	8,139
The Coca-Cola Co. 1,881,619	87,307
Coca-Cola Enterprises, Inc. 342,039	6,896
ConAgra Foods, Inc. 410,504	9,786
General Mills, Inc. 287,030	12,873
H.J. Heinz Co. 270,171	9,545

Security and Number of Shares	Mkt. Value ($ x 1,000)
Hershey Foods Corp. 101,553	7,830
Kellogg Co. 310,527	10,288
McCormick & Co., Inc. 106,601	3,160
The Pepsi Bottling Group, Inc. 210,342	4,689
PepsiCo, Inc. 1,322,394	63,237
Sara Lee Corp. 591,138	11,781
Supervalu, Inc. 102,901	2,595
Sysco Corp. 496,710	16,719
Wm. Wrigley Jr. Co. 174,311	9,831
	271,670

Gold 0.2%

Newmont Mining Corp. 310,851	**13,609**

Healthcare / Drugs & Medicine 12.9%

Abbott Laboratories 1,193,733	50,877
Allergan, Inc. 99,596	7,531
AmerisourceBergen Corp. 85,453	4,851
•Amgen, Inc. 986,839	60,947
•Anthem, Inc. 105,740	7,236
Applied Biosystems Group — Applera Corp. 157,833	3,643
Bausch & Lomb, Inc. 39,537	1,904
Baxter International, Inc. 463,802	12,328
Becton Dickinson & Co. 194,976	7,128
•Biogen, Inc. 113,407	4,590
Biomet, Inc. 194,456	6,973
•Boston Scientific Corp. 314,266	21,282
Bristol-Myers Squibb Co. 1,480,008	37,548
C.R. Bard, Inc. 41,129	3,292
Cardinal Health, Inc. 342,274	20,311
•Chiron Corp. 142,078	7,762
Eli Lilly & Co. 857,927	57,155
•Express Scripts, Inc. 60,000	3,295
•Forest Laboratories, Inc. 280,240	14,015
•Genzyme Corp. — General Division 169,186	7,766
Guidant Corp. 235,874	12,032
HCA, Inc. 379,922	14,532
Health Management Associates, Inc., Class A 180,429	3,996

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Humana, Inc. 124,343	2,523
⑩ Johnson & Johnson 2,272,356	114,368
• King Pharmaceuticals, Inc. 187,724	2,515
Manor Care, Inc. 67,759	2,255
McKesson Corp. 220,583	6,677
• Medco Health Solutions, Inc. 204,639	6,794
• Medimmune, Inc. 193,581	5,161
Medtronic, Inc. 932,124	42,477
Merck & Co., Inc. 1,713,842	75,838
④ Pfizer, Inc. 5,955,711	188,200
• Quest Diagnostics 81,055	5,483
Schering-Plough Corp. 1,121,384	17,124
• St. Jude Medical, Inc. 131,142	7,627
Stryker Corp. 153,897	12,483
• Tenet Healthcare Corp. 360,505	4,975
UnitedHealth Group, Inc. 455,766	23,189
• Watson Pharmaceuticals, Inc. 83,237	3,269
• WellPoint Health Networks, Inc. 111,422	9,905
Wyeth 1,020,382	45,040
• Zimmer Holdings, Inc. 176,192	11,243
	958,140

Household Products 2.3%

Alberto-Culver Co., Class B 43,951	2,786
Avon Products, Inc. 181,527	12,337
Clorox Co. 165,110	7,479
Colgate-Palmolive Co. 412,739	21,954
The Gillette Co. 780,677	24,904
International Flavors & Fragrances, Inc. 69,728	2,308
Procter & Gamble Co. 992,513	97,554
	169,322

Insurance 4.8%

ACE Ltd. 212,000	7,632
Aetna, Inc. 117,847	6,766
AFLAC, Inc. 393,064	14,339
The Allstate Corp. 537,300	21,223
AMBAC Financial Group, Inc. 83,554	5,911
⑧ American International Group, Inc. 1,996,450	121,444

Security and Number of Shares	Mkt. Value ($ x 1,000)
AON Corp. 238,426	5,221
Chubb Corp. 143,077	9,559
CIGNA Corp. 108,571	6,194
Cincinnati Financial Corp. 123,208	5,042
Hartford Financial Services Group, Inc. 215,567	11,835
Jefferson-Pilot Corp. 110,614	5,281
John Hancock Financial Services, Inc. 222,007	7,848
Lincoln National Corp. 137,597	5,494
Loews Corp. 142,787	6,140
Marsh & McLennan Cos., Inc. 409,020	17,486
MBIA, Inc. 110,393	6,580
Metlife, Inc. 582,118	18,278
MGIC Investment Corp. 77,579	3,980
Principal Financial Group, Inc. 246,724	7,735
The Progressive Corp. 166,968	12,322
Prudential Financial, Inc. 419,100	16,194
Safeco Corp. 104,621	3,839
St. Paul Cos., Inc. 174,394	6,650
Torchmark Corp. 86,710	3,805
Travelers Property Casualty Corp., Class B 765,599	12,533
UnumProvident Corp. 225,526	3,692
XL Capital Ltd., Class A 104,565	7,267
	360,290

Media 3.8%

Clear Channel Communications, Inc. 471,722	19,256
• Comcast Corp., Class A 1,722,610	58,431
Dow Jones & Co., Inc. 64,009	3,327
Gannett Co., Inc. 205,769	17,307
Knight-Ridder, Inc. 61,087	4,479
The McGraw-Hill Cos., Inc. 148,062	9,913
Meredith Corp. 39,218	1,903
New York Times Co., Class A 113,850	5,411
R.R. Donnelley & Sons Co. 83,996	2,184
• Time Warner, Inc. 3,450,276	52,755
Tribune Co. 239,639	11,754
• Univision Communications, Inc., Class A 245,184	8,324

Security and Number of Shares	Mkt. Value ($ x 1,000)
Viacom, Inc., Class B 1,341,869	53,500
The Walt Disney Co. 1,564,105	35,411
	283,955

Miscellaneous 0.6%

3M Co. 598,376	**47,194**

Miscellaneous Finance 8.1%

American Express Co. 983,481	46,155
The Bear Stearns Cos., Inc. 75,729	5,774
Capital One Financial Corp. 173,711	10,562
❚The Charles Schwab Corp. 1,031,750	13,991
Charter One Financial, Inc. 173,453	5,544
❺Citigroup, Inc. 3,942,239	186,862
Countrywide Financial Corp. 105,616	11,102
Fannie Mae 744,727	53,389
Federated Investors, Inc., Class B 81,300	2,248
Franklin Resources, Inc. 193,688	9,185
Freddie Mac 533,902	29,968
Golden West Financial Corp. 116,305	11,680
Goldman Sachs Group, Inc. 361,500	33,945
Janus Capital Group, Inc. 178,307	2,521
Lehman Brothers Holdings, Inc. 186,004	13,392
MBNA Corp. 977,593	24,195
Merrill Lynch & Co., Inc. 716,334	42,407
Moody's Corp. 116,409	6,732
Morgan Stanley 831,439	45,621
•Providian Financial Corp. 216,172	2,402
SLM Corp. 343,683	13,459
T. Rowe Price Group, Inc. 95,307	3,922
Washington Mutual, Inc. 706,221	30,897
	605,953

Non-Durables & Entertainment 1.2%

•American Greetings Corp., Class A 56,888	1,214
Darden Restaurants, Inc. 126,412	2,648
•Electronic Arts, Inc. 111,378	11,031
Fortune Brands, Inc. 112,791	7,348
Hasbro, Inc. 129,312	2,819
International Game	

Security and Number of Shares	Mkt. Value ($ x 1,000)
Technology 264,552	8,664
Mattel, Inc. 335,693	6,499
McDonald's Corp. 972,896	24,332
•Starbucks Corp. 298,059	9,419
Tupperware Corp. 43,789	659
Wendy's International, Inc. 85,337	3,162
•Yum! Brands, Inc. 222,998	7,613
	85,408

Non-Ferrous Metals 0.4%

Alcoa, Inc. 646,687	20,416
Engelhard Corp. 95,939	2,742
Freeport-McMoran Copper & Gold, Inc., Class B 126,715	4,910
•Phelps Dodge Corp. 68,480	4,228
	32,296

Oil: Domestic 0.9%

Amerada Hess Corp. 70,261	3,627
Ashland, Inc. 53,145	1,979
ConocoPhillips 521,248	29,789
Kerr-McGee Corp. 75,470	3,132
Marathon Oil Corp. 236,579	6,996
•Nabors Industries Ltd. 111,107	4,200
Sunoco, Inc. 57,302	2,508
•Transocean, Inc. 240,599	4,617
Unocal Corp. 197,422	6,254
	63,102

Oil: International 3.3%

ChevronTexaco Corp. 818,957	60,848
❻Exxon Mobil Corp. 5,078,347	185,766
	246,614

Optical & Photo 0.2%

•Corning, Inc. 1,013,875	11,132
Eastman Kodak Co. 220,974	5,399
	16,531

Paper & Forest Products 0.8%

Boise Cascade Corp. 43,653	1,225
Georgia-Pacific Corp. 193,318	5,080
International Paper Co. 364,813	14,355

See financial notes.   31

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Kimberly-Clark Corp. 388,900	20,538
• Louisiana-Pacific Corp. 79,408	1,510
MeadWestvaco Corp. 151,777	3,934
Temple-Inland, Inc. 41,926	2,265
Weyerhaeuser Co. 168,097	10,125
	59,032

Producer Goods & Manufacturing 4.8%

• American Standard Cos., Inc. 55,900	5,350
Avery Dennison Corp. 83,772	4,405
Caterpillar, Inc. 263,101	19,280
Cooper Industries Ltd., Class A 72,442	3,832
Deere & Co. 182,292	11,051
Dover Corp. 153,706	5,998
Emerson Electric Co. 322,181	18,284
▲❶ General Electric Co. 7,662,270	222,282
Honeywell International, Inc. 655,680	20,070
Illinois Tool Works, Inc. 238,165	17,517
Ingersoll-Rand Co., Class A 132,964	8,031
Johnson Controls, Inc. 69,334	7,455
• Millipore Corp. 37,784	1,657
Pall Corp. 92,974	2,176
Parker Hannifin Corp. 91,418	4,660
Snap-On, Inc. 44,189	1,296
W.W. Grainger, Inc. 68,199	3,122
	356,466

Railroad & Shipping 0.4%

Burlington Northern Santa Fe Corp. 284,277	8,227
CSX Corp. 163,740	5,210
Norfolk Southern Corp. 294,282	5,930
Union Pacific Corp. 197,337	12,353
	31,720

Real Property 0.4%

Apartment Investment & Management Co., Class A 72,500	2,965
Equity Office Properties Trust 306,006	8,571
Equity Residential 208,829	6,108
Plum Creek Timber Co., Inc. 144,500	3,808

Security and Number of Shares	Mkt. Value ($ x 1,000)
ProLogis 138,400	4,088
Simon Property Group, Inc. 145,800	6,573
	32,113

Retail 7.4%

Albertson's, Inc. 282,510	5,732
• Autonation, Inc. 214,100	4,004
• AutoZone, Inc. 68,977	6,629
• Bed, Bath & Beyond, Inc. 226,687	9,575
• Best Buy Co., Inc. 247,472	14,430
• Big Lots, Inc. 87,567	1,314
Circuit City Stores, Inc. 158,574	1,513
• Costco Wholesale Corp. 349,933	12,377
CVS Corp. 299,627	10,541
Dillards, Inc., Class A 62,888	1,017
Dollar General Corp. 253,824	5,704
Family Dollar Stores, Inc. 132,990	5,800
Federated Department Stores, Inc. 143,646	6,830
The Gap, Inc. 682,936	13,030
Home Depot, Inc. 1,756,211	65,103
J.C. Penney Co., Inc. Holding Co. 208,006	4,919
• Kohl's Corp. 259,771	14,565
• Kroger Co. 571,485	9,995
Limited Brands, Inc. 397,498	6,996
Lowe's Cos., Inc. 600,019	35,359
The May Department Stores Co. 217,801	6,090
Nordstrom, Inc. 104,076	3,173
• Office Depot, Inc. 233,133	3,481
RadioShack Corp. 126,108	3,782
• Safeway, Inc. 337,377	7,119
Sears, Roebuck & Co. 218,510	11,500
• Staples, Inc. 373,442	10,016
Target Corp. 697,715	27,727
Tiffany & Co. 109,553	5,198
TJX Cos., Inc. 392,966	8,248
• Toys 'R' Us, Inc. 160,316	2,084
▲❸ Wal-Mart Stores, Inc. 3,343,641	197,108
Walgreen Co. 782,744	27,255
Winn-Dixie Stores, Inc. 105,395	853
	549,067

Security and Number of Shares	Mkt. Value ($ x 1,000)
Steel 0.1%	
Allegheny Technologies, Inc. 60,584	463
Nucor Corp. 58,905	3,230
United States Steel Corp. 75,446	1,784
Worthington Industries, Inc. 69,657	1,016
	6,493
Telephone 3.4%	
Alltel Corp. 237,668	11,235
AT&T Corp. 602,440	11,199
•AT&T Wireless Services, Inc. 2,068,032	14,993
•Avaya, Inc. 316,675	4,098
BellSouth Corp. 1,410,708	37,116
CenturyTel, Inc. 109,133	3,902
•Citizens Communications Co. 211,157	2,629
•Nextel Communications, Inc., Class A 788,871	19,091
•Qwest Communications International, Inc. 1,282,142	4,526
SBC Communications, Inc. 2,540,633	60,924
Sprint Corp. (FON Group) 688,155	11,010
•Sprint Corp. (PCS Group) 788,062	3,428
Verizon Communications, Inc. 2,107,422	70,809
	254,960
Tobacco 1.1%	
Altria Group, Inc. 1,553,865	72,255
R.J. Reynolds Tobacco Holdings, Inc. 63,900	3,069
UST, Inc. 125,374	4,265
	79,589
Travel & Recreation 0.5%	
Brunswick Corp. 66,972	1,987
Carnival Corp. 480,912	16,789
Harrah's Entertainment, Inc. 86,097	3,745
Hilton Hotels Corp. 284,697	4,510
Marriott International, Inc., Class A 178,134	7,695
Starwood Hotels & Resorts Worldwide, Inc. 153,921	5,192
	39,918

Security and Number of Shares	Mkt. Value ($ x 1,000)
Trucking & Freight 0.1%	
Paccar, Inc. 89,970	7,104
Ryder Systems, Inc. 50,813	1,524
	8,628
Utilities: Electric & Gas 2.8%	
•The AES Corp. 472,190	4,132
•Allegheny Energy, Inc. 93,242	987
Ameren Corp. 124,880	5,576
American Electric Power Co., Inc. 300,085	8,459
•Calpine Corp. 283,341	1,306
Centerpoint Energy, Inc. 226,615	2,223
Cinergy Corp. 136,058	4,940
•CMS Energy Corp. 109,346	888
Consolidated Edison, Inc. 171,470	6,939
Constellation Energy Group, Inc. 128,786	4,684
Dominion Resources, Inc. 246,282	15,171
DTE Energy Co. 130,383	4,809
Duke Energy Corp. 690,912	12,540
•Dynegy, Inc., Class A 276,351	1,108
•Edison International 247,077	4,870
El Paso Corp. 457,625	3,359
Entergy Corp. 174,608	9,411
Exelon Corp. 250,396	15,888
FirstEnergy Corp. 247,745	8,520
FPL Group, Inc. 139,198	8,873
KeySpan Corp. 122,365	4,279
Kinder Morgan, Inc. 93,339	4,998
Nicor, Inc. 31,789	1,090
NiSource, Inc. 200,255	4,147
Peoples Energy Corp. 27,820	1,125
•PG&E Corp. 315,720	7,719
Pinnacle West Capital Corp. 70,250	2,568
PPL Corp. 134,648	5,375
Progress Energy, Inc. 185,355	7,989
Public Service Enterprise Group, Inc. 174,439	7,129
Sempra Energy 170,781	4,748
The Southern Co. 555,055	16,541
TECO Energy, Inc. 142,669	1,873

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
TXU Corp. 244,850	5,588
Williams Cos., Inc. 390,973	3,988
Xcel Energy, Inc. 301,175	4,939
	208,779

Short-Term Investment
0.1% of net assets

Provident Institutional TempFund 9,323,808	**9,324**

Security Rate, maturity date	Face value ($ x 1,000)	

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills		
0.82%-0.93%, 12/18/03	840	**839**

End of investments. For totals, please see the first page of holdings for this fund.

Security Rate, maturity date	Face value ($ x 1,000)	

Collateral Invested for Securities on Loan
16.2% of net assets

Commercial Paper & Other Corporate Obligations

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
American Express Centurion Bank		
1.11%, 12/12/03	21,686	21,686
1.11%, 01/27/04	24,508	24,508
American Express Credit Corp.		
1.11%, 04/16/04	24,676	24,676
1.09%, 05/13/04	21,248	21,248
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	24,965	24,965
CC USA, Inc.		
1.08%, 11/17/03	8,073	8,056
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	38,078	37,978
1.08%, 11/14/03	16,884	16,852
1.08%, 11/18/03	38,674	38,594
1.07%, 11/19/03	39,095	39,065
Crown Point Funding Corp.		
1.11%, 01/16/04	33,641	33,559
1.08%, 11/14/03	21,970	21,926
Depfa Bank PLC		
1.08%, 11/18/03	30,539	30,456
Fairway Finance Corp.		
1.10%, 01/12/04	61,443	61,267
General Electric Capital Corp.		
1.08%, 05/10/04	13,115	13,115
Lexington Parker		
1.07%, 11/06/03	25,960	25,936
Svenska Handelsbanken		
1.39%, 10/27/04	18,012	18,010
Tulip Funding Corp.		
1.07%, 11/10/03	24,004	23,981
Westdeutsche Landesbank AG		
1.09%, 09/23/04	25,550	25,545
1.09%, 09/29/04	25,840	25,834
1.08%, 10/12/04	5,080	5,080
		542,337

Short-Term Investments

Wells Fargo Bank, Time Deposit		
1.06%, 11/03/03	80,842	**80,842**

Security and Number of Shares	

Other Investment Companies

Institutional Money Market Trust 584,942,519	**584,943**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

 See financial notes.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value	
(including $1,166,865 of securities on loan)	$7,441,555
Collateral held for securities on loan	1,208,122
Receivables:	
Fund shares sold	8,247
Interest	9
Dividends	9,970
Investments sold	1,517
Due from broker for futures	11
Income from securities on loan	121
Prepaid expenses	+ 84
Total assets	**8,669,636**

The fund paid $7,280,890 for these securities. Not counting short-term obligations and government securities, the fund paid $505,804 for securities during the report period and received $214,532 from securities it sold or that matured.

Liabilities

Collateral held for securities on loan	1,208,122
Payables:	
Fund shares redeemed	13,002
Investments bought	358
Investment adviser and administrator fees	39
Transfer agent and shareholder service fees	40
Accrued expenses	+ 691
Total liabilities	**1,222,252**

Net Assets

Total assets	8,669,636
Total liabilities	− 1,222,252
Net assets	**$7,447,384**

These derive from investments and futures. As of the report date, the fund had forty-three open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $11,282 and net unrealized gains of $384.

Net Assets by Source

Capital received from investors	7,837,028
Net investment income not yet distributed	80,919
Net realized capital losses	(631,612)
Net unrealized capital gains	161,049

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,510,048		214,555		$16.36
Select Shares®	$3,691,726		224,944		$16.41
e.Shares®	$245,610		15,007		$16.37

Federal Tax Data

Portfolio Cost	$7,362,738

Net unrealized gains and losses:
Gains	$1,494,337
Losses	+(1,415,520)
	$78,817

Undistributed earnings:
Ordinary income	$80,917
Long-term capital gains	$—

Unused capital losses:
Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	+ 72,382
	$549,378

See financial notes. 35

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$115,956
Interest		86
Securities on loan	+	1,082
Total investment income		**117,124**

Net Realized Gains and Losses

Net realized losses on investments sold		(60,537)
Net realized gains on futures contracts	+	1,196
Net realized losses		**(59,341)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		1,201,575
Net unrealized gains on futures contracts	+	368
Net unrealized gains		**1,201,943**

Expenses

Investment adviser and administrator fees		11,122
Transfer agent and shareholder service fees:		
Investor Shares		7,554
Select Shares®		3,207
e.Shares®		226
Trustees' fees		43
Custodian fees		183
Portfolio accounting fees		976
Professional fees		64
Registration fees		132
Shareholder reports		636
Interest expense		10
Other expenses	+	134
Total expenses		24,287
Expense reduction	–	6,555
Net expenses		**17,732**

Increase in Net Assets from Operations

Total investment income		117,124
Net expenses	–	17,732
Net investment income		**99,392**
Net realized losses		(59,341)
Net unrealized gains	+	1,201,943
Increase in net assets from operations		**$1,241,994**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $1,672 from the investment adviser (CSIM) and $4,883 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

Prior to March 1, 2003, the limit was 0.35% for the Investor Shares. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $1,142,602.

 See financial notes.

Statements of

Changes in net assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$99,392	$91,487
Net realized losses	(59,341)	(350,232)
Net unrealized gains or losses	+ 1,201,943	(899,126)
Increase or decrease in net assets from operations	**1,241,994**	**(1,157,871)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income		
Investor Shares	40,628	33,227
Select Shares®	49,532	44,304
e.Shares®	+ 3,378	3,401
Total dividends from net investment income	**$93,538**	**$80,932**

Transactions in Fund Shares

	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 VALUE	11/1/01–10/31/02 SHARES	11/1/01–10/31/02 VALUE
Shares Sold				
Investor Shares	50,095	$730,445	55,877	$908,494
Select Shares	51,800	753,457	69,223	1,121,910
e.Shares	+ 4,668	67,061	5,190	83,737
Total shares sold	**106,563**	**$1,550,963**	**130,290**	**$2,114,141**
Shares Reinvested				
Investor Shares	2,857	$39,062	1,850	$31,991
Select Shares	3,300	45,211	2,314	40,073
e.Shares	+ 224	3,062	178	3,074
Total shares reinvested	**6,381**	**$87,335**	**4,342**	**$75,138**
Shares Redeemed				
Investor Shares	(38,573)	($558,964)	(44,191)	($692,759)
Select Shares	(49,150)	(705,422)	(68,436)	(1,061,022)
e.Shares	+ (5,869)	(84,347)	(7,834)	(123,864)
Total shares redeemed	**(93,592)**	**($1,348,733)**	**(120,461)**	**($1,877,645)**
Net transactions in fund shares	**19,352**	**$289,565**	**14,171**	**$311,634**

Shares Outstanding and Net Assets

	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 NET ASSETS	11/1/01–10/31/02 SHARES	11/1/01–10/31/02 NET ASSETS
Beginning of period	435,154	$6,009,363	420,983	$6,936,532
Total increase or decrease	+ 19,352	1,438,021	14,171	(927,169)
End of period	**454,506**	**$7,447,384**	**435,154**	**$6,009,363**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary Income	$93,538	$80,932
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$236	$423
Select Shares	302	438
e.Shares	+ 22	+ 28
Total	**$560**	**$889**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $80,919 and $75,065 for the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios®	
All Equity Portfolio	2.6%
Growth Portfolio	1.9%
Balanced Portfolio	1.2%
Conservative Portfolio	0.6%

See financial notes. 37

Schwab 1000 Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	25.25	29.57	39.95	37.12	29.90
Income or loss from investment operations:					
Net investment income	0.33	0.31	0.26	0.26	0.26
Net realized and unrealized gains or losses	4.99	(4.36)	(10.40)	2.83	7.21
Total income or loss from investment operations	5.32	(4.05)	(10.14)	3.09	7.47
Less distributions:					
Dividends from net investment income	(0.32)	(0.27)	(0.24)	(0.26)	(0.25)
Net asset value at end of period	30.25	25.25	29.57	39.95	37.12
Total return (%)	21.34	(13.87)	(25.50)	8.34	25.12
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.49	0.46	0.46	0.46[1]	0.46
Gross operating expenses	0.51	0.52	0.51	0.51	0.51
Net investment income	1.27	1.04	0.78	0.63	0.78
Portfolio turnover rate	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	3,974	3,223	3,852	5,083	4,925

[1] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had been included.

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	25.26	29.58	39.98	37.16	29.93
Income or loss from investment operations:					
Net investment income	0.37	0.35	0.31	0.29	0.30
Net realized and unrealized gains or losses	4.99	(4.36)	(10.41)	2.84	7.22
Total income or loss from investment operations	5.36	(4.01)	(10.10)	3.13	7.52
Less distributions:					
Dividends from net investment income	(0.35)	(0.31)	(0.30)	(0.31)	(0.29)
Net asset value at end of period	30.27	25.26	29.58	39.98	37.16
Total return (%)	21.52	(13.77)	(25.40)	8.46	25.29
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.35	0.35	0.35	0.35[1]	0.35
Gross operating expenses	0.36	0.37	0.36	0.36	0.37
Net investment income	1.41	1.15	0.89	0.74	0.89
Portfolio turnover rate	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	1,996	1,588	1,911	2,159	2,214

[1] The ratio of net operating expenses would have been 0.36% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.9% Common Stock	3,959,733	5,961,669
0.0% Short-Term Investment	467	467
0.0% U.S. Treasury Obligation	200	200
99.9% Total Investments	3,960,400	5,962,336
18.2% Collateral Invested for Securites on Loan	1,085,371	1,085,371
(18.1)% Other Assets and Liabilities, Net		(1,078,074)
100.0% Total Net Assets		5,969,633

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 99.9% of net assets

Aerospace / Defense 1.5%

The Boeing Co. 453,182	17,443
Crane Co. 31,050	873
General Dynamics Corp. 108,400	9,073
Goodrich Corp. 61,892	1,709
•L-3 Communications Holdings, Inc. 51,200	2,393
Lockheed Martin Corp. 243,584	11,293

Security and Number of Shares	Mkt. Value ($ x 1,000)
Northrop Grumman Corp. 98,597	8,815
Raytheon Co. 223,000	5,905
Rockwell Automation, Inc. 98,600	3,062
Rockwell Collins, Inc. 95,100	2,610
Textron, Inc. 73,400	3,647
United Technologies Corp. 254,427	21,547
	88,370

Air Transportation 1.1%

Delta Air Lines, Inc. 64,200	836
FedEx Corp. 161,160	12,210
Sabre Holdings Corp. 76,100	1,667
Southwest Airlines Co. 421,925	8,185
United Parcel Service, Inc., Class B 607,500	44,056
	66,954

Alcoholic Beverages 0.5%

Adolph Coors Co., Class B 18,800	1,054
Anheuser-Busch Cos., Inc. 448,800	22,108
Brown-Forman Corp., Class B 33,578	2,833
•Constellation Brands, Inc., Class A 55,700	1,747
	27,742

Apparel 0.4%

•Coach, Inc. 98,328	3,487
Jones Apparel Group, Inc. 69,100	2,384
Liz Claiborne, Inc. 58,000	2,140
Nike, Inc., Class B 141,900	9,067
Polo Ralph Lauren Corp. 26,500	806
Reebok International Ltd. 31,200	1,215
•Timberland Co., Class A 19,100	992
VF Corp. 58,600	2,487
	22,578

Automotive Products / Motor Vehicles 1.3%

•American Axle & Manufacturing Holdings, Inc. 27,900	965
ArvinMeritor, Inc. 35,400	594
BorgWarner, Inc. 14,000	1,114
Carlisle Cos., Inc. 16,000	918

Security and Number of Shares	Mkt. Value ($ x 1,000)
Cooper Tire & Rubber Co. 38,300	753
Cummins, Inc. 21,600	1,024
Dana Corp. 77,189	1,257
Danaher Corp. 83,200	6,893
Delphi Corp. 301,400	2,682
Donaldson Co., Inc. 22,900	1,310
Eaton Corp. 40,700	4,080
Ford Motor Co. 988,970	11,996
General Motors Corp. 302,934	12,926
• General Motors Corp., Class H 595,294	9,781
Gentex Corp. 41,600	1,625
Genuine Parts Co. 92,775	2,952
• Goodyear Tire & Rubber Co. 91,200	626
Harley-Davidson, Inc. 163,300	7,742
• Lear Corp. 36,200	2,103
• Navistar International Corp. 35,500	1,435
Oshkosh Truck Corp. 17,800	816
Polaris Industries, Inc. 11,900	1,019
Superior Industries International, Inc. 14,400	612
	75,223

Banks 7.8%

Security and Number of Shares	Mkt. Value ($ x 1,000)
AmSouth Bancorp. 200,875	4,745
Associated Banc-Corp. 38,825	1,598
Bancorpsouth, Inc. 40,800	959
Bank of America Corp. 808,322	61,214
Bank of Hawaii Corp. 33,750	1,330
The Bank of New York Co., Inc. 415,700	12,966
Bank One Corp. 613,993	26,064
Banknorth Group, Inc. 85,800	2,687
BB&T Corp. 298,681	11,550
Citizens Banking Corp. Michigan 23,000	673
City National Corp. 26,000	1,565
The Colonial BancGroup, Inc. 64,400	1,010
Comerica, Inc. 94,774	4,879
Commerce Bancorp, Inc. N.J. 39,900	1,929
Commerce Bancshares, Inc. 34,848	1,669
Community First Bankshares, Inc. 20,400	554

Security and Number of Shares	Mkt. Value ($ x 1,000)
Compass Bancshares, Inc. 68,112	2,573
Cullen/Frost Bankers, Inc. 26,500	1,027
Fifth Third Bancorp 308,930	17,906
First Citizens BancShares, Inc., Class A 6,000	684
First Midwest Bancorp, Inc. Illinois 25,700	794
First Tennessee National Corp. 68,200	3,094
FirstMerit Corp. 44,000	1,134
FleetBoston Financial Corp. 568,615	22,966
FNB Corp. 23,940	791
Fulton Financial Corp. 59,187	1,222
Hibernia Corp., Class A 82,000	1,852
Hudson City Bancorp, Inc. 102,500	3,540
Hudson United Bancorp 23,500	853
Huntington Bancshares, Inc. 124,935	2,706
J.P. Morgan Chase & Co. 1,099,990	39,490
KeyCorp, Inc. 227,446	6,425
M&T Bank Corp. 65,801	6,179
Marshall & Ilsley Corp. 123,470	4,423
Mellon Financial Corp. 232,388	6,941
Mercantile Bankshares Corp. 42,575	1,804
National City Corp. 332,400	10,856
National Commerce Financial Corp. 108,850	2,990
North Fork Bancorp., Inc. 85,900	3,348
Northern Trust Corp. 120,850	5,613
Old National Bancorp. 32,962	732
Park National Corp. 7,100	830
Peoples Bank-Bridgeport 32,000	1,048
PNC Financial Services Group, Inc. 151,730	8,128
Popular, Inc. 70,800	3,186
Provident Financial Group, Inc. 25,400	748
Regions Financial Corp. 119,065	4,376
Sky Financial Group, Inc. 48,530	1,182
SouthTrust Corp. 184,474	5,876
State Street Corp. 180,100	9,430
SunTrust Banks, Inc. 151,456	10,158
Synovus Financial Corp. 161,762	4,465
TCF Financial Corp. 38,600	2,014
Trustmark Corp. 32,000	911
U.S. Bancorp 1,040,053	28,310

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Union Planters Corp. 107,000	3,560
UnionBanCal Corp. 80,200	4,344
United Bankshares, Inc. 21,900	662
Valley National Bancorp 49,599	1,451
Wachovia Corp. 726,220	33,312
Wells Fargo & Co. 906,932	51,078
Westamerica Bancorp. 17,400	871
Whitney Holding Corp. 20,900	794
Wilmington Trust Corp. 34,000	1,145
Zions Bancorp. 49,300	3,022
	466,236

Business Machines & Software 8.9%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•3Com Corp. 191,150	1,376
Adobe Systems, Inc. 124,800	5,471
•Apple Computer, Inc. 196,100	4,489
Autodesk, Inc. 58,700	1,130
•BEA Systems, Inc. 221,900	3,084
•BMC Software, Inc. 122,400	2,127
•Cisco Systems, Inc. 3,792,500	79,567
•Compuware Corp. 196,600	1,105
•Comverse Technology, Inc. 101,200	1,826
•Dell, Inc. 1,387,200	50,106
Diebold, Inc. 39,418	2,249
•EMC Corp. 1,181,700	16,355
Fair Isaac Corp. 26,350	1,681
•Gateway, Inc. 168,600	850
Hewlett-Packard Co. 1,648,340	36,774
IKON Office Solutions, Inc. 75,000	630
❾ International Business Machines Corp. 935,500	83,709
•Juniper Networks, Inc. 207,300	3,729
•Lexmark International, Inc., Class A 69,400	5,109
•Maxtor Corp. 132,600	1,813
Microchip Technology, Inc. 110,500	3,614
▲❷ Microsoft Corp. 5,843,100	152,797
•NCR Corp. 50,651	1,820
•Network Appliance, Inc. 184,600	4,556
•Novell, Inc. 200,300	1,176
•Oracle Corp. 2,824,114	33,776

Security and Number of Shares	Mkt. Value ($ x 1,000)
Pitney Bowes, Inc. 125,100	5,142
•Sandisk Corp. 41,900	3,377
•Seagate Escrow Security 126,560	36
•Siebel Systems, Inc. 263,200	3,314
•Storage Technology Corp. 57,300	1,381
•Sun Microsystems, Inc. 1,732,800	6,862
•Sybase, Inc. 49,300	882
•Tech Data Corp. 29,400	968
Total System Services, Inc. 104,400	2,879
•Unisys Corp. 177,450	2,726
•Xerox Corp. 426,050	4,473
	532,959

Business Services 4.1%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Affiliated Computer Services, Inc., Class A 70,700	3,459
•Affymetrix, Inc. 30,400	779
•Allied Waste Industries, Inc. 110,065	1,241
•Apollo Group, Inc., Class A 94,750	6,019
•Aramark Corp., Class B 50,400	1,347
Automatic Data Processing, Inc. 321,900	12,148
•BearingPoint, Inc. 98,600	927
•The BISYS Group, Inc. 62,600	895
•CACI International, Inc., Class A 14,800	733
•Career Education Corp. 56,000	2,999
CDW Corp. 45,700	2,744
•Cendant Corp. 549,348	11,223
•Ceridian Corp. 80,000	1,680
•Cerner Corp. 18,500	784
Certegy, Inc. 34,600	1,165
•Checkfree Corp. 41,000	1,129
•ChoicePoint, Inc. 46,666	1,635
Cintas Corp. 92,900	3,963
•Citrix Systems, Inc. 94,900	2,399
Computer Associates International, Inc. 310,779	7,309
•Computer Sciences Corp. 100,696	3,990
•Concord EFS, Inc. 271,524	2,903
•Convergys Corp. 90,200	1,449
•Copart, Inc. 48,000	599
•Corinthian Colleges, Inc. 24,600	1,523

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Corporate Executive Board Co.	19,400	990
• D&B Corp.	40,700	1,895
Deluxe Corp.	32,200	1,300
• DeVry, Inc.	36,400	883
• DST Systems, Inc.	64,100	2,424
• eBay, Inc.	347,500	19,439
• Education Management Corp.	18,400	1,162
Electronic Data Systems Corp.	256,800	5,508
Equifax, Inc.	75,900	1,855
First Data Corp.	401,604	14,337
• Fiserv, Inc.	103,589	3,659
Global Payments, Inc.	19,200	800
GTECH Holdings Corp.	31,600	1,412
H&R Block, Inc.	99,900	4,704
• ICOS Corp.	34,300	1,602
IMS Health, Inc.	129,100	3,038
• Interpublic Group of Cos., Inc.	209,650	3,120
• Intuit, Inc.	110,800	5,538
• Invitrogen Corp.	26,900	1,711
• Iron Mountain, Inc.	46,200	1,767
• ITT Educational Services, Inc.	23,700	1,180
Jack Henry & Associates, Inc.	45,500	909
• Jacobs Engineering Group, Inc.	30,200	1,399
• Lamar Advertising Co.	46,300	1,403
Manpower, Inc.	41,800	1,939
• Mercury Interactive Corp.	46,000	2,136
• Monster Worldwide, Inc.	60,100	1,531
National Instruments Corp.	26,600	1,133
• Network Associates, Inc.	86,500	1,205
Omnicom Group, Inc.	101,900	8,132
Paychex, Inc.	203,842	7,933
• PeopleSoft, Inc.	216,306	4,490
• Peregrine Systems, Inc.	102,600	51
• Perot Systems Corp., Class A	56,400	599
• Pixar, Inc.	28,800	1,982
Republic Services, Inc.	88,800	2,065
The Reynolds & Reynolds Co., Class A	36,200	983
• Robert Half International, Inc.	90,200	2,130
The ServiceMaster Co.	156,800	1,798

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Stericycle, Inc.	21,700	1,002
• Sungard Data Systems, Inc.	153,800	4,314
• Symantec Corp.	84,000	5,599
• Synopsys, Inc.	82,600	2,620
• VeriSign, Inc.	126,635	2,010
• Veritas Software Corp.	229,079	8,281
Viad Corp.	45,900	1,147
• Waste Connections, Inc.	14,600	506
Waste Management, Inc.	318,475	8,255
• WebMD Corp.	160,500	1,250
• Yahoo!, Inc.	362,906	15,859
		246,027

Chemicals 1.4%

Security and Number of Shares		Mkt. Value ($ x 1,000)
Air Products & Chemicals, Inc.	122,200	5,549
Airgas, Inc.	37,300	714
Albemarle Corp.	21,700	582
Cabot Corp.	31,900	890
• Celgene Corp.	43,000	1,793
• Cytec Industries, Inc.	20,400	712
Dow Chemical Co.	496,552	18,715
E.I. du Pont de Nemours & Co.	538,689	21,763
Eastman Chemical Co.	40,125	1,303
Ecolab, Inc.	141,100	3,794
Great Lakes Chemical Corp.	26,200	563
IMC Global, Inc.	59,860	419
Lubrizol Corp.	26,800	812
Lyondell Chemical Co.	93,800	1,341
Monsanto Co.	140,648	3,523
PPG Industries, Inc.	92,100	5,310
Praxair, Inc.	88,000	6,123
Rohm & Haas Co.	119,114	4,681
RPM International, Inc.	59,800	864
Sigma-Aldrich Corp.	39,200	2,056
Valspar Corp.	26,100	1,245
		82,752

Construction 0.7%

Security and Number of Shares		Mkt. Value ($ x 1,000)
Centex Corp.	34,100	3,325
D.R. Horton, Inc.	83,822	3,336
Florida Rock Industries, Inc.	14,900	853

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fluor Corp. 43,800	1,624
KB Home 25,000	1,712
Lafarge North America, Inc. 37,800	1,365
Lennar Corp., Class A 42,600	3,913
Martin Marietta Materials, Inc. 25,300	1,037
Masco Corp. 267,800	7,364
MDC Holdings, Inc. 15,290	1,029
•NVR, Inc. 4,700	2,300
Pulte Homes, Inc. 33,900	2,933
The Sherwin-Williams Co. 83,900	2,814
The Stanley Works 46,000	1,534
•Toll Brothers, Inc. 39,400	1,451
Vulcan Materials Co. 54,700	2,424
•West Corp. 34,400	833
	39,847

Consumer Durables 0.3%

Black & Decker Corp. 43,150	2,063
Ethan Allen Interiors, Inc. 19,700	725
Furniture Brands International, Inc. 29,300	711
Hillenbrand Industries, Inc. 34,000	2,024
La-Z-Boy, Inc. 29,400	594
Leggett & Platt, Inc. 103,400	2,160
Maytag Corp. 40,650	1,032
•Mohawk Industries, Inc. 36,439	2,701
Newell Rubbermaid, Inc. 147,109	3,354
Whirlpool Corp. 37,400	2,636
	18,000

Containers 0.2%

Ball Corp. 31,600	1,776
Bemis Co. 27,600	1,276
•Crown Holdings, Inc. 88,900	702
•Owens-Illinois, Inc. 76,700	943
•Pactiv Corp. 84,350	1,860
•Sealed Air Corp. 50,699	2,699
Sonoco Products Co. 50,141	1,067
	10,323

Electronics 6.0%

•Acxiom Corp. 46,400	738
•ADC Telecommunications, Inc. 414,300	1,057

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Adelphia Communications, Class A 75,707	26
•Advanced Fibre Communications, Inc. 46,300	1,115
•Advanced Micro Devices, Inc. 185,600	2,821
•Agere Systems, Inc., Class A 886,500	3,085
•Agilent Technologies, Inc. 252,700	6,297
•Alliant Techsystems, Inc. 19,900	1,030
•Altera Corp. 205,400	4,155
American Power Conversion Corp. 113,900	2,304
•Amphenol Corp., Class A 22,200	1,304
•Analog Devices, Inc. 202,100	8,959
•Applied Materials, Inc. 894,900	20,914
•Applied Micro Circuits Corp. 157,200	915
•Arrow Electronics, Inc. 52,000	1,110
•Atmel Corp. 253,300	1,429
•Avnet, Inc. 62,200	1,207
AVX Corp. 90,600	1,332
•Broadcom Corp., Class A 159,200	5,086
•Cabot Microelectronics Corp. 12,700	724
•Cadence Design Systems, Inc. 146,250	2,251
•CIENA Corp. 250,600	1,606
•Cree, Inc. 37,900	673
•Cymer, Inc. 17,800	813
•Emulex Corp. 42,700	1,209
•Energizer Holdings, Inc. 47,200	1,737
•Fairchild Semiconductor International, Inc., Class A 60,900	1,376
•Getty Images, Inc. 30,100	1,346
Harman International Industries, Inc. 18,700	2,397
Harris Corp. 34,600	1,288
•Hearst-Argyle Television, Inc. 48,100	1,165
•Integrated Circuit Systems, Inc. 37,300	1,252
❼ Intel Corp. 3,517,600	116,257
•Interactive Data Corp. 47,700	820
•International Rectifier Corp. 35,300	1,685
Intersil Corp., Class A 73,100	1,885
ITT Industries, Inc. 50,800	3,454
Jabil Circuit, Inc. 109,100	3,038
•JDS Uniphase Corp. 767,755	2,726

Security and Number of Shares	Mkt. Value ($ x 1,000)
•KLA-Tencor Corp. 102,200	5,859
•Lam Research Corp. 67,100	1,929
Linear Technology Corp. 168,200	7,167
•LSI Logic Corp. 201,200	1,859
•Lucent Technologies, Inc. 2,246,619	7,189
Maxim Integrated Products, Inc. 174,529	8,676
•Micron Technology, Inc. 329,100	4,719
Molex, Inc. 102,021	3,202
Motorola, Inc. 1,253,186	16,956
•National Semiconductor Corp. 98,400	3,998
•Novellus Systems, Inc. 81,600	3,369
•Nvidia Corp. 85,600	1,513
PerkinElmer, Inc. 65,800	1,185
•QLogic Corp. 50,700	2,842
Qualcomm, Inc. 429,100	20,382
•RF Micro Devices, Inc. 95,000	1,113
•Sanmina — SCI Corp. 271,652	2,866
Scientific — Atlanta, Inc. 80,200	2,374
•Skyworks Solutions, Inc. 79,500	682
•Solectron Corp. 444,800	2,464
Symbol Technologies, Inc. 119,970	1,498
Tektronix, Inc. 45,200	1,160
•Tellabs, Inc. 221,800	1,670
•Teradyne, Inc. 102,000	2,324
Texas Instruments, Inc. 935,455	27,053
•Thermo Electron Corp. 86,984	1,912
•Vishay Intertechnology, Inc. 83,150	1,559
•Waters Corp. 75,100	2,360
•Western Digital Corp. 110,500	1,486
•Xilinx, Inc. 183,800	5,827
•Zebra Technologies Corp., Class A 24,750	1,410
	361,189

Energy: Raw Materials 1.1%

Anadarko Petroleum Corp. 135,380	5,905
Apache Corp. 87,160	6,077
Arch Coal, Inc. 27,300	669
Baker Hughes, Inc. 181,520	5,130
•BJ Services Co. 85,600	2,809
Burlington Resources, Inc. 108,767	5,290

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Cooper Cameron Corp. 30,200	1,293
Devon Energy Corp. 125,516	6,088
ENSCO International, Inc. 79,400	2,092
EOG Resources, Inc. 66,500	2,802
•FMC Technologies, Inc. 34,100	685
•Forest Oil Corp. 28,700	673
•Grant Prideco, Inc. 63,000	714
Halliburton Co. 234,360	5,596
Helmerich & Payne, Inc. 25,900	687
•Key Energy Services, Inc. 66,800	583
Noble Energy, Inc. 29,700	1,180
Occidental Petroleum Corp. 206,200	7,271
Peabody Energy Corp. 29,300	977
•Rowan Cos., Inc. 48,600	1,164
•Smith International, Inc. 54,800	2,040
Tidewater, Inc. 31,600	866
Valero Energy Corp. 61,288	2,617
Western Gas Resources, Inc. 17,200	731
	63,939

Food & Agriculture 3.6%

Archer-Daniels-Midland Co. 344,336	4,941
Campbell Soup Co. 221,700	5,746
The Coca-Cola Co. 1,327,300	61,587
Coca-Cola Enterprises, Inc. 242,400	4,887
ConAgra Foods, Inc. 291,259	6,944
Corn Products International, Inc. 18,600	630
•Dean Foods Co. 83,150	2,515
•Del Monte Foods Co. 108,295	1,030
Dreyer's Grand Ice Cream Holdings, Inc. 18,200	1,409
General Mills, Inc. 201,250	9,026
H.J. Heinz Co. 193,500	6,836
Hershey Foods Corp. 72,900	5,621
Hormel Foods Corp. 74,800	1,847
The J.M. Smuckers Co. 25,800	1,129
Kellogg Co. 220,400	7,302
Kraft Foods, Inc., Class A 149,700	4,356
McCormick & Co., Inc. 74,700	2,214
The Pepsi Bottling Group, Inc. 148,300	3,306
PepsiAmericas, Inc. 78,100	1,170

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
PepsiCo, Inc. 932,360	44,585
•Performance Food Group Co. 23,500	875
Sara Lee Corp. 418,200	8,335
•The Scotts Co., Class A 17,500	1,011
Sensient Technologies Corp. 24,700	474
•Smithfield Foods, Inc. 56,800	1,208
Supervalu, Inc. 72,000	1,816
Sysco Corp. 349,500	11,764
Tootsie Roll Industries, Inc. 27,730	915
Tyson Foods, Inc., Class A 188,382	2,688
Wm. Wrigley Jr. Co. 121,200	6,836
	213,003

Gold 0.2%

Newmont Mining Corp. 219,538	**9,611**

Healthcare / Drugs & Medicine 12.7%

Abbott Laboratories 843,700	35,958
•Accredo Health, Inc. 24,700	789
•AdvancePCS Corp. 48,700	2,507
Allergan, Inc. 71,400	5,399
AmerisourceBergen Corp. 59,795	3,395
•Amgen, Inc. 698,440	43,136
•Amylin Pharmaceuticals, Inc. 50,100	1,369
•Andrx Corp. 37,200	740
•Anthem, Inc. 75,600	5,173
•Apogent Technologies, Inc. 52,800	1,159
Applied Biosystems Group — Applera Corp. 111,300	2,569
•Apria Healthcare Group, Inc. 28,600	829
•Barr Laboratories, Inc. 35,350	2,714
Bausch & Lomb, Inc. 28,100	1,353
Baxter International, Inc. 327,600	8,708
Beckman Coulter, Inc. 32,400	1,609
Becton Dickinson & Co. 136,800	5,001
•Biogen, Inc. 79,400	3,213
Biomet, Inc. 139,000	4,985
•Boston Scientific Corp. 222,142	15,043
Bristol-Myers Squibb Co. 1,047,500	26,575
C.R. Bard, Inc. 29,200	2,337
Cardinal Health, Inc. 240,956	14,298

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Caremark Rx, Inc. 142,800	3,577
•Cephalon, Inc. 29,600	1,390
•Charles River Laboratories International, Inc. 23,500	758
•Chiron Corp. 99,912	5,458
•Community Health Systems, Inc. 51,300	1,232
•Covance, Inc. 31,200	812
•Coventry Health Care, Inc. 33,200	1,818
•Cytyc Corp. 60,200	778
•DaVita, Inc. 35,700	1,253
Dentsply International, Inc. 42,650	1,885
Diagnostic Products Corp. 14,900	608
•Edwards Lifesciences Corp. 33,500	971
Eli Lilly & Co. 606,868	40,430
•Express Scripts, Inc. 43,100	2,367
•First Health Group Corp. 52,800	1,289
•Forest Laboratories, Inc. 196,600	9,832
•Genzyme Corp. — General Division 119,500	5,485
•Gilead Sciences, Inc. 109,300	5,966
Guidant Corp. 166,072	8,471
HCA, Inc. 275,472	10,537
Health Management Associates, Inc., Class A 129,428	2,867
•Health Net, Inc. 66,300	2,094
•Henry Schein, Inc. 22,900	1,421
•Human Genome Sciences, Inc. 67,000	932
•Humana, Inc. 87,400	1,773
•Idec Pharmaceuticals Corp. 83,600	2,937
•IDEXX Laboratories, Inc. 17,900	847
•Igen International, Inc. 12,400	719
Invacare Corp. 16,200	665
•IVAX Corp. 107,125	2,063
⑩ Johnson & Johnson 1,604,220	80,740
•King Pharmaceuticals, Inc. 135,166	1,811
•Laboratory Corp. of America Holdings 78,900	2,797
•LifePoint Hospitals, Inc. 20,600	530
•Lincare Holdings, Inc. 55,000	2,142
Manor Care, Inc. 50,200	1,671
McKesson Corp. 155,328	4,702

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Medco Health Solutions, Inc. 145,022	4,815
Medicis Pharmaceutical Corp., Class A 14,100	893
• Medimmune, Inc. 141,450	3,771
Medtronic, Inc. 656,400	29,912
Merck & Co., Inc. 1,209,208	53,507
• Mid Atlantic Medical Services, Inc. 26,900	1,571
• Millennium Pharmaceuticals, Inc. 159,520	2,540
Mylan Laboratories, Inc. 149,212	3,603
• NBTY, Inc. 34,500	940
• Neurocrine Biosciences, Inc. 19,000	890
Omnicare, Inc. 53,300	2,044
• Oxford Health Plans, Inc. 45,500	1,843
• Patterson Dental Co. 37,400	2,393
• Pediatrix Medical Group, Inc. 13,200	706
❹ Pfizer, Inc. 4,215,412	133,207
• Pharmaceutical Product Development, Inc. 28,800	866
• Quest Diagnostics 56,300	3,809
• Renal Care Group, Inc. 25,100	942
• Respironics, Inc. 17,400	725
Schering-Plough Corp. 792,800	12,106
• SICOR, Inc. 64,200	1,721
• St. Jude Medical, Inc. 96,600	5,618
• Steris Corp. 36,000	750
Stryker Corp. 106,900	8,671
• Techne Corp. 21,600	752
• Tenet Healthcare Corp. 252,409	3,483
• Triad Hospitals, Inc. 38,900	1,195
UnitedHealth Group, Inc. 321,400	16,353
• Universal Health Services, Class B 31,400	1,477
• Varian Medical Systems, Inc. 37,300	2,385
• Vertex Pharmaceuticals, Inc. 39,800	522
• Watson Pharmaceuticals, Inc. 57,500	2,258
• WellPoint Health Networks, Inc. 79,350	7,054
Wyeth 718,900	31,732
• Zimmer Holdings, Inc. 123,600	7,887
	757,428

Security and Number of Shares	Mkt. Value ($ x 1,000)
Household Products 2.1%	
Alberto-Culver Co., Class B 32,300	2,048
Avon Products, Inc. 128,400	8,726
Church & Dwight Co., Inc. 20,800	775
Clorox Co. 116,400	5,273
Colgate-Palmolive Co. 289,900	15,420
The Dial Corp. 49,500	1,188
The Estee Lauder Cos., Inc., Class A 67,000	2,505
The Gillette Co. 550,910	17,574
International Flavors & Fragrances, Inc. 51,000	1,688
Procter & Gamble Co. 700,300	68,833
	124,030
Insurance 4.5%	
21st Century Insurance Group 44,500	628
Aetna, Inc. 85,265	4,895
AFLAC, Inc. 276,900	10,101
• Alleghany Corp. 4,242	855
The Allstate Corp. 379,048	14,972
AMBAC Financial Group, Inc. 61,200	4,329
American Financial Group, Inc. 36,000	802
❽ American International Group, Inc. 1,408,771	85,696
American National Insurance Co. 13,700	1,138
AmerUs Group Co. 20,200	763
AON Corp. 169,112	3,704
Arthur J. Gallagher & Co. 48,300	1,410
Brown & Brown, Inc. 37,900	1,154
Chubb Corp. 101,200	6,761
CIGNA Corp. 76,400	4,359
Cincinnati Financial Corp. 86,014	3,520
• CNA Financial Corp. 118,200	2,551
Commerce Group, Inc. 16,800	668
Erie Indemnity Co., Class A 33,300	1,331
Fidelity National Financial, Inc. 79,222	2,450
First American Corp. 40,900	1,172
Hartford Financial Services Group, Inc. 153,100	8,405
HCC Insurance Holdings, Inc. 32,400	944

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Hilb, Rogal & Hamilton Co. 18,400	552
Jefferson-Pilot Corp. 76,587	3,656
John Hancock Financial Services, Inc. 155,900	5,511
Lincoln National Corp. 96,000	3,833
Loews Corp. 100,400	4,317
•Markel Corp. 5,200	1,312
Marsh & McLennan Cos., Inc. 287,700	12,299
MBIA, Inc. 77,500	4,620
Mercury General Corp. 28,200	1,340
MGIC Investment Corp. 54,200	2,781
Mony Group, Inc. 24,300	778
Nationwide Financial Services, Inc., Class A 29,300	995
Odyssey Re Holdings Corp. 33,900	711
Old Republic International Corp. 71,775	2,580
The PMI Group, Inc. 50,700	1,938
Principal Financial Group, Inc. 175,200	5,493
The Progressive Corp. 117,200	8,649
Protective Life Corp. 35,800	1,162
Prudential Financial, Inc. 294,400	11,376
Radian Group, Inc. 50,700	2,682
Reinsurance Group of America, Inc. 25,600	1,023
Safeco Corp. 73,400	2,694
St. Paul Cos., Inc. 122,054	4,654
Stancorp Financial Group, Inc. 15,200	958
Torchmark Corp. 63,000	2,764
Transatlantic Holdings, Inc. 29,300	2,247
Travelers Property Casualty Corp., Class B 540,999	8,856
Unitrin, Inc. 35,100	1,299
UnumProvident Corp. 159,371	2,609
W.R. Berkley Corp. 44,550	1,528
	267,825

Media 4.4%

Belo Corp., Class A 60,600	1,652
•Cablevision Systems Corp., NY Group, Class A 123,200	2,489
Clear Channel Communications, Inc. 331,629	13,537

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Comcast Corp., Class A 1,214,780	41,205
•Cox Communications, Inc., Class A 318,586	10,854
Dow Jones & Co., Inc. 44,850	2,331
The E.W. Scripps Co., Class A 43,475	4,039
•EchoStar Communications Corp., Class A 135,000	5,173
•Emmis Communications Corp., Class A 27,700	614
•Entercom Communications Corp. 28,000	1,283
•Fox Entertainment Group, Inc., Class A 189,700	5,255
Gannett Co., Inc. 146,900	12,356
Harte-Hanks, Inc. 47,300	940
Hollinger International, Inc. 57,400	771
•InterActiveCorp 356,927	13,103
John Wiley & Sons, Class A 32,200	837
Knight-Ridder, Inc. 44,800	3,285
Lee Enterprises, Inc. 23,100	974
McClatchy Co., Class A 25,900	1,676
The McGraw-Hill Cos., Inc. 102,750	6,879
Media General, Inc., Class A 12,100	799
Meredith Corp. 27,700	1,344
•Metro-Goldwyn-Mayer, Inc. 98,955	1,579
New York Times Co., Class A 80,726	3,837
•PanAmSat Corp. 79,900	1,654
R.R. Donnelley & Sons Co. 61,300	1,594
•Radio One, Inc., Class A 54,400	872
The Reader's Digest Association, Inc., Class A 50,800	748
•Scholastic Corp. 20,400	631
•Time Warner, Inc. 2,438,430	37,283
Tribune Co. 168,800	8,280
•Univision Communications, Inc., Class A 172,910	5,870
•Valassis Communications, Inc. 27,300	707
Viacom, Inc., Class B 947,779	37,788
The Walt Disney Co. 1,102,421	24,959
Washington Post, Class B 5,100	3,761
•Westwood One, Inc. 55,200	1,652
	262,611

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous 0.6%	
3M Co. 424,000	**33,441**
Miscellaneous Finance 8.8%	
A.G. Edwards, Inc. 47,043	1,905
•Affiliated Managers Group, Inc. 11,400	827
Allied Capital Corp. 64,700	1,608
American Express Co. 696,700	32,696
•AmeriCredit Corp. 84,500	1,132
•Ameritrade Holding Corp. 229,200	3,126
Astoria Financial Corp. 45,300	1,569
The Bear Stearns Cos., Inc. 54,071	4,123
•Berkshire Hathaway, Inc., Class A 621	48,320
•BOK Financial Corp. 29,686	1,122
Capital One Financial Corp. 123,550	7,512
▮The Charles Schwab Corp. 730,197	9,901
Charter One Financial, Inc. 121,704	3,890
Chicago Mercantile Exchange 18,600	1,264
❺ Citigroup, Inc. 2,781,701	131,853
Commercial Federal Corp. 23,500	605
Countrywide Financial Corp. 74,885	7,872
Downey Financial Corp. 14,600	670
•E∗TRADE Group, Inc. 195,300	2,012
Eaton Vance Corp. 36,000	1,256
Fannie Mae 526,800	37,766
Federated Investors, Inc., Class B 59,150	1,635
Franklin Resources, Inc. 135,700	6,435
Freddie Mac 376,400	21,127
Golden West Financial Corp. 81,900	8,225
Goldman Sachs Group, Inc. 257,100	24,142
GreenPoint Financial Corp. 77,700	2,420
Independence Community Bank Corp. 29,700	1,091
IndyMac Bancorp, Inc. 28,800	847
International Bancshares Corp. 20,500	941
•Investment Technology Group, Inc. 25,000	497
Investors Financial Services Corp. 33,500	1,184
Janus Capital Group, Inc. 127,400	1,801
Jefferies Group, Inc. 30,000	930
LaBranche & Co., Inc. 31,000	328

Security and Number of Shares	Mkt. Value ($ x 1,000)
Legg Mason, Inc. 35,600	2,964
Lehman Brothers Holdings, Inc. 131,560	9,472
Leucadia National Corp. 32,700	1,373
MBNA Corp. 688,880	17,050
Merrill Lynch & Co., Inc. 505,500	29,926
Moody's Corp. 80,500	4,655
Morgan Stanley 587,110	32,215
New York Community Bancorp., Inc. 76,400	2,766
Nueberger Berman, Inc. 38,200	1,656
Nuveen Investments, Inc., Class A 48,500	1,358
•Providian Financial Corp. 155,900	1,732
Raymond James Financial, Inc. 25,200	1,028
Roslyn Bancorp., Inc. 43,050	1,160
SEI Investments Co. 55,100	1,605
SLM Corp. 245,250	9,604
Sovereign Bancorp., Inc. 156,500	3,257
Staten Island Bancorp., Inc. 31,400	626
Student Loan Corp. 10,500	1,360
T. Rowe Price Group, Inc. 65,600	2,699
Waddell & Reed Financial, Inc., Class A 44,200	980
Washington Federal, Inc. 36,181	953
Washington Mutual, Inc. 504,910	22,090
Webster Financial Corp. 24,000	1,073
Wesco Financial Corp. 3,800	1,248
	525,482
Non-Durables & Entertainment 1.2%	
•American Greetings Corp., Class A 37,600	802
Applebee's International, Inc. 28,650	1,075
•Brinker International, Inc. 52,600	1,674
CBRL Group, Inc. 25,800	1,000
•The Cheesecake Factory 26,350	1,052
Darden Restaurants, Inc. 88,950	1,863
•Electronic Arts, Inc. 79,500	7,874
Fortune Brands, Inc. 79,600	5,186
Hasbro, Inc. 93,187	2,031
International Game Technology 185,900	6,088

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
International Speedway Corp., Class A 27,600	1,174
• Krispy Kreme Doughnuts, Inc. 31,200	1,352
Lancaster Colony Corp. 18,900	751
Mattel, Inc. 235,720	4,564
McDonald's Corp. 685,700	17,149
Outback Steakhouse, Inc. 40,375	1,696
• Panera Bread Co., Class A 15,200	611
Regis Corp. 22,600	859
Ruby Tuesday, Inc. 33,300	911
• Starbucks Corp. 209,600	6,623
Wendy's International, Inc. 60,100	2,227
• Yum! Brands, Inc. 163,620	5,586
	72,148

Non-Ferrous Metals 0.4%

Alcoa, Inc. 456,195	14,402
Engelhard Corp. 66,387	1,897
Freeport-McMoran Copper & Gold, Inc., Class B 89,694	3,476
• Phelps Dodge Corp. 48,200	2,976
	22,751

Oil: Domestic 0.9%

Amerada Hess Corp. 47,800	2,467
Ashland, Inc. 35,400	1,318
Chesapeake Energy Corp. 112,500	1,342
ConocoPhillips 368,078	21,036
Diamond Offshore Drilling, Inc. 67,700	1,249
Kerr-McGee Corp. 57,102	2,370
Marathon Oil Corp. 166,500	4,923
Murphy Oil Corp. 49,740	2,934
• National-Oilwell, Inc. 44,200	843
• Newfield Exploration Co. 29,300	1,164
• Patterson-UTI Energy, Inc. 43,200	1,235
• Pioneer Natural Resources Co. 63,300	1,674
Pogo Producing Co. 33,800	1,413
• Pride International, Inc. 70,000	1,147
Sunoco, Inc. 41,700	1,825
Unocal Corp. 138,034	4,373

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Varco International, Inc. 50,400	886
XTO Energy, Inc. 98,633	2,335
	54,534

Oil: International 2.9%

ChevronTexaco Corp. 576,946	42,867
❻ Exxon Mobil Corp. 3,591,830	131,389
	174,256

Optical & Photo 0.2%

• Corning, Inc. 716,141	7,863
Eastman Kodak Co. 155,800	3,806
Imation Corp. 18,400	627
• Ingram Micro, Inc., Class A 78,400	1,160
	13,456

Paper & Forest Products 0.8%

Boise Cascade Corp. 30,400	853
Bowater, Inc. 28,800	1,176
Georgia-Pacific Corp. 136,688	3,592
International Paper Co. 257,945	10,150
Kimberly-Clark Corp. 273,960	14,468
MeadWestvaco Corp. 106,053	2,749
• Packaging Corp. of America 54,400	1,072
Rayonier, Inc. 21,750	914
• Smurfit-Stone Container Corp. 130,900	2,029
Temple-Inland, Inc. 29,900	1,615
Weyerhaeuser Co. 117,800	7,095
	45,713

Producer Goods & Manufacturing 4.4%

• AGCO Corp. 39,100	704
• American Standard Cos., Inc. 39,200	3,752
Ametek, Inc. 17,200	809
Aptargroup, Inc. 18,600	666
Avery Dennison Corp. 59,200	3,113
Blyth, Inc. 24,100	674
Caterpillar, Inc. 186,900	13,696
Deere & Co. 130,500	7,911
Dover Corp. 109,200	4,261
Emerson Electric Co. 227,400	12,905

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fastenal Co. 41,400	1,841
• Fisher Scientific International, Inc. 28,500	1,147
▲ 1 General Electric Co. 5,413,500	157,046
Graco, Inc. 24,800	945
Harsco Corp. 21,100	808
Herman Miller, Inc. 39,000	896
HON Industries, Inc. 30,700	1,259
Honeywell International, Inc. 463,263	14,181
Hubbell, Inc., Class B 30,838	1,321
IDEX Corp. 16,900	628
Illinois Tool Works, Inc. 167,442	12,315
Johnson Controls, Inc. 48,100	5,172
Kennametal, Inc. 18,300	675
• Millipore Corp. 25,200	1,105
Pall Corp. 66,933	1,566
Parker Hannifin Corp. 63,475	3,235
Pentair, Inc. 25,700	1,054
Precision Castparts Corp. 27,300	1,123
Roper Industries, Inc. 18,300	904
Snap-On, Inc. 30,450	893
• SPX Corp. 43,800	2,108
Teleflex, Inc. 20,500	943
The Timken Co. 44,400	745
W.W. Grainger, Inc. 49,600	2,271
	262,672

Railroad & Shipping 0.4%

Alexander & Baldwin, Inc. 21,500	667
Burlington Northern Santa Fe Corp. 199,553	5,775
CSX Corp. 120,800	3,844
GATX Corp. 25,500	573
Norfolk Southern Corp. 210,600	4,244
Union Pacific Corp. 137,661	8,617
	23,720

Real Property 1.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
AMB Property Corp. 42,900	1,287
Annaly Mortgage Management, Inc. 49,200	804
Apartment Investment & Management Co., Class A 50,800	2,078
Archstone-Smith Trust 101,000	2,697
Arden Realty, Inc. 32,900	920
AvalonBay Communities, Inc. 37,800	1,726
Boston Properties, Inc. 51,600	2,283
BRE Properties, Class A 26,600	861
Camden Property Trust 22,300	883
CarrAmerica Realty Corp. 27,700	833
Catellus Development Corp. 48,100	1,071
CBL & Associates Properties, Inc. 15,500	826
Centerpoint Properties Trust 12,000	815
Chelsea Property Group, Inc. 23,600	1,161
Cousins Properties, Inc. 25,400	730
Crescent Real Estate Equity Co. 52,000	798
Developers Diversified Realty Corp. 46,400	1,341
Duke Realty Corp. 72,200	2,114
Equity Office Properties Trust 218,200	6,112
Equity Residential 146,300	4,279
Federal Realty Investment Trust 26,600	1,010
First Industrial Realty Trust 20,100	649
Forest City Enterprises, Inc., Class A 25,750	1,141
General Growth Properties, Inc. 38,400	2,938
Health Care Property Investors, Inc. 34,700	1,618
Health Care Real Estate Investment Trust, Inc. 22,800	756
Healthcare Realty Trust, Inc. 22,000	743
Heritage Property Investment Trust 21,600	609
Highwoods Properties, Inc. 27,800	689
Hospitality Properties Trust 32,600	1,195
• Host Marriott Corp. 156,700	1,638
HRPT Properties Trust 76,200	713
iStar Financial, Inc. 53,000	2,017
Kimco Realty Corp. 59,200	2,466
Liberty Property Trust 42,100	1,532
The Macerich Co. 28,100	1,130
Mack-Cali Realty Corp. 30,000	1,131
The Mills Corp. 24,400	996
New Plan Excel Realty Trust 50,400	1,144
Pan Pacific Retail Properties, Inc. 20,700	918

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Plum Creek Timber Co., Inc. 98,100	2,585
Prentiss Properties Trust 22,300	674
ProLogis 96,808	2,860
Public Storage, Inc. 68,000	2,720
Realty Income Corp. 18,200	717
Reckson Associates Realty Corp. 26,000	578
Regency Centers Corp. 32,500	1,205
The Rouse Co. 47,200	2,030
Shurgard Storage Centers, Inc., Class A 24,200	876
Simon Property Group, Inc. 103,600	4,670
The St. Joe Co. 39,900	1,318
Thornburg Mortgage, Inc. 35,500	967
Trizec Properties, Inc. 78,100	1,043
United Dominion Realty Trust, Inc. 64,700	1,129
Vornado Realty Trust 60,400	3,053
Weingarten Realty Investment 27,000	1,168
	86,245

Retail 7.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•99 Cents Only Stores 38,566	1,148
•Abercrombie & Fitch Co., Class A 52,700	1,502
•Advance Auto Parts, Inc. 20,600	1,611
Albertson's, Inc. 203,542	4,130
•Amazon.com, Inc. 215,400	11,722
•Autonation, Inc. 162,600	3,041
•AutoZone, Inc. 47,900	4,603
•Barnes & Noble, Inc. 35,100	1,046
•Bed, Bath & Beyond, Inc. 160,200	6,767
•Best Buy Co., Inc. 173,150	10,096
•Big Lots, Inc. 60,400	907
•BJ's Wholesale Club, Inc. 36,400	935
•Borders Group, Inc. 41,400	938
•Carmax, Inc. 55,600	1,752
•Chico's FAS, Inc. 46,200	1,734
Circuit City Stores, Inc. 109,300	1,043
Claire's Stores, Inc. 25,400	983
•Costco Wholesale Corp. 246,208	8,708
CVS Corp. 212,414	7,473
Dillards, Inc., Class A 44,100	713

Security and Number of Shares	Mkt. Value ($ x 1,000)
Dollar General Corp. 179,369	4,030
•Dollar Tree Stores, Inc. 61,300	2,340
Family Dollar Stores, Inc. 91,900	4,008
Federated Department Stores, Inc. 102,100	4,855
Foot Locker, Inc. 76,900	1,376
The Gap, Inc. 481,700	9,191
Home Depot, Inc. 1,242,097	46,045
J.C. Penney Co., Inc. Holding Co. 146,300	3,460
•Kohl's Corp. 183,700	10,300
•Kroger Co. 407,530	7,128
Limited Brands, Inc. 278,968	4,910
Lowe's Cos., Inc. 423,600	24,963
The May Department Stores Co. 156,350	4,372
Michaels Stores, Inc. 36,900	1,752
•The Neiman Marcus Group, Inc., Class A 25,000	1,189
Nordstrom, Inc. 73,100	2,229
•O'Reilly Automotive, Inc. 27,800	1,203
•Office Depot, Inc. 163,548	2,442
•Payless Shoesource, Inc. 35,400	468
PETsMART, Inc. 76,500	1,959
Pier 1 Imports, Inc. 48,100	1,111
RadioShack Corp. 96,532	2,895
•Rent-A-Center, Inc. 53,750	1,680
•Rite Aid Corp. 278,300	1,595
Ross Stores, Inc. 40,500	2,025
•Safeway, Inc. 236,880	4,998
•Saks, Inc. 74,440	1,035
Sears, Roebuck & Co. 166,600	8,768
•Staples, Inc. 264,160	7,085
Talbots, Inc. 30,000	986
Target Corp. 490,800	19,504
Tiffany & Co. 77,600	3,682
TJX Cos., Inc. 279,900	5,875
•Toys 'R' Us, Inc. 115,080	1,496
▲❸ Wal-Mart Stores, Inc. 2,361,500	139,210

Security and Number of Shares	Mkt. Value ($ x 1,000)
Walgreen Co. 552,300	19,231
• Whole Foods Market, Inc. 31,900	1,890
• Williams-Sonoma, Inc. 71,400	2,523
Winn-Dixie Stores, Inc. 73,300	593
• Zale Corp. 13,760	712
	435,966

Steel 0.1%

Nucor Corp. 43,300	2,374
United States Steel Corp. 53,260	1,260
Worthington Industries, Inc. 51,600	752
	4,386

Telephone 3.3%

Adtran, Inc. 21,400	1,456
Alltel Corp. 170,667	8,067
AT&T Corp. 425,017	7,901
• AT&T Wireless Services, Inc. 1,466,121	10,629
BellSouth Corp. 997,100	26,234
CenturyTel, Inc. 78,087	2,792
• Citizens Communications Co. 149,718	1,864
• Level 3 Communications, Inc. 351,400	1,894
• Liberty Media Corp., Class A 1,334,100	13,461
• Nextel Communications, Inc., Class A 557,600	13,494
• Nextel Partners, Inc., Class A 93,100	1,119
• Qwest Communications International, Inc. 904,647	3,193
SBC Communications, Inc. 1,793,428	43,006
Sprint Corp. (FON Group) 486,368	7,782
• Sprint Corp. (PCS Group) 549,121	2,389
Telephone & Data Systems, Inc. 30,600	1,916
• U.S. Cellular Corp. 46,700	1,581
Verizon Communications, Inc. 1,489,393	50,044
	198,822

Tobacco 0.9%

Altria Group, Inc. 1,096,200	50,973
R.J. Reynolds Tobacco Holdings, Inc. 45,800	2,200
UST, Inc. 89,900	3,059
	56,232

Security and Number of Shares	Mkt. Value ($ x 1,000)
Travel & Recreation 0.4%	
Brunswick Corp. 46,900	1,392
• Extended Stay America, Inc. 48,800	717
Harrah's Entertainment, Inc. 60,100	2,614
Hilton Hotels Corp. 202,567	3,209
Mandalay Resort Group 35,800	1,405
Marriott International, Inc., Class A 125,700	5,430
• MGM MIRAGE 82,200	2,918
• Park Place Entertainment Corp. 163,000	1,565
Speedway Motorsports, Inc. 22,000	636
Starwood Hotels & Resorts Worldwide, Inc. 107,700	3,633
Station Casinos, Inc. 30,100	895
	24,414

Trucking & Freight 0.2%

C.H. Robinson Worldwide, Inc. 46,000	1,802
CNF, Inc. 25,700	900
Expeditors International Washington, Inc. 56,200	2,110
Heartland Express, Inc. 26,100	648
• J.B. Hunt Transport Services, Inc. 41,000	1,041
Paccar, Inc. 62,280	4,918
Ryder Systems, Inc. 32,500	975
• Swift Transportation Co., Inc. 43,400	973
Werner Enterprises, Inc. 41,500	749
	14,116

Utilities: Electric & Gas 2.9%

• The AES Corp. 328,906	2,878
AGL Resources, Inc. 32,300	909
Allete, Inc. 46,700	1,411
Alliant Energy Corp. 57,800	1,391
Ameren Corp. 87,430	3,904
American Electric Power Co., Inc. 211,820	5,971
Atmos Energy Corp. 26,400	647
• Calpine Corp. 196,500	906
Centerpoint Energy, Inc. 164,917	1,618
Cinergy Corp. 94,465	3,430

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•CMS Energy Corp. 75,000	609
Consolidated Edison, Inc. 121,800	4,929
Constellation Energy Group, Inc. 89,950	3,271
Dominion Resources, Inc. 174,016	10,719
DPL, Inc. 65,692	1,197
DTE Energy Co. 91,183	3,363
Duke Energy Corp. 487,362	8,846
Duquesne Light Holdings, Inc. 38,700	622
•Edison International 182,400	3,595
El Paso Corp. 317,646	2,332
Energy East Corp. 78,184	1,755
Entergy Corp. 123,421	6,652
Equitable Resources, Inc. 32,600	1,343
Exelon Corp. 175,987	11,166
FirstEnergy Corp. 175,098	6,022
FPL Group, Inc. 99,000	6,310
Great Plains Energy, Inc. 37,600	1,199
Hawaiian Electric Industries, Inc. 19,100	874
KeySpan Corp. 85,434	2,988
Kinder Morgan, Inc. 67,200	3,599
MDU Resources Group, Inc. 59,700	1,351
National Fuel Gas Co. 41,700	932
Nicor, Inc. 22,800	781
NiSource, Inc. 139,880	2,897
Northeast Utilities, Inc. 70,500	1,328
NSTAR 27,500	1,284
OGE Energy Corp. 45,100	1,029
Oneok, Inc. 37,800	752
Peoples Energy Corp. 18,500	748
Pepco Holdings, Inc. 91,525	1,611
•PG&E Corp. 222,258	5,434
Philadelphia Suburban Corp. 38,700	914
Piedmont Natural Gas Co. 17,200	683
Pinnacle West Capital Corp. 49,000	1,791
PPL Corp. 95,120	3,797
Progress Energy, Inc. 131,100	5,650
Public Service Enterprise	

Security and Number of Shares	Mkt. Value ($ x 1,000)
Group, Inc. 121,200	4,953
Puget Energy, Inc. 48,300	1,098
Questar Corp. 44,500	1,413
SCANA Corp. 59,600	2,044
Sempra Energy 120,638	3,354
The Southern Co. 392,100	11,685
TECO Energy, Inc. 100,800	1,324
TXU Corp. 173,012	3,948
UGI Corp. 21,600	665
Vectren Corp. 40,000	944
WGL Holdings, Inc. 25,300	700
Williams Cos., Inc. 274,309	2,798
Wisconsin Energy Corp. 62,200	2,037
WPS Resources Corp. 16,600	736
Xcel Energy, Inc. 215,335	3,531
	176,668

Short-Term Investment
0.0% of net assets

Provident Institutional TempFund 466,624	**467**

Security Rate, Maturity Date	Face value ($ x 1,000)

U.S. Treasury Obligation
0.0% of net assets

▲U.S. Treasury Bill 0.93%, 12/18/03	200	**200**

End of investments. For totals, please see the first page of holdings for this fund.

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)
Collateral Invested for Securities on Loan 18.2% of net assets		
Commercial Paper & Other Corporate Obligations		
American Express Centurion Bank		
1.11%, 12/12/03	16,589	16,589
1.11%, 01/27/04	10,890	10,890
American Express Credit Corp.		
1.11%, 04/16/04	45,006	45,006
1.09%, 05/13/04	10,308	10,308
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	29,321	29,316
CC USA, Inc.		
1.08%, 11/17/03	15,856	15,824
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	24,998	24,933
1.08%, 11/14/03	25,557	25,509
1.08%, 11/18/03	27,683	27,626
1.07%, 11/19/03	22,412	22,395
Crown Point Funding Corp.		
1.11%, 01/16/04	35,351	35,265
1.08%, 11/14/03	28,474	28,416
Depfa Bank PLC		
1.08%, 11/18/03	41,117	41,005
1.08%, 12/22/03	5,090	5,076
Fairway Finance Corp.		
1.10%, 01/12/04	10,198	10,169
General Electric Capital Corp.		
1.08%, 05/10/04	42,650	42,650
Lexington Parker		
1.07%, 11/06/03	16,286	16,271
Svenska Handelsbanken		
1.39%, 10/27/04	40,561	40,557
Tulip Funding Corp.		
1.07%, 11/10/03	15,580	15,565
Westdeutsche Landesbank AG		
1.09%, 09/23/04	23,350	22,345
1.09%, 09/29/04	12,558	12,555
1.08%, 10/12/04	2,114	2,114
		500,384

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)
Short-Term Investments		
Wells Fargo Bank, Time Deposit		
1.06%, 11/03/03	69,773	**69,773**

Security and Number of Shares		
Other Investment Companies		
Institutional Money Market		
Trust 515,213,849		**515,214**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $1,047,251 of securities on loan)	$5,962,336
Collateral held for securities on loan	1,085,371
Receivables:	
Fund shares sold	3,844
Interest	2
Dividends	7,666
Investments sold	816
Due from broker for futures	3
Income from securities on loan	144
Prepaid expenses	+ 80
Total assets	**7,060,262**

Liabilities

Collateral held for securities on loan	1,085,371
Payables:	
Fund shares redeemed	3,806
Investments bought	746
Investment adviser and administrator fees	53
Transfer agent and shareholder service fees	66
Accrued expenses	+ 587
Total liabilities	**1,090,629**

Net Assets

Total assets	7,060,262
Total liabilities	− 1,090,629
Net assets	**$5,969,633**

Net Assets by Source

Capital received from investors	4,460,996
Net investment income not yet distributed	55,633
Net realized capital losses	(549,038)
Net unrealized capital gains	2,002,042

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$ 3,974,081		131,357		$30.25
Select Shares®	$1,995,552		65,933		$30.27

Unless stated, all numbers x 1,000.

The fund paid $3,960,400 for these securities. Not counting short-term obligations and government securities, the fund paid $450,859 for securities during the report period and received $268,270 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had twelve open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $3,149 and net unrealized gains of $106.

Federal Tax Data

Portfolio cost	$3,981,035
Net unrealized gains and losses:	
Gains	$2,461,677
Losses	+ (480,376)
	$1,981,301

As of October 31, 2003:

Net undistributed earnings:	
Ordinary income	$55,588
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2004	$844
2005	2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	+ 164,078
	$528,252

Reclassifications:

Net realized capital losses	$415
Reclassified as:	
Capital received from investors	($415)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$90,420
Interest	58
Securities on loan	+ 1,168
Total investment income	**91,646**

An additional $5 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	(169,559)
Net realized gains on futures contracts	+ 730
Net realized losses	**(168,829)**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments	1,141,108
Net unrealized gains on futures contracts	+ 40
Net unrealized gains	**1,141,148**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

Expenses

Investment adviser and administrator fees	11,814
Transfer agent and shareholder service fees:	
Investor Shares	8,646
Select Shares®	1,730
Trustees' fees	33
Custodian fees	168
Portfolio accounting fees	776
Professional fees	56
Registration fees	116
Shareholder reports	598
Interest expense	5
Other expenses	+ 59
Total expenses	24,001
Expense reduction	− 831
Net expenses	**23,170**

For the fund's independent trustees only.

Includes $407 from the investment adviser (CSIM) and $424 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

Increase in Net Assets from Operations

Total investment income	91,646
Net expenses	− 23,170
Net investment income	**68,476**
Net realized losses	(168,829)
Net unrealized gains	+ 1,141,148
Increase in net assets from operations	**$1,040,795**

Prior to March 1, 2003, the limits were 0.46% and 0.35% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $972,319.

See financial notes. 57

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$68,476	$61,586
Net realized losses	(168,829)	(250,220)
Net unrealized gains or losses	+ 1,141,148	(624,054)
Increase or decrease in net assets from operations	**1,040,795**	**(812,688)**

Distributions Paid

Dividends from net investment income		
Investor Shares	40,944	35,185
Select Shares®	+ 22,368	19,589
Total dividends from net investment income	**$63,312**	**$54,774**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	23,357	$623,574	23,138	$680,418
Select Shares	+ 14,563	384,508	13,770	407,100
Total shares sold	**37,920**	**$1,008,082**	**36,908**	**$1,087,518**
Shares Reinvested				
Investor Shares	1,516	$38,050	1,048	$32,699
Select Shares	+ 766	19,200	539	16,793
Total shares reinvested	**2,282**	**$57,250**	**1,587**	**$49,492**
Shares Redeemed				
Investor Shares	(21,127)	($560,404)	(26,817)	($764,754)
Select Shares	+ (12,277)	(323,765)	(16,042)	(456,881)
Total shares redeemed	**(33,404)**	**($884,169)**	**(42,859)**	**($1,221,635)**
Net transactions in fund shares	**6,798**	**$181,163**	**(4,364)**	**($84,625)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	190,492	$4,810,987	194,856	$5,763,074
Total increase or decrease	+ 6,798	1,158,646	(4,364)	(952,087)
End of period	**197,290**	**$5,969,633**	**190,492**	**$4,810,987**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$63,312
Long-term capital gains	$–

Prior period:

Ordinary Income	$54,774
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares	$222
Select Shares	+ 163
Total	**$385**

Prior period:

Investor Shares	$323
Select Shares	+ 190
Total	**$513**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $55,633 and $50,469 for the current period and for prior period, respectively.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.27	15.98	21.06	17.41	15.39
Income or loss from investment operations:					
Net investment income	0.11	0.13	0.07	0.07	0.06
Net realized and unrealized gains or losses	4.98	(2.17)	(2.76)	3.62	2.89
Total income or loss from investment operations	5.09	(2.04)	(2.69)	3.69	2.95
Less distributions:					
Dividends from net investment income	(0.14)	(0.09)	(0.08)	(0.04)	(0.06)
Distributions from net realized gains	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.14)	(0.67)	(2.39)	(0.04)	(0.93)
Net asset value at end of period	18.22	13.27	15.98	21.06	17.41
Total return (%)	38.72	(13.66)	(13.66)	21.22	19.96
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.56	0.49	0.49	0.49[1]	0.49
Gross operating expenses	0.60	0.60	0.61	0.66	0.79
Net investment income	0.74	0.77	0.49	0.44	0.33
Portfolio turnover rate	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	886	722	804	803	452

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had been included.

Financial Highlights

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.28	16.00	21.09	17.44	15.41
Income or loss from investment operations:					
Net investment income	0.14	0.14	0.11	0.11	0.07
Net realized and unrealized gains or losses	4.99	(2.18)	(2.78)	3.61	2.90
Total income or loss from investment operations	5.13	(2.04)	(2.67)	3.72	2.97
Less distributions:					
Dividends from net investment income	(0.16)	(0.10)	(0.11)	(0.07)	(0.07)
Distributions from net realized gains	—	(0.58)	(2.31)	—	(0.87)
Total distributions	(0.16)	(0.68)	(2.42)	(0.07)	(0.94)
Net asset value at end of period	18.25	13.28	16.00	21.09	17.44
Total return (%)	39.02	(13.62)	(13.56)	21.37	20.14
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.41	0.38	0.38	0.38[1]	0.38
Gross operating expenses	0.45	0.45	0.46	0.51	0.65
Net investment income	0.89	0.88	0.60	0.55	0.44
Portfolio turnover rate	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	759	638	727	757	447

[1] The ratio of net operating expenses would have been 0.39% if certain non-routine expenses (proxy fees) had been included.

 See financial notes.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for open futures contracts

	Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.8%	**Common Stock**	1,334,511	1,642,535
0.0%	**U.S. Treasury Obligations**	150	150
99.8%	**Total Investments**	**1,334,661**	**1,642,685**
7.5%	**Collateral Invested for Securities on Loan**	122,374	122,374
(7.3)%	**Other Assets and Liabilities, Net**		(119,767)
100.0%	**Total Net Assets**		**1,645,292**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.8% of net assets	
Aerospace / Defense 0.9%	
• Armor Holdings, Inc. 63,700	1,242
• DRS Technologies, Inc. 52,000	1,251
EDO Corp. 45,300	1,010
Engineered Support Systems, Inc. 36,900	2,495
• ESCO Technologies, Inc. 29,900	1,300
• Esterline Technologies Corp. 48,000	1,063
GenCorp, Inc. 100,300	950
• Teledyne Technologies, Inc. 73,000	1,204
• Trimble Navigation Ltd. 72,700	2,010
• Veeco Instruments, Inc. 66,270	1,680
	14,205
Air Transportation 1.0%	
• AirTran Holdings, Inc. 165,900	2,689
• Alaska Air Group, Inc. 60,700	1,748
• Atlantic Coast Airlines Holdings, Inc. 104,800	1,160
• Continental Airlines, Inc., Class B 149,300	2,852
• EGL, Inc. 107,400	1,752
• ExpressJet Holdings, Inc. 123,100	1,883
• Northwest Airlines Corp., Class A 195,100	2,671
SkyWest, Inc. 132,400	2,448
	17,203
Alcoholic Beverages 0.0%	
• The Robert Mondavi Corp., Class A 21,500	**754**
Apparel 1.3%	
• Aeropostale, Inc. 82,500	2,545
Brown Shoe Co., Inc. 41,400	1,432
The Buckle, Inc. 49,650	1,113
• The J. Jill Group, Inc. 43,500	529
K-Swiss, Inc., Class A 40,100	1,762
Kellwood Co. 60,900	2,275
Kenneth Cole Productions, Inc., Class A 44,350	1,313
Oshkosh B'Gosh, Inc., Class A 26,600	574
Phillips-Van Heusen Corp. 69,600	1,193
• Quiksilver, Inc. 124,900	2,145
Russell Corp. 74,200	1,356
• Stage Stores, Inc. 42,700	1,229
Stride Rite Corp. 89,400	1,077
• Unifi, Inc. 124,100	619
Wolverine World Wide, Inc. 91,600	1,850
	21,012
Automotive Products / Motor Vehicles 1.6%	
A.O. Smith Corp., Class B 67,100	2,124
• Aftermarket Technology Corp. 53,300	632
Arctic Cat, Inc. 49,500	1,115
Bandag, Inc. 45,000	1,647
• CSK Auto Corp. 99,600	1,708

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Fleetwood Enterprises, Inc. 80,300	809
• Group 1 Automotive, Inc. 50,700	1,796
Modine Manufacturing Co. 77,500	1,983
• Monaco Coach Corp. 65,900	1,588
Myers Industries, Inc. 71,100	867
Sonic Automotive, Inc. 67,400	1,530
• TBC Corp. 51,000	1,387
Thor Industries, Inc. 63,600	4,078
• United Auto Group, Inc. 91,700	2,381
Winnebago Industries, Inc. 41,800	2,437
	26,082

Banks 7.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Alabama National Bancorp 29,400	1,548
Allegiant Bancorp, Inc. 39,200	862
Anchor Bancorp Wisconsin, Inc. 53,300	1,327
BancFirst Corp. 16,700	901
BankAtlantic Bancorp, Inc., Class A 119,900	2,013
Boston Private Financial Holdings, Inc. 48,600	1,238
Capital City Bank Group, Inc. 31,250	1,208
Capitol Bancorp Ltd. 28,300	750
Chemical Financial Corp. 54,187	1,883
Chittenden Corp. 84,025	2,704
City Holding Co. 38,400	1,299
Community Bank System, Inc. 29,900	1,458
Community Trust Bancorp, Inc. 28,000	903
Connecticut Bancshares, Inc. 24,300	1,256
Corus Bankshares, Inc. 30,700	1,805
Dime Community Bancshares, Inc. 58,850	1,641
Financial Institutions, Inc. 27,000	675
First Busey Corp., Class A 30,800	831
First Charter Corp. 69,400	1,423
First Commonwealth Financial Corp. 134,100	1,851
First Essex Bancorp, Inc. 17,000	925
First Federal Capital Corp. 46,500	1,022
First Financial Bancorp 101,830	1,690
First Financial Bancshares, Inc. 35,731	1,502
First Merchants Corp. 40,530	1,083
First Republic Bank 34,100	1,221
• FirstFed Financial Corp. 39,600	1,782
Frontier Financial Corp. 42,900	1,345
Gold Banc Corp., Inc. 92,000	1,189
Greater Bay Bancorp 118,000	3,181
Hancock Holding Co. 34,917	1,998
Harbor Florida Bancshares, Inc. 54,700	1,472
Harleysville National Corp. 54,693	1,652
Independent Bank Corp. 33,400	976
Integra Bank Corp. 39,570	827
Irwin Financial Corp. 59,200	1,659
MAF Bancorp., Inc. 60,225	2,525
Main Street Banks, Inc. 40,000	1,043
Mid-State Bancshares 53,700	1,306
Midwest Banc Holdings, Inc. 41,300	973
• Movie Gallery, Inc. 72,000	1,489
National Penn Bancshares, Inc. 55,710	1,660
NBT Bancorp., Inc. 75,600	1,588
Net.B@nk, Inc. 108,600	1,489
OceanFirst Financial Corp. 32,200	842
Old Second Bancorp, Inc. 15,400	708
Omega Financial Corp. 17,700	640
Oriental Financial Group 40,650	1,041
PFF Bancorp, Inc. 37,800	1,410
Prosperity Bancshares, Inc. 43,600	1,007
Provident Bankshares Corp. 56,194	1,744
Republic Bancorp, Inc. 130,420	1,894
Riggs National Corp. 64,800	1,070
S&T Bancorp, Inc. 60,600	1,832
• S1 Corp. 159,000	1,285
Sandy Spring Bancorp, Inc. 33,700	1,216
Seacoast Banking Corp. of Florida 31,700	561
Second Bancorp., Inc. 22,300	618
• Silicon Valley Bancshares 78,700	2,762
▲ The South Financial Group, Inc. 114,200	2,984
▲ Southwest Bancorp of Texas, Inc. 78,000	2,801
Sterling Bancorp 34,000	993
Sterling Bancshares, Inc. 98,950	1,138
Suffolk Bancorp 26,100	914
Susquehanna Bancshares, Inc. 91,075	2,281
▲ Texas Regional Bancshares, Inc., Class A 67,219	2,437
Tompkins Trustco, Inc. 16,800	816

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Troy Financial Corp. 21,700	765
The Trust Co. of New Jersey 43,100	1,354
Trustco Bank Corp. 168,420	2,198
UCBH Holdings, Inc. 103,100	3,682
UMB Financial Corp. 50,293	2,516
Umpqua Holdings Corp. 66,700	1,364
United Community Financial Corp. 80,600	893
United National Bancorp. 43,300	1,522
Unizan Financial Corp. 50,300	1,027
USB Holding Co., Inc. 46,200	864
WesBanco, Inc. 47,000	1,253
WestCorp., Inc. 103,300	3,907
Wintrust Financial Corp. 43,300	1,877
WSFS Financial Corp. 16,500	704
	120,093
Business Machines & Software 2.6%	
• Adaptec, Inc. 247,200	2,104
• Advanced Digital Information Corp. 142,400	2,314
Analogic Corp. 29,600	1,292
▲• Arbitron, Inc. 68,700	2,714
• Ascential Software Corp. 129,375	2,871
▲• Avocent Corp. 104,786	3,961
Black Box Corp. 41,300	1,778
• Borland Software Corp. 170,500	1,514
• Cray, Inc. 152,600	1,987
• Enterasys Networks, Inc. 469,600	1,831
• Hanger Orthopedic Group, Inc. 49,800	849
• Imagistics International, Inc. 38,500	1,238
• Intergraph Corp. 106,100	2,765
• Invision Technologies, Inc. 39,600	1,076
• Iomega Corp. 118,660	654
Landamerica Financial Group, Inc. 42,700	2,135
• LTX Corp. 111,100	1,587
• Micromuse, Inc. 179,400	1,444
• MICROS Systems, Inc. 38,700	1,567
• PalmOne, Inc. 72,000	1,032
• PalmSource, Inc. 22,320	852
• Scansource, Inc. 27,000	1,161
• The Titan Corp. 176,800	3,734
	42,460

Security and Number of Shares	Mkt. Value ($ x 1,000)
Business Services 13.1%	
• 4Kids Entertainment, Inc. 31,000	758
ABM Industries, Inc. 112,200	1,746
• Advent Software, Inc. 73,400	1,344
• The Advisory Board Co. 34,700	1,263
Advo, Inc. 45,100	2,022
• Agile Software Corp. 111,500	1,223
• Altiris, Inc. 53,700	1,846
• American Management Systems, Inc. 97,200	1,439
• AMN Healthcare Services, Inc. 64,633	977
• Ansys, Inc. 33,800	1,205
• Anteon International Corp. 77,200	2,636
• Ariba, Inc. 627,700	2,040
▲• Barra, Inc. 44,700	1,699
Bowne & Co., Inc. 76,600	1,149
• Bright Horizons Family Solutions, Inc. 28,600	1,229
The Brink's Co. 124,400	2,494
▲• Brocade Communications Systems, Inc. 591,400	3,874
• Catalina Marketing Corp. 121,300	2,141
CDI Corp. 45,500	1,490
• Cell Genesys, Inc. 81,400	1,045
• Ciber, Inc. 139,900	1,290
• Clarent Corp. 105,200	4
•❷ Cognizant Technology Solutions Corp. 139,900	6,350
• Connetics Corp. 74,500	1,334
• CoStar Group, Inc. 36,800	1,386
• Cross Country Healthcare, Inc. 73,200	1,017
• CSG Systems International, Inc. 120,300	1,382
• Dendrite International, Inc. 88,850	1,342
• Digital Insight Corp. 74,900	1,571
• Digital River, Inc. 69,700	1,908
• Diversa Corp. 97,800	824
• Documentum, Inc. 114,500	3,406
• DoubleClick, Inc. 313,200	2,609
• E.piphany, Inc. 168,100	1,167
• Echelon Corp. 90,200	1,171
• eFunds Corp. 106,600	1,707
• Exelixis, Inc. 146,400	1,088

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Exult, Inc. 244,800	1,941
• F5 Networks, Inc. 61,100	1,528
Factset Research Systems, Inc. 77,100	3,365
• FileNet Corp. 83,100	2,220
• Forrester Research, Inc. 53,100	905
• Freemarkets, Inc. 97,100	608
• FTI Consulting, Inc. 95,100	1,892
G&K Services, Inc., Class A 46,850	1,546
• Gartner, Inc., Class B 288,500	3,517
• Genesis Health Ventures, Inc. 89,700	2,413
• Global Imaging Systems, Inc. 49,500	1,438
Grey Global Group, Inc. 3,100	2,077
• Heidrick & Struggles International, Inc. 41,700	824
• Hyperion Solutions Corp. 89,645	3,002
• Identix, Inc. 195,032	1,121
• IDT Corp. 57,900	1,074
• IDX Systems Corp. 66,900	1,753
• Informatica Corp. 183,300	1,998
• Infospace, Inc. 70,950	1,850
• Intercept, Inc. 49,000	481
▲• Internet Security Systems 113,100	1,856
• Interwoven, Inc. 242,200	918
• JDA Software Group, Inc. 65,100	1,394
John H. Harland Co. 64,000	1,743
• Keane, Inc. 144,900	1,904
• Korn/Ferry International 85,600	748
• Kroll, Inc. 89,900	2,091
• Kronos, Inc. 44,925	2,695
• Labor Ready, Inc. 89,000	967
• Macrovision Corp. 112,600	2,474
• Magma Design Automation, Inc. 70,800	1,715
• Mantech International Corp., Class A 37,900	927
• MAXIMUS, Inc. 48,100	1,679
• Maxygen, Inc. 80,100	761
• Mentor Graphics Corp. 156,300	2,618
• MPS Group, Inc. 235,100	2,245
• MRO Software, Inc. 55,600	703
Nautilus Group, Inc. 76,949	1,201
• NCO Group, Inc. 59,000	1,404

Security and Number of Shares	Mkt. Value ($ x 1,000)
NDCHealth Corp. 79,200	2,090
• NetIQ Corp. 128,700	1,562
New England Business Service, Inc. 30,200	879
Newcastle Investment Corp. 65,700	1,537
• Openwave Systems, Inc. 140,500	1,834
• Parametric Technology Corp. 612,100	1,904
• Paxar Corp. 88,435	1,059
• Per-Se Technologies, Inc. 69,500	945
▲• Polycom, Inc. 225,500	4,517
• Pre-Paid Legal Services, Inc. 39,900	1,084
• PRG-Schultz International, Inc. 142,800	678
• Progress Software Corp. 77,200	1,704
• ProQuest Co. 63,800	1,895
▲• R.H. Donnelley Corp. 69,400	2,977
• Radiant Systems, Inc. 67,500	450
• RealNetworks, Inc. 362,500	2,411
•⑤ Red Hat, Inc. 390,500	5,873
• Renaissance Learning, Inc. 69,900	1,759
• Resources Connection, Inc. 50,300	1,244
• Right Management Consultants, Inc. 52,100	940
Roto-Rooter, Inc. 23,100	815
• RSA Security, Inc. 132,300	1,716
• Serena Software, Inc. 93,900	1,620
• SourceCorp 36,900	865
Spartech Corp. 65,900	1,528
• Spherion Corp. 139,800	1,216
• SRA International, Inc., Class A 37,200	1,620
The Standard Register Co. 64,100	1,128
Startek, Inc. 32,900	1,093
Strayer Education, Inc. 23,000	2,252
• Sycamore Networks, Inc. 624,500	3,123
• Sylvan Learning Systems, Inc. 94,100	2,663
• Symyx Technologies, Inc. 71,500	1,512
• Systems & Computer Technology Corp. 77,200	1,135
• TeleTech Holdings, Inc. 169,000	1,112
• Telik, Inc. 77,700	1,579
• Tetra Tech, Inc. 123,218	2,770
• Tetra Technologies, Inc. 50,100	1,133
• Tier Technologies, Inc., Class B 37,200	381

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Trizetto Group, Inc. 112,600	766
• Tularik, Inc. 125,400	1,576
• United Online, Inc. 96,800	2,787
• UNOVA, Inc. 135,300	2,937
• URS Corp. 72,600	1,589
• Verity, Inc. 83,700	1,176
• Vignette Corp. 576,900	1,448
• Watson Wyatt & Co. Holdings 76,200	1,833
• WebEx Communications, Inc. 94,500	2,088
• webMethods, Inc. 113,600	986
• Websense, Inc. 50,700	1,186
• Wind River Systems, Inc. 177,600	1,190
	214,937

Chemicals 2.0%

A. Schulman, Inc. 66,900	1,270
Arch Chemicals, Inc. 53,100	1,178
• Bio-Rad Laboratories, Inc., Class A 57,800	3,020
Brady Corp., Class A 52,800	1,864
▲ Crompton Corp. 252,700	1,354
• Entegris, Inc. 162,400	2,137
▲ Ferro Corp. 93,100	1,911
Georgia Gulf Corp. 74,400	2,001
H.B. Fuller Co. 65,400	1,621
▲• Hercules, Inc. 253,200	2,646
MacDermid, Inc. 70,300	2,101
Millennium Chemicals, Inc. 142,800	1,431
Olin Corp. 133,900	2,331
• PolyOne Corp. 209,300	1,011
• Rogers Corp. 36,900	1,475
Rollins, Inc. 104,450	2,122
Solutia, Inc. 240,100	641
Tredegar Corp. 87,400	1,362
WD-40 Co. 38,600	1,253
Wellman, Inc. 78,300	646
	33,375

Construction 2.3%

American Woodmark Corp. 18,600	913
• Beazer Homes USA, Inc. 30,269	3,012
Centex Construction	

Security and Number of Shares	Mkt. Value ($ x 1,000)
Products, Inc. 41,200	2,221
• Dycom Industries, Inc. 109,200	2,360
ElkCorp 45,850	1,165
• EMCOR Group, Inc. 34,200	1,289
Granite Construction, Inc. 96,225	1,924
•⑧ Hovnanian Enterprises, Inc., Class A 67,300	5,470
• Insituform Technologies, Inc., Class A 60,000	858
M/I Schottenstein Homes, Inc. 33,200	1,382
• NCI Building Systems, Inc. 43,100	937
• Palm Harbor Homes, Inc. 54,300	1,007
The Ryland Group, Inc. 55,600	4,943
• Simpson Manufacturing Co., Inc. 56,400	2,524
Standard-Pacific Corp. 72,400	3,464
• Surebeam Corp., Class A 132,000	39
Texas Industries, Inc. 47,700	1,296
• USG Corp. 98,000	1,641
Walter Industries, Inc. 95,000	1,129
	37,574

Consumer Durables 1.0%

• Genlyte Group, Inc. 31,400	1,481
• Griffon Corp. 67,400	1,304
Haverty Furniture Cos., Inc. 48,500	1,006
• Helen of Troy Ltd. 64,800	1,454
Kimball International, Inc., Class B 87,700	1,359
• Select Comfort Corp. 73,000	2,285
Sturm Ruger & Co., Inc. 65,000	738
Thomas Industries, Inc. 40,000	1,208
Toro Co. 56,000	2,783
• United Rentals, Inc. 174,700	3,043
	16,661

Containers 0.2%

Greif, Inc., Class A 50,700	1,649
• Silgan Holdings, Inc. 42,800	1,369
	3,018

Electronics 11.3%

• Actel Corp. 57,300	1,546
Acuity Brands, Inc. 94,200	2,025

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Agilysys, Inc. 72,900	749
•❶ Amkor Technology, Inc. 378,000	7,125
• Andrew Corp. 346,945	4,538
• Anixter International, Inc. 82,000	1,958
• Arris Group, Inc. 177,200	1,063
• Artisan Components, Inc. 49,800	1,021
• Asyst Technologies, Inc. 88,700	1,654
• ATMI, Inc. 69,800	1,605
• Avid Technology, Inc. 67,300	3,482
• Axcelis Technologies, Inc. 227,000	2,402
Belden, Inc. 57,300	1,074
• Benchmark Electronics, Inc. 56,700	2,762
• Brooks Automation, Inc. 83,524	2,084
C&D Technologies, Inc. 59,900	1,194
• Cable Design Technologies Corp. 102,075	984
• CCC Information Services Group, Inc. 62,000	1,042
• Celera Genomics Group – Applera Corp. 162,900	2,178
• Checkpoint Systems, Inc. 76,500	1,441
• ChipPAC, Inc., Class A 216,400	1,805
• CMGI, Inc. 894,500	1,682
• Coherent, Inc. 67,200	1,546
Cohu, Inc. 48,400	971
▲• CommScope, Inc. 136,400	2,113
• Conexant Systems, Inc. 615,100	3,586
• Corvis Corp. 924,000	1,321
• Cox Radio, Inc., Class A 95,900	2,121
• Credence Systems Corp. 136,100	2,220
CTS Corp. 78,400	868
Cubic Corp. 61,300	1,741
• Cyberonics 51,700	1,414
•❻ Cypress Semiconductor Corp. 268,800	5,768
• Dionex Corp. 47,200	2,008
• DSP Group, Inc. 62,500	1,493
• Dupont Photomasks, Inc. 42,600	987
• Electro Rent Corp. 53,722	787
• Electro Scientific Industries, Inc. 63,200	1,552
▲• Electronics for Imaging 118,700	3,217
• ESS Technology, Inc. 88,700	1,231

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Exar Corp. 90,700	1,459
• FEI Co. 74,100	1,760
• Flir Systems, Inc. 75,200	2,351
• FuelCell Energy, Inc. 84,300	1,286
• GlobespanVirata, Inc. 304,300	1,875
• Hollywood Entertainment Corp. 140,200	2,131
• Hutchinson Technology, Inc. 58,300	1,954
• Intermagnetics General Corp. 37,714	888
• Itron, Inc. 47,400	971
• Kemet Corp. 196,600	2,605
• Kopin Corp. 159,400	1,168
• Kulicke & Soffa Industries, Inc. 109,200	1,603
▲• Lattice Semiconductor Corp. 258,600	2,017
• Littelfuse, Inc. 49,700	1,322
▲• Macromedia, Inc. 140,200	2,679
• Mercury Computer Systems, Inc. 50,000	1,076
Methode Electronics, Class A 84,400	1,005
• MKS Instruments, Inc. 118,000	3,068
• Monolithic System Technology, Inc. 65,300	532
• Mykrolis Corp. 92,700	1,367
• New Focus, Inc. 152,500	792
• Newport Corp. 89,000	1,403
• Omnivision Technologies, Inc. 61,300	3,482
Park Electrochemical Corp. 45,350	1,111
• Photon Dynamics, Inc. 37,500	1,418
• Pinnacle Systems, Inc. 146,300	1,017
• Planar Systems, Inc. 33,400	773
• Plantronics, Inc. 100,900	2,806
• Plexus Corp. 96,500	1,669
• Power Integrations, Inc. 67,300	2,343
• Power-One, Inc. 191,400	1,734
• Powerwave Technologies, Inc. 143,300	933
• Quantum Corp. 396,000	1,232
▲•❿ Rambus, Inc. 219,700	5,440
• Rayovac Corp. 72,900	1,199
• Rudolph Technologies, Inc. 34,100	892
• ScanSoft, Inc. 222,500	1,286
• Semtech Corp. 166,700	3,701
• Silicon Image, Inc. 157,900	1,110
▲•❸ Silicon Laboratories, Inc. 111,000	5,992

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Silicon Storage Technology, Inc.	218,300	2,441
• Standard Microsystems Corp.	38,400	1,152
• Technitrol, Inc.	91,100	1,986
• Tekelec	138,900	2,235
▲• Thomas & Betts Corp.	132,600	2,360
• THQ, Inc.	86,150	1,528
• Triquint Semiconductor, Inc.	306,700	2,199
• Varian Semiconductor Equipment Associates, Inc.	77,900	3,766
▲• Varian, Inc.	77,300	2,768
• Viasat, Inc.	59,400	1,166
• Vicor Corp.	97,000	984
• Vitesse Semiconductor Corp.	468,100	3,295
• Western Wireless Corp., Class A	165,900	3,218
• Wilson Greatbatch Technologies, Inc.	47,600	1,795
• Zoran Corp.	89,300	1,488
		186,189

Energy: Raw Materials 2.5%

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Atwood Oceanics, Inc.	32,100	831
Berry Petroleum Co., Class A	47,600	866
Cabot Oil & Gas Corp.	73,900	1,888
CARBO Ceramics, Inc.	35,900	1,508
• Dril-Quip, Inc.	39,600	594
• Evergreen Resources, Inc.	89,400	2,452
• Grey Wolf, Inc.	420,900	1,351
• Hanover Compressor Co.	165,600	1,756
• Headwaters, Inc.	65,200	1,222
• Hydril Co.	53,400	1,252
• Joy Global, Inc.	111,500	2,125
• Kirby Corp.	54,900	1,613
Massey Energy Co.	171,100	2,378
• McDermott International, Inc.	144,700	1,071
• Newpark Resources, Inc.	179,400	721
NL Industries, Inc.	109,900	1,933
• Offshore Logistics, Inc.	53,300	1,162
Penn Virginia Corp.	19,700	894
• Plains Resources, Inc.	54,700	725
• Prima Energy Corp.	29,200	812

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Range Resources Corp.	122,100	934
• Seacor Smit, Inc.	42,650	1,635
• Southwestern Energy Co.	77,800	1,509
• Swift Energy Co.	63,600	884
TC Pipelines L.P.	36,900	1,164
▲• Tom Brown, Inc.	103,700	2,802
• Unit Corp.	94,700	1,836
USEC, Inc.	188,600	1,405
• W-H Energy Services, Inc.	61,300	961
		40,284

Food & Agriculture 1.5%

Security and Number of Shares		Mkt. Value ($ x 1,000)
• 7-Eleven, Inc.	238,040	3,797
• American Italian Pasta Co., Class A	39,700	1,518
• Chiquita Brands International, Inc.	90,400	1,672
Coca-Cola Bottling Co. Consolidated	15,100	763
Delta & Pine Land Co.	87,300	1,996
• Fisher Communications, Inc.	18,900	903
Flowers Foods, Inc.	104,400	2,477
• Hain Celestial Group, Inc.	77,200	1,629
• International Multifoods Corp.	45,000	1,004
▲ Interstate Bakeries	101,600	1,491
• J & J Snack Foods Corp.	19,900	710
Lance, Inc.	66,100	856
• Ralcorp Holdings, Inc.	66,566	1,831
• Tejon Ranch Co.	33,400	1,313
• United Natural Foods, Inc.	45,000	1,741
• Wild Oats Markets, Inc.	68,100	707
		24,408

Gold 0.1%

Security and Number of Shares		Mkt. Value ($ x 1,000)
Royal Gold, Inc.	46,900	**972**

Healthcare / Drugs & Medicine 10.6%

Security and Number of Shares		Mkt. Value ($ x 1,000)
• aaiPharma, Inc.	63,350	1,146
• Abgenix, Inc.	202,600	2,482
• Advanced Medical Optics, Inc.	65,900	1,329
• Advanced Neuromodulation Systems, Inc.	43,500	1,783

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
•Albany Molecular Research, Inc. 71,600	1,052	•InterMune, Inc. 73,800	1,476
•Alexion Pharmaceuticals, Inc. 45,000	832	•Isis Pharmaceuticals, Inc. 125,500	835
•Alkermes, Inc. 197,200	2,558	•Kindred Healthcare, Inc. 40,800	1,683
Alpharma, Inc., Class A 119,800	2,180	•KV Pharmaceutical Co., Class A 110,175	2,644
•American Healthways, Inc. 33,900	1,405	•La Jolla Pharmaceutical Co. 94,300	322
•American Medical Systems Holdings, Inc. 75,000	1,500	Landauer, Inc. 19,300	755
•AMERIGROUP Corp. 53,800	2,250	•Ligand Pharmaceuticals, Inc., Class B 156,900	2,162
•Amsurg Corp. 46,000	1,656	•Martek Biosciences Corp. 60,200	2,914
•Antigenics, Inc. 91,200	998	•Medarex, Inc. 163,800	1,171
Arrow International, Inc. 99,000	2,612	•Medicines Co. 105,100	2,801
•Atrix Labs, Inc. 42,800	860	Mentor Corp. 106,400	2,155
•Beverly Enterprises, Inc. 247,100	1,500	•Merit Medical Systems, Inc. 43,466	1,138
•BioMarin Pharmaceuticals, Inc. 147,900	1,035	Mine Safety Appliances Co. 27,400	1,551
•Biosite, Inc. 34,000	877	•Myriad Genetics, Inc. 58,700	743
Cambrex Corp. 59,200	1,399	•Nektar Therapeutics 126,300	1,660
•Centene Corp. 42,550	1,302	•NPS Pharmacuticals, Inc. 85,000	2,238
•Cerus Corp. 39,000	175	Oakley, Inc. 156,300	1,696
•Chattem, Inc. 46,800	687	•Ocular Sciences, Inc. 53,800	1,503
•Cima Labs, Inc. 32,300	1,014	•Odyssey HealthCare, Inc. 82,650	2,293
•Conmed Corp. 65,800	1,339	•Orthodontic Centers of America, Inc. 114,200	1,009
Cooper Cos., Inc. 70,800	3,076	•OSI Pharmaceuticals, Inc. 84,500	2,366
•Corixa Corp. 115,700	691	Owens & Minor, Inc. 78,400	1,595
•Corvel Corp. 24,400	881	•Pacificare Health Systems, Inc. 84,000	4,998
•CV Therapeutics, Inc. 64,700	1,141	•Parexel International Corp. 59,800	1,000
Datascope Corp. 34,900	1,162	Perrigo Co. 162,100	2,180
▲•Endo Pharmaceutical Holdings, Inc. 300,400	4,915	▲•❼ Pharmaceutical Resources, Inc. 76,500	5,529
•Enzo Biochem, Inc. 68,061	1,259	PolyMedica Corp. 55,600	1,640
•Enzon Pharmaceuticals, Inc. 101,700	1,135	•Priority Healthcare Corp., Class B 100,300	2,169
•First Horizon Pharmaceutical Corp. 79,600	563	•Protein Design Labs, Inc. 207,200	2,793
•Gen-Probe, Inc. 107,000	2,864	•Province Healthcare Co. 112,300	1,442
•Genta, Inc. 167,300	1,790	•PSS World Medical, Inc. 154,500	1,440
•Haemonetics Corp. 55,200	1,273	•Regeneron Pharmaceuticals, Inc. 115,800	1,603
ICN Pharmaceuticals, Inc. 188,300	3,636	•RehabCare Group, Inc. 38,900	608
•ICU Medical, Inc. 30,700	1,037	▲•Resmed, Inc. 75,700	3,162
•❹ ImClone Systems, Inc. 169,800	5,901	▲•Sepracor, Inc. 192,300	5,121
•Inamed Corp. 52,400	4,526	•Serologicals Corp. 56,200	899
•Incyte Corp. 167,000	882	•Sierra Health Services, Inc. 63,400	1,477
•Integra LifeSciences Holdings Corp. 59,500	2,007	•Sola International, Inc. 56,900	976

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Sunrise Senior Living, Inc.　48,100	1,390
• SurModics, Inc.　40,300	847
• Sybron Dental Specialties, Inc.　86,500	1,989
• Tanox, Inc.　100,500	1,804
• Thoratec Corp.　126,200	1,942
• Transkaryotic Therapies, Inc.　75,700	992
• Trimeris, Inc.　49,000	1,254
• United Surgical Partners International, Inc.　62,400	1,882
• United Therapeutics Corp.　49,500	996
• US Oncology, Inc.　195,472	2,138
• Vaxgen, Inc.　45,700	431
• Ventana Medical Systems, Inc.　37,900	1,586
• Viasys Healthcare, Inc.　67,900	1,226
• Vicuron Pharmaceuticals, Inc.　122,600	2,250
• Visx, Inc.　110,300	2,676
West Pharmaceutical Services, Inc.　33,400	1,104
• Wright Medical Group, Inc.　73,900	2,169
• XOMA Ltd.　171,300	1,283
• Zoll Medical Corp.　19,500	663
	175,079

Household Products 0.2%

• Elizabeth Arden, Inc.　42,900	858
Nu Skin Enterprises, Inc., Class A　82,600	1,311
• Playtex Products, Inc.　127,400	765
	2,934

Insurance 2.9%

▲ Alfa Corp.　181,100	2,334
• Allmerica Financial Corp.　121,100	3,225
• Argonaut Group, Inc.　48,900	785
• Clark, Inc.　41,400	623
• CNA Surety Corp.　97,500	1,064
Delphi Financial Group, Inc., Class A　46,571	2,346
FBL Financial Group, Inc., Class A　62,100	1,621
Fremont General Corp.　172,400	2,867
Great American Financial Resources, Inc.　99,750	1,551

Security and Number of Shares	Mkt. Value ($ x 1,000)
Harleysville Group, Inc.　68,500	1,525
Hooper Holmes, Inc.　146,200	762
Horace Mann Educators Corp.　94,900	1,257
Kansas City Life Insurance Co.　27,900	1,310
Liberty Corp.　44,300	1,974
• Ohio Casualty Corp.　139,200	2,130
• Philadelphia Consolidated Holding Co.　49,000	2,310
The Phoenix Cos., Inc.　213,600	2,350
PMA Capital Corp., Class A　70,900	932
Presidential Life Corp.　67,000	1,029
• ProAssurance Corp.　66,496	2,001
RLI Corp.　56,650	1,903
Selective Insurance Group, Inc.　59,900	1,839
State Auto Financial Corp.　89,200	2,391
Sterling Financial Corp.　38,600	1,095
• Stewart Information Services Corp.　41,500	1,293
• Triad Guaranty, Inc.　32,700	1,613
• UICI　105,400	1,577
United Fire & Casualty Co.　22,400	893
Zenith National Insurance Corp.　44,100	1,354
	47,954

Media 2.6%

• Adolor Corp.　71,800	1,312
Advanced Marketing Services, Inc.　46,600	534
• AMC Entertainment, Inc.　84,200	1,145
•❾ American Tower Corp., Class A　470,800	5,461
Banta Corp.　58,200	2,227
Blockbuster, Inc., Class A　82,200	1,584
• Charter Communications, Inc., Class A　672,200	2,870
• CNET Networks, Inc.　322,300	2,624
• Consolidated Graphics, Inc.　30,400	841
• Cumulus Media, Inc., Class A　112,380	2,105
• Entravision Communications Corp., Class A　167,500	1,603
• Gaylord Entertainment Co.　76,700	2,067
Gray Television, Inc.　93,100	1,184

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Information Holdings, Inc. 49,400	1,108
•Insight Communications Co. 118,300	1,146
•Journal Register Co. 94,400	1,891
•Lin TV Corp., Class A 62,200	1,403
•Mediacom Communications Corp. 208,200	1,457
•Primedia, Inc. 589,600	1,586
Pulitzer, Inc. 21,200	1,103
•Regent Communications, Inc. 111,100	664
•Saga Communications, Inc., Class A 41,900	796
•Salem Communications Corp., Class A 42,100	979
•Sinclair Broadcast Group, Inc., Class A 102,400	1,192
•Spanish Broadcasting System, Class A 84,000	756
•Tivo, Inc. 143,800	1,153
•Valuevision Media, Inc., Class A 80,700	1,311
	42,102

Miscellaneous 0.1%

•Coinstar, Inc. 52,100	**763**

Miscellaneous Finance 4.4%

1st Source Corp. 49,100	982
Amcore Financial, Inc. 56,550	1,527
American Capital Strategies Ltd. 124,700	3,367
•Bankunited Financial Corp., Class A 66,500	1,470
•Bay View Capital Corp. 144,600	879
Blackrock, Inc. 41,500	2,131
•Boca Resorts, Inc., Class A 89,800	1,212
Cathay Bancorp., Inc. 51,900	2,511
Central Pacific Financial Co. 36,700	960
Charter Municipal Mortgage Acceptance Co. 94,600	1,815
•CompuCredit Corp. 107,100	2,117
•Corrections Corp. of America 81,000	1,989
CVB Financial Corp. 100,340	2,002
East-West Bancorp, Inc. 54,500	2,675
•eSpeed, Inc., Class A 67,600	1,842

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fidelity Bankshares, Inc. 34,800	943
•Financial Federal Corp. 41,700	1,399
First Community Bancorp 36,500	1,278
First Financial Corp. 29,200	862
First Financial Holdings, Inc. 30,100	908
First Indiana Corp. 37,800	690
First Sentinel Bancorp., Inc. 63,591	1,186
Flagstar Bancorp., Inc. 135,900	3,031
Glacier Bancorp, Inc. 44,330	1,364
Hudson River Bancorp 35,400	1,182
Independent Bank Corp. Michigan 44,420	1,285
•Knight Trading Group, Inc. 254,000	3,515
•La Quinta Corp. 346,900	2,140
•Local Financial Corp. 40,100	778
MB Financial, Inc. 39,600	1,873
MCG Capital Corp. 86,000	1,512
McGrath RentCorp 27,100	772
•Meritage Corp. 30,400	1,797
The Midland Co. 40,600	936
•National Western Life Insurance Co., Class A 8,000	1,151
New Century Financial Corp. 78,600	2,914
Northwest Bancorp, Inc. 108,649	2,263
▲ Pacific Capital Bancorp. 77,399	2,636
Pacific Northwest Bancorp 39,000	1,515
•Saxon Capital, Inc. 67,200	1,267
Seacoast Financial Services Corp. 57,600	1,475
United Community Banks, Inc. 51,000	1,619
Value Line, Inc. 22,100	1,094
Waypoint Financial Corp. 76,400	1,591
	72,455

Non-Durables & Entertainment 3.8%

Action Performance Cos., Inc. 41,800	856
▲•Activision, Inc. 201,100	3,035
•AFC Enterprises, Inc. 67,900	1,137
Bob Evans Farms, Inc. 78,400	2,317
•California Pizza Kitchen, Inc. 44,100	820
•CEC Entertainment, Inc. 58,500	2,861
Churchill Downs, Inc. 29,300	1,126

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Electronics Boutique Holdings Corp. 57,600	1,639
• Fossil, Inc. 105,850	2,858
Handleman Co. 56,400	1,001
IHOP Corp. 49,700	1,844
• Isle of Capri Casinos, Inc. 66,700	1,391
• Jack in the Box, Inc. 82,700	1,504
• Jakks Pacific, Inc. 48,200	627
Landry's Restaurants, Inc. 62,200	1,557
Lone Star Steakhouse & Saloon, Inc. 47,000	1,028
• Marvel Enterprises, Inc. 169,300	4,986
• O'Charleys, Inc. 46,200	778
• P.F. Chang's China Bistro, Inc. 57,300	2,793
• Papa John's International, Inc. 38,900	1,023
• Penn National Gaming, Inc. 90,400	2,142
• Rare Hospitality International Inc. 75,950	1,884
Russ Berrie & Co., Inc. 46,300	1,660
• Ryan's Family Steak Houses, Inc. 95,950	1,337
• SCP Pool Corp. 79,725	2,790
▲• Service Corp. International 687,000	3,332
• Sonic Corp. 89,200	2,481
• Sotheby's Holdings, Inc., Class A 136,100	1,449
• The Steak N Shake Co. 63,700	1,102
• Stewart Enterprises, Inc., Class A 236,700	966
• Take-Two Interactive Software, Inc. 94,300	3,730
The Topps Co., Inc. 92,300	943
Triarc Cos., Class B 96,000	1,023
Triarc Cos., Inc. 48,000	500
Tupperware Corp. 132,300	1,991
	62,511

Non-Ferrous Metals 0.6%

Commercial Metals Co. 64,766	1,599
• Hecla Mining Co. 231,600	1,367
Minerals Technologies, Inc. 45,500	2,493
▲• Mueller Industries, Inc. 79,100	2,496
Reliance Steel & Aluminum Co. 73,175	2,100
	10,055

Oil: Domestic 2.0%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• CAL Dive International, Inc. 86,700	1,797
• Comstock Resources, Inc. 70,900	1,059
• Encore Acquisition Co. 69,300	1,594
Frontier Oil Corp. 62,200	995
• Global Industries Ltd. 231,300	1,069
• Gulfmark Offshore, Inc. 47,000	656
Holly Corp. 35,200	877
▲• Houston Exploration Co. 71,400	2,499
• Magnum Hunter Resources, Inc. 156,800	1,356
Patina Oil & Gas Corp. 76,406	3,223
• Quicksilver Resource, Inc. 49,400	1,270
• Remington Oil & Gas Corp. 62,400	1,114
• Spinnaker Exploration Co. 76,500	1,958
St. Mary Land & Exploration Co. 65,400	1,707
• Stone Energy Corp. 60,640	2,191
• Superior Energy Services, Inc. 170,400	1,523
• Tesoro Petroleum Corp. 146,500	1,670
• Ultra Petroleum Corp. 170,700	3,124
• Universal Compression Holdings, Inc. 70,800	1,557
Vintage Petroleum, Inc. 147,700	1,706
	32,945

Optical & Photo 0.3%

• Lexar Media, Inc. 172,000	3,941
• Photronics, Inc. 70,900	1,527
	5,468

Paper & Forest Products 0.7%

• Caraustar Industries, Inc. 66,500	639
Chesapeake Corp. 34,800	849
Deltic Timber Corp. 28,000	802
Glatfelter 100,200	1,278
Longview Fibre Co. 120,100	1,291
Potlatch Corp. 66,000	2,063
Rock-Tennessee Co., Class A 79,200	1,275
Universal Forest Products, Inc. 40,500	1,199
Wausau-Mosinee Paper Corp. 119,125	1,472
	10,868

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Producer Goods & Manufacturing 5.6%	
•Actuant Corp., Class A 53,200	1,715
•Advanced Energy Industries, Inc. 72,800	1,662
•Aeroflex, Inc. 149,600	1,388
Albany International Corp., Class A 74,083	2,289
Applied Industrial Technologies, Inc. 44,900	1,013
Baldor Electric Co. 76,120	1,621
Barnes Group, Inc. 51,200	1,494
▲ Briggs & Stratton Corp. 49,200	3,199
Clarcor, Inc. 57,250	2,327
Cognex Corp. 98,500	2,645
•Cuno, Inc. 37,200	1,484
Curtiss-Wright Corp. 23,200	1,717
Federal Signal Corp. 109,200	1,615
▲•Flowserve Corp. 127,334	2,605
▲•FMC Corp. 81,800	2,291
Franklin Electric Co., Inc. 25,100	1,531
•Gardner Denver, Inc. 36,400	752
•GrafTech International Ltd. 152,200	1,581
Helix Technology Corp. 59,100	1,061
Hughes Supply, Inc. 54,450	2,105
•Ionics, Inc. 37,700	1,074
•Jarden Corp. 31,700	1,309
JLG Industries, Inc. 97,600	1,165
Kaydon Corp. 63,900	1,519
Lennox International, Inc. 134,200	2,220
Libbey, Inc. 30,091	800
▲ Lincoln Electric Holdings, Inc. 93,800	2,288
•Lone Star Technologies, Inc. 65,000	905
Manitowoc Co., Inc. 59,862	1,299
Matthews International Corp., Class A 72,600	1,959
•Maverick Tube Corp. 94,200	1,591
•Micrel, Inc. 207,500	3,424
•Moog, Inc., Class A 30,100	1,276
MSC Industrial Direct Co., Class A 79,500	1,880
NACCO Industries, Inc., Class A 15,150	1,194
Nordson Corp. 76,800	2,128
•Oceaneering International, Inc. 55,900	1,289

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Possis Medical, Inc. 33,500	545
Regal Beloit 56,700	1,154
Robbins & Myers, Inc. 32,900	694
Sauer-Danfoss, Inc. 109,300	1,550
•Sequa Corp., Class A 23,700	1,130
•The Shaw Group, Inc. 115,300	1,574
•SPS Technologies, Inc. 29,800	1,470
Standex International Corp. 27,700	705
Steelcase, Inc., Class A 97,200	1,142
Stewart & Stevenson Services, Inc. 64,800	1,083
Tecumseh Products Co., Class A 41,400	1,697
Tennant Co. 20,100	795
•Terex Corp. 109,600	2,473
Trinity Industries, Inc. 103,050	2,623
•Triumph Group, Inc. 37,000	1,208
Valmont Industries, Inc. 53,900	1,121
Watsco, Inc. 60,900	1,304
Watts Water Technologies, Inc., Class A 64,500	1,146
Woodward Governor Co. 25,800	1,194
▲ York International Corp. 90,500	3,596
	91,619
Railroad & Shipping 0.5%	
Florida East Coast Industries, Class A 83,800	2,491
•Genessee & Wyoming, Inc., Class A 31,900	775
•Kansas City Southern Railway 137,800	1,823
Overseas Shipholding Group 77,000	2,099
Wabtec Corp. 100,121	1,532
	8,720
Real Property 5.7%	
Alexandria Real Estate Equities, Inc. 43,600	2,224
AMLI Residential Properties 40,200	1,023
Anthracite Capital, Inc. 114,200	1,164
Anworth Mortgage Asset Corp. 71,000	997
Bedford Property Investors, Inc. 39,200	1,029

Security and Number of Shares	Mkt. Value ($ x 1,000)
▲ Brandywine Realty Trust 81,600	2,068
Capital Automotive Real Estate Investment Trust 70,300	2,187
Capstead Mortgage Corp. 34,200	457
Colonial Properties Trust 59,500	2,201
Commercial Net Lease Realty 105,500	1,815
Cornerstone Realty Income Trust, Inc. 118,800	982
Corporate Office Properties Trust SBI 66,900	1,294
Crown American Realty Trust 71,200	853
EastGroup Properties, Inc. 41,800	1,218
Entertainment Properties Trust 45,800	1,474
Equity One, Inc. 150,400	2,519
Essex Property Trust, Inc. 51,500	3,084
FelCor Lodging Trust, Inc. 131,000	1,335
Gables Residential Trust 60,800	1,957
Getty Realty Corp. 50,600	1,252
Glenborough Realty Trust, Inc. 63,000	1,228
Glimcher Realty Trust 78,300	1,658
Great Lakes Real Estate Investment Trust 36,700	588
Home Properties of NY, Inc. 64,800	2,495
IMPAC Mortgage Holdings, Inc. 112,100	1,687
Innkeepers USA Trust 83,100	723
Investors Real Estate Trust 78,000	775
• Jones Lang LaSalle, Inc. 73,700	1,404
Keystone Property Trust 48,600	972
Kilroy Realty Corp. 63,600	1,838
Koger Equity, Inc. 48,800	945
Kramont Realty Trust 53,800	924
LaSalle Hotel Properties 42,900	723
Lexington Corp. Properties Trust 79,900	1,532
LNR Property Corp. 45,600	1,865
Manufactured Home Communities, Inc. 50,200	1,908
• Meristar Hospitality Corp. 137,900	942
MFA Mortgage Investments, Inc. 131,100	1,255
Mid-America Apartment Communities, Inc. 44,800	1,407
National Health Investors, Inc. 60,700	1,290
Nationwide Health Properties, Inc. 133,700	2,447

Security and Number of Shares	Mkt. Value ($ x 1,000)
Novastar Financial, Inc. 25,700	1,895
Parkway Properties, Inc. 23,100	1,018
Pennsylvania Real Estate Investment Trust 51,000	1,703
Post Properties, Inc. 84,800	2,239
PS Business Parks, Inc. 49,000	1,847
RAIT Investment Trust 48,600	1,135
Redwood Trust, Inc. 39,100	1,939
Saul Centers, Inc. 36,000	979
Senior Housing Properties Trust 135,100	2,012
SL Green Realty Corp. 76,100	2,751
Sovran Self Storage, Inc. 30,300	1,026
Summit Properties, Inc. 66,300	1,482
Sun Communities, Inc. 42,500	1,549
Tanger Factory Outlet Centers 22,200	896
Taubman Centers, Inc. 112,300	2,264
The Town & Country Trust 38,000	883
• Trammell Crow Co. 83,600	1,138
Universal Health Realty Income 27,900	781
US Restaurant Properties, Inc. 45,700	731
Ventas, Inc. 180,000	3,366
▲ Washington Real Estate Investment Trust 90,200	2,670
	94,043

Retail 4.2%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Alloy, Inc. 88,100	395
• American Eagle Outfitters, Inc. 160,400	2,565
• AnnTaylor Stores Corp. 99,999	3,580
• Blue Rhino Corp. 38,400	445
Burlington Coat Factory Warehouse Corp. 103,340	2,217
Casey's General Stores, Inc. 113,500	1,759
The Cato Corp., Class A 46,500	981
• Central Garden & Pet Co. 39,900	1,104
• Charming Shoppes, Inc. 260,500	1,706
• The Children's Place Retail Stores, Inc. 59,400	1,788
Christopher & Banks Corp. 82,950	2,422
• Cost Plus, Inc. 48,900	2,243
• The Dress Barn, Inc. 69,500	973
• Duane Reade, Inc. 50,900	700

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fred's, Inc. 87,525	3,298
• Genesco, Inc. 51,700	871
• Great Atlantic & Pacific Tea Co. 86,600	541
• Guitar Center, Inc. 53,600	1,745
• The Gymboree Corp. 69,200	1,142
Hancock Fabrics, Inc. 42,500	634
• HOT Topic, Inc. 108,373	3,111
• Insight Enterprises, Inc. 104,850	1,764
• Jo-Ann Stores, Inc., Class A 45,400	1,362
▲• Linens 'N Things, Inc. 101,400	2,993
Longs Drug Stores Corp. 86,300	1,933
• The Men's Wearhouse, Inc. 90,650	2,671
• OfficeMax, Inc. 285,900	2,739
• Pacific Sunwear of California 177,280	4,093
Pep Boys-Manny, Moe & Jack 123,600	2,377
Ruddick Corp. 104,700	1,671
• School Specialty, Inc. 43,200	1,204
• ShopKo Stores, Inc. 66,800	1,034
• Too, Inc. 76,700	1,266
• Tractor Supply Co. 85,400	3,579
• Urban Outfitters, Inc. 87,200	2,909
Weis Markets, Inc. 62,800	2,295
• West Marine, Inc. 42,300	937
• The Wet Seal, Inc., Class A 59,825	658
	69,705

Steel 0.4%

Allegheny Technologies, Inc. 188,100	1,439
Carpenter Technology Corp. 51,500	1,331
Gibraltar Steel Corp. 38,100	915
Quanex Corp. 35,000	1,402
• Steel Dynamics, Inc. 109,800	2,046
	7,133

Telephone 0.9%

• Cincinnati Bell, Inc. 555,300	2,838
• Commonwealth Telephone Enterprises, Inc. 54,100	2,205
• Extreme Networks, Inc. 266,100	2,288
• General Communication, Inc., Class A 129,300	1,275

Security and Number of Shares	Mkt. Value ($ x 1,000)
Inter-Tel, Inc. 58,600	1,476
• Interdigital Communications Corp. 127,100	2,159
• Price Communications Corp. 124,100	1,560
SureWest Communications 32,800	1,308
	15,109

Tobacco 0.3%

DIMON, Inc. 101,600	731
Schweitzer-Mauduit International, Inc. 34,200	910
▲ Universal Corp. 57,100	2,488
Vector Group Ltd. 87,976	1,386
	5,515

Travel & Recreation 1.4%

• Alliance Gaming Corp. 111,900	2,714
• American Classic Voyages Co. 52,800	–
• Argosy Gaming Co. 65,100	1,549
• Aztar Corp. 79,900	1,668
Callaway Golf Co. 171,500	2,787
Central Parking Corp. 75,400	910
• Choice Hotels International, Inc. 81,200	2,681
• Dollar Thrifty Automotive Group, Inc. 56,100	1,469
The Marcus Corp. 70,225	1,050
• Multimedia Games, Inc. 28,500	1,072
• Prime Hospitality Corp. 101,500	924
• Scientific Games Corp., Class A 137,500	1,829
• Shuffle Master, Inc. 37,600	1,145
• Six Flags, Inc. 214,200	1,268
• Vail Resorts, Inc. 65,100	872
• WMS Industries, Inc. 65,200	1,508
	23,446

Trucking & Freight 0.9%

Arkansas Best Corp. 56,900	1,884
• Forward Air Corp. 48,600	1,413
• Knight Transportation, Inc. 85,000	2,139
• Landstar Systems, Inc. 34,400	2,513
• PAM Transportation Services, Inc. 24,700	467

Security and Number of Shares	Mkt. Value ($ x 1,000)
Roadway Corp. 45,600	2,337
USF Corp. 62,200	1,985
• Yellow Corp. 66,200	2,175
	14,913

Utilities: Electric & Gas   3.0%

• Allegheny Energy, Inc. 288,600	3,053
American States Water Co. 35,250	864
• Aquila, Inc. 436,100	1,723
Avista Corp. 111,100	1,889
Black Hills Corp. 71,600	2,303
California Water Service Group 34,300	938
CH Energy Group, Inc. 35,700	1,564
Cleco Corp. 108,000	1,809
• Dynegy, Inc., Class A 848,700	3,403
• El Paso Electric Co. 109,400	1,328
The Empire District Electric Co. 53,400	1,132
▲ Energen Corp. 81,100	2,990
Idacorp, Inc. 86,600	2,351
The Laclede Group, Inc. 44,400	1,259
MGE Energy, Inc. 40,900	1,297
New Jersey Resources Corp. 62,100	2,350
Northwest Natural Gas Co. 58,800	1,705
NUI Corp. 38,800	662
Otter Tail Corp. 58,500	1,561
PNM Resources, Inc. 89,700	2,537
• Sierra Pacific Resources 269,600	1,610
South Jersey Industries 27,900	1,058
• Southern Union Co. 159,673	2,812
Southwest Gas Corp. 77,100	1,741
UIL Holdings Corp. 33,600	1,262
Unisource Energy Corp. 77,380	1,493
▲ Westar Energy, Inc. 164,000	3,277
	49,971

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills 0.85%-0.93%, 12/18/03	150	**150**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares

Collateral Invested for Securities on Loan
7.5% of net assets

Other Investment Companies

Securities Lending Investment Fund 122,374,453	**122,374**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $116,026 of securities of loan)	$1,642,685
Collateral held for securities on loan	122,374
Receivables:	
Fund shares sold	1,708
Dividends	881
Investments sold	4,112
Income from securities on loan	58
Prepaid expenses	+ 36
Total assets	**1,771,854**

Liabilities

Collateral held for securities on loan	122,374
Cash overdraft	785
Payables:	
Fund shares redeemed	2,299
Interest expenses	1
Investments bought	846
Due to broker for futures	10
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	4
Accrued expenses	+ 219
Total liabilities	**126,562**

Net Assets

Total assets	1,771,854
Total liabilities	− 126,562
Net assets	**$1,645,292**

Net Assets by Source

Capital received from investors	1,617,099
Net investment income not yet distributed	7,747
Net realized capital losses	(287,631)
Net unrealized capital gains	308,077

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$886,035		48,632		$18.22
Select Shares®	$759,257		41,603		$18.25

Unless stated, all numbers x 1,000.

The fund paid $1,334,661 for these securities. Not counting short-term obligations and government securities, the fund paid $469,511 for securities during the report period and received $646,990 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had seven open Russell 2000 futures contracts due to expire on December 21, 2003, with an aggregate contract value of $1,849 and net unrealized gains of $53.

Federal Tax Data

Portfolio cost	$1,338,069
Net unrealized gains and losses:	
Gains	$441,758
Losses	+ (137,142)
	$304,616
Net undistributed earnings:	
Ordinary income	$7,747
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$86,072
2011	+ 198,098
	$284,170
Reclassifications:	
Net realized capital losses	$39
Reclassified as:	
Net investment income not yet distributed	($39)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$17,535
Interest	9
Securities on loan	+ 682
Total investment income	**18,226**

An additional $3 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	(194,040)
Net realized gains on futures contracts	+ 61
Net realized losses	**(193,979)**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments	656,430
Net unrealized gains on futures contracts	+ 37
Net unrealized gains	**656,467**

Expenses

Investment adviser and administrator fees	4,169
Transfer agent and shareholder service fees:	
Investor Shares	1,869
Select Shares®	652
Trustees' fees	10
Custodian fees	161
Portfolio accounting fees	220
Professional fees	44
Registration fees	52
Shareholder reports	166
Interest expense	15
Other expenses	+ 17
Total expenses	7,375
Expense reduction	− 523
Net expenses	**6,852**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $337 from the investment adviser (CSIM) and $186 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

Prior to March 1, 2003, these limits were 0.49% and 0.38% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	18,226
Net expenses	− 6,852
Net investment income	**11,374**
Net realized losses	(193,979)
Net unrealized gains	+ 656,467
Increase in net assets from operations	**$473,862**

These add up to a net gain on investments of $462,488.

See financial notes. 77

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$11,374	$13,371
Net realized losses	(193,979)	(78,341)
Net unrealized gains or losses	+ 656,467	(171,545)
Increase or decrease in net assets from operations	**473,862**	**(236,515)**

Distributions Paid

Dividends from Net Investment Income

	11/1/02–10/31/03	11/1/01–10/31/02
Investor Shares	7,507	4,403
Select Shares®	+ 7,345	4,635
Total dividends from net investment income	**14,852**	**9,038**

Distributions from Net Realized Gains

	11/1/02–10/31/03	11/1/01–10/31/02
Investor Shares	–	29,754
Select Shares	+ –	26,290
Total distributions from net realized gains	**–**	**56,044**
Total distributions	**$14,852**	**$65,082**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,678	$101,578	14,769	$243,412
Select Shares	+ 6,760	99,820	14,560	231,836
Total shares sold	**13,438**	**$201,398**	**29,329**	**$475,248**
Shares Reinvested				
Investor Shares	522	$7,085	1,919	$32,335
Select Shares	+ 503	6,844	1,710	28,842
Total shares reinvested	**1,025**	**$13,929**	**3,629**	**$61,177**
Shares Redeemed				
Investor Shares	(12,997)	($188,682)	(12,547)	($192,562)
Select Shares	+ (13,679)	(200,308)	(13,662)	(212,752)
Total shares redeemed	**(26,676)**	**($388,990)**	**(26,209)**	**($405,314)**
Net transactions in fund shares	**(12,213)**	**($173,663)**	**6,749**	**$131,111**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	102,448	$1,359,945	95,699	$1,530,431
Total increase or decrease	+ (12,213)	285,347	6,749	(170,486)
End of period	**90,235**	**$1,645,292**	**102,448**	**$1,359,945**

78   *See financial notes.*

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary Income	$14,852	$9,038
Long-term capital gains	$–	$56,044

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$70	$128
Select Shares	+ 39	+ 65
Total	**$109**	**$193**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $7,747 and $11,264 for the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios®
All Equity Portfolio	6.5%
Growth Portfolio	7.1%
Balanced Portfolio	4.8%
Conservative Portfolio	1.8%

Schwab Annuity Portfolios
Growth Portfolio II	0.3%

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	6/1/99[1]–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	14.35	16.62	22.49	20.87	20.00
Income or loss from investment operations:					
Net investment income	0.16	0.16	0.15	0.16	0.07
Net realized and unrealized gains or losses	3.14	(2.27)	(5.87)	1.56	0.80
Total income or loss from investment operations	3.30	(2.11)	(5.72)	1.72	0.87
Less distributions:					
Dividends from net investment income	(0.17)	(0.16)	(0.15)	(0.10)	–
Net asset value at end of period	17.48	14.35	16.62	22.49	20.87
Total return (%)	23.24	(12.86)	(25.55)	8.23	4.35[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.53	0.40	0.40	0.40[3]	0.40[4]
Gross operating expenses	0.59	0.62	0.65	0.67	0.91[4]
Net investment income	1.18	1.11	0.94	0.76	0.92[4]
Portfolio turnover rate	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	469	263	224	218	136

[1] Commencement of operations.
[2] Not annualized.
[3] The ratio of net operating expenses would have been 0.41% if certain non-routine expenses (proxy fees) had been included.
[4] Annualized.

Financial Highlights

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	6/1/99[1]– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	14.37	16.65	22.52	20.89	20.00
Income or loss from investment operations:					
Net investment income	0.20	0.19	0.18	0.17	0.07
Net realized and unrealized gains or losses	3.14	(2.29)	(5.87)	1.56	0.82
Total income or loss from investment operations	3.34	(2.10)	(5.69)	1.73	0.89
Less distributions:					
Dividends from net investment income	(0.19)	(0.18)	(0.18)	(0.10)	–
Net asset value at end of period	17.52	14.37	16.65	22.52	20.89
Total return (%)	23.50	(12.81)	(25.40)	8.30	4.45[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.36	0.27	0.27	0.27[3]	0.27[4]
Gross operating expenses	0.44	0.47	0.50	0.52	0.74[4]
Net investment income	1.35	1.24	1.07	0.89	1.05[4]
Portfolio turnover rate	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	429	264	257	262	149

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had been included.

[4] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ◆ American Depositary Receipt
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser
- ◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
99.2%	Common Stock	918,872	891,598
0.1%	U.S. Treasury Obligations	310	310
0.0%	Rights	120	7
0.0%	Preferred Stock	3	4
0.0%	Warrants	55	—
99.3%	**Total Investments**	**919,360**	**891,919**
10.9%	Collateral Invested for Securities on Loan	98,169	98,169
(10.2)%	Other Assets and Liabilities, Net		(91,500)
100.0%	**Total Net Assets**		**898,588**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.2% of net assets	
Aerospace/Defense 1.4%	
◗• Aerosonic Corp. 1,000	7
The Boeing Co. 59,300	2,282
Crane Co. 5,000	141
• DRS Technologies, Inc. 1,200	29
EDO Corp. 900	20
Engineered Support Systems, Inc. 1,650	112
• EnPro Industries, Inc. 920	9
• ESCO Technologies, Inc. 1,400	61
• Esterline Technologies Corp. 2,900	64
GenCorp, Inc. 2,500	24
General Dynamics Corp. 13,200	1,105
Goodrich Corp. 8,404	232
Heico Corp., Class A 2,260	27
• Integrated Defense Technologies, Inc. 900	15
Kaman Corp., Class A 1,300	16
• KVH Industries, Inc. 1,300	36
• L-3 Communications Holdings, Inc. 6,600	309
Lockheed Martin Corp. 31,552	1,463
Northrop Grumman Corp. 12,516	1,119
Raytheon Co. 29,900	792
Rockwell Automation, Inc. 13,200	410
Rockwell Collins, Inc. 13,100	360
• SatCon Technology Corp. 900	3
• Teledyne Technologies, Inc. 12,157	200
Textron, Inc. 9,300	462
• Timco Aviation Services, Inc. 80	—
• Transtechnology Corp. 500	3
• Trimble Navigation Ltd. 3,800	105
United Technologies Corp. 35,534	3,009
• Veeco Instruments, Inc. 1,000	25
	12,440
Air Transportation 1.1%	
• AirTran Holdings, Inc. 2,000	32
• Alaska Air Group, Inc. 1,900	55
• AMR Corp. 2,500	33
• ATA Holdings Corp. 1,200	12
• Atlantic Coast Airlines Holdings, Inc. 1,600	18
• Continental Airlines, Inc., Class B 5,000	95
Delta Air Lines, Inc. 8,500	111
• EGL, Inc. 4,150	68
• ExpressJet Holdings, Inc. 3,000	46
FedEx Corp. 28,263	2,141
• Hawk Corp., Class A 1,800	7
• JetBlue Airways Corp. 3,650	210
• Kellstrom Industries, Inc. 600	—
• MAIR Holdings, Inc. 1,100	8
• Mesa Air Group, Inc. 1,300	14
• Northwest Airlines Corp., Class A 3,500	48
Sabre Holdings Corp. 9,901	217

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
SkyWest, Inc. 4,000	74
Southwest Airlines Co. 54,225	1,052
United Parcel Service, Inc., Class B 80,480	5,836
	10,077

Alcoholic Beverages 0.4%

Adolph Coors Co., Class B 2,500	140
Anheuser-Busch Cos., Inc. 59,000	2,906
Brown-Forman Corp., Class B 3,706	313
•Constellation Brands, Inc., Class A 8,800	276
•National Beverage Corp. 3,700	56
	3,691

Apparel 0.5%

Brown Shoe Co., Inc. 3,300	114
The Buckle, Inc. 1,000	22
•Casual Male Corp. 1,100	–
•Coach, Inc. 8,004	284
•Columbia Sportswear Co. 1,850	108
•Finlay Enterprises, Inc. 1,000	15
•Guess?, Inc. 2,700	32
Haggar Corp. 1,200	19
•Hampshire Group Ltd. 1,000	35
Jones Apparel Group, Inc. 12,156	419
K-Swiss, Inc., Class A 1,200	53
Kellwood Co. 2,900	108
Kenneth Cole Productions, Inc., Class A 3,100	92
Liz Claiborne, Inc. 18,600	686
•Maxwell Shoe Co., Inc., Class A 1,000	16
Nike, Inc., Class B 20,700	1,323
Oshkosh B'Gosh, Inc., Class A 1,200	26
Phillips-Van Heusen Corp. 1,800	31
Polo Ralph Lauren Corp. 3,500	106
•Quiksilver, Inc. 2,000	34
Reebok International Ltd. 8,000	312
Russell Corp. 2,600	48
Saucony, Inc., Class B 1,900	31
•Skechers USA, Inc., Class A 6,500	49
•Stage Stores, Inc. 1,200	34
•Steven Madden Ltd. 1,800	39
Stride Rite Corp. 2,900	35

Security and Number of Shares	Mkt. Value ($ x 1,000)
Superior Uniform Group, Inc. 1,600	25
Tandy Brands Accessories, Inc. 1,000	15
•Tarrant Apparel Group 1,700	7
•Timberland Co., Class A 1,400	73
•Unifi, Inc. 1,900	9
VF Corp. 15,000	637
Wolverine World Wide, Inc. 5,200	105
	4,942

Automotive Products / Motor Vehicles 1.3%

A.O. Smith Corp., Class B 1,300	41
•Aftermarket Technology Corp. 4,300	51
•American Axle & Manufacturing Holdings, Inc. 5,300	183
ArvinMeritor, Inc. 4,900	82
Bandag, Inc. 3,200	117
BorgWarner, Inc. 2,700	215
Carlisle Cos., Inc. 3,600	206
Cascade Corp. 4,400	105
•Collins & Aikman Corp. 1,400	4
Cooper Tire & Rubber Co. 6,400	126
Cummins, Inc. 1,400	66
Dana Corp. 40,800	664
Danaher Corp. 9,500	787
Delphi Corp. 26,600	237
Donaldson Co., Inc. 1,900	109
•Dura Automotive Systems, Inc., Class A 12,100	117
Eaton Corp. 6,300	632
Federal Screw Works 250	8
Ford Motor Co. 131,736	1,598
General Motors Corp. 39,386	1,681
•General Motors Corp., Class H 80,182	1,317
Gentex Corp. 2,300	90
Genuine Parts Co. 8,000	255
•Goodyear Tire & Rubber Co. 6,500	45
•Group 1 Automotive, Inc. 1,400	50
Harley-Davidson, Inc. 22,500	1,067
•Keystone Automotive Industries, Inc. 1,800	45
•Lear Corp. 5,800	337
Lithia Motors, Inc., Class A 700	17
Magna International, Inc., Class A 459	37
•MarineMax, Inc. 800	15
•Midas, Inc. 1,300	17

Security and Number of Shares	Mkt. Value ($ x 1,000)
Modine Manufacturing Co. 3,700	95
•Monaco Coach Corp. 1,200	29
•Monro Muffler Brake, Inc. 700	23
Myers Industries, Inc. 2,346	29
•Navistar International Corp. 1,900	77
Oshkosh Truck Corp. 4,500	206
Polaris Industries, Inc. 1,600	137
•Rush Enterprises, Inc., Class A 500	4
•Rush Enterprises, Inc., Class B 500	5
Sonic Automotive, Inc. 1,400	32
Standard Motor Products, Inc. 2,000	22
•Stoneridge, Inc. 1,700	23
Superior Industries International, Inc. 800	34
•TBC Corp. 1,100	30
Thor Industries, Inc. 1,000	64
Titan International, Inc. 800	1
•Tower Automotive, Inc. 2,300	9
•United Auto Group, Inc. 1,000	26
•United Defense Industries, Inc. 900	29
•UQM Technologies, Inc. 1,500	5
Visteon Corp. 5,451	35
Winnebago Industries, Inc. 1,300	76
	11,312

Banks 7.7%

Security and Number of Shares	Mkt. Value ($ x 1,000)
ABC Bancorp 1,500	25
Abigail Adams National Bancorp 500	9
Alabama National Bancorp 1,600	84
AmSouth Bancorp. 25,903	612
Anchor Bancorp Wisconsin, Inc. 3,100	77
Arrow Financial Corp. 963	26
Associated Banc-Corp. 5,146	212
BancFirst Corp. 500	27
Bancorpsouth, Inc. 4,612	108
Bank Mutual Corp. 3,669	43
Bank of America Corp. 109,200	8,270
Bank of Hawaii Corp. 3,500	138
The Bank of New York Co., Inc. 54,500	1,700
Bank One Corp. 80,700	3,426
BankAtlantic Bancorp, Inc., Class A 2,200	37
Banknorth Group, Inc. 6,974	218
BB&T Corp. 38,386	1,484

Security and Number of Shares	Mkt. Value ($ x 1,000)
Berkshire Bancorp, Inc. 1,200	55
Boston Private Financial Holdings, Inc. 2,129	54
Brookline Bancorp, Inc. 2,405	36
Bryn Mawr Bank Corp. 1,400	33
BSB Bancorp, Inc. 900	28
Camden National Corp. 700	21
Capital City Bank Group, Inc. 1,500	58
•Capital Crossing Bank 1,000	38
Capitol Bancorp Ltd. 1,500	40
Capitol Federal Financial 4,420	164
Cascade Bancorp 2,124	40
Cavalry Bancorp, Inc. 500	9
CCBT Financial Cos., Inc. 200	5
•Central Coast Bancorp 1,331	23
Century Bancorp, Inc., Class A 800	28
Chemical Financial Corp. 1,318	46
Chittenden Corp. 1,818	59
Citizens Banking Corp. Michigan 2,090	61
Citizens South Banking Corp. 1,000	15
City Holding Co. 1,800	61
City National Corp. 3,100	187
The Colonial BancGroup, Inc. 4,600	72
Columbia Bancorp 700	19
Columbia Banking Systems, Inc. 1,859	36
Comerica, Inc. 13,496	695
Commerce Bancorp, Inc. N.J. 3,060	148
Commerce Bancshares, Inc. 11,518	552
Community Bank System, Inc. 700	34
Community First Bankshares, Inc. 2,000	54
Community Trust Bancorp, Inc. 2,056	66
Compass Bancshares, Inc. 11,400	431
Connecticut Bancshares, Inc. 700	36
Corus Bankshares, Inc. 500	29
Cullen/Frost Bankers, Inc. 3,300	128
Dime Community Bancshares, Inc. 2,250	63
Doral Financial Corp. 4,600	232
Exchange National Bancshares, Inc. 750	27
Fifth Third Bancorp 40,588	2,353
First Bancorp Puerto Rico 2,100	70
First Busey Corp., Class A 1,000	27
First Charter Corp. 3,500	72

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
First Citizens BancShares, Inc., Class A 300	34
First Commonwealth Financial Corp. 2,100	29
First Essex Bancorp, Inc. 700	38
First Federal Capital Corp. 2,500	55
First Financial Bancorp 1,839	31
First Financial Bancshares, Inc. 1,500	63
First M & F Corp. 1,000	37
First Merchants Corp. 1,041	28
First Midwest Bancorp, Inc. Illinois 3,125	97
First Niagra Financial Group, Inc. 3,104	44
First Oak Brook Bancshares, Inc. 1,500	43
First of Long Island Corp. 2,000	83
First Republic Bank 1,300	47
First Tennessee National Corp. 10,800	490
Firstfed America Bancorp, Inc. 2,000	51
•FirstFed Financial Corp. 2,900	131
FirstMerit Corp. 4,800	124
FleetBoston Financial Corp. 76,277	3,081
FNB Corp. 2,639	87
Franklin Financial Corp. Tennessee 700	22
Frontier Financial Corp. 700	22
Fulton Financial Corp. 5,150	106
GA Financial, Inc. 1,100	31
Gold Banc Corp., Inc. 1,400	18
Great Southern Bancorp, Inc. 700	28
Greater Bay Bancorp 2,906	78
Hancock Holding Co. 1,050	60
Harbor Florida Bancshares, Inc. 1,100	30
Harleysville National Corp. 1,102	33
Hibernia Corp., Class A 16,900	382
Home Federal Bancorp 800	22
Horizon Financial Corp. 2,156	38
◆HSBC Holdings PLC 13,000	976
Hudson City Bancorp, Inc. 19,100	660
Hudson United Bancorp 5,740	208
Huntington Bancshares, Inc. 13,290	288
Independent Bank Corp. 1,000	29
Integra Bank Corp. 1,225	26
Interchange Financial Services Corp. 1,050	26
•Internet Capital Group, Inc. 7,000	3

Security and Number of Shares	Mkt. Value ($ x 1,000)
Irwin Financial Corp. 3,700	104
J.P. Morgan Chase & Co. 145,580	5,226
KeyCorp, Inc. 29,300	828
Lakeland Financial Corp. 1,100	40
M&T Bank Corp. 8,962	842
MAF Bancorp., Inc. 700	29
Main Street Banks, Inc. 1,000	26
MainSource Financial Group, Inc. 1,000	28
Marshall & Ilsley Corp. 16,150	579
MASSBANK Corp. 1,500	61
Mellon Financial Corp. 30,300	905
Mercantile Bankshares Corp. 5,574	236
Merchants Bancshares, Inc. 750	21
Mid-State Bancshares 3,500	85
Midwest Banc Holdings, Inc. 1,300	31
•Movie Gallery, Inc. 1,525	32
Nara Bancorp, Inc. 2,000	45
National City Corp. 44,100	1,440
National Commerce Financial Corp. 11,650	320
National Penn Bancshares, Inc. 906	27
NBT Bancorp., Inc. 1,400	29
Net.B@nk, Inc. 3,300	45
NewMil Bancorp, Inc. 1,000	26
North Fork Bancorp., Inc. 7,300	285
North Valley Bancorp 1,500	24
Northern Trust Corp. 15,500	720
OceanFirst Financial Corp. 1,050	27
Old National Bancorp. 3,283	73
Omega Financial Corp. 1,000	36
Oriental Financial Group 1,375	35
Pacific Crest Capital, Inc. 1,000	26
Park National Corp. 805	94
Patriot Bank Corp. 550	12
Pennfed Finance Services, Inc. 2,000	63
Peoples Bank-Bridgeport 2,500	82
Peoples Financial Corp. 3,000	49
PFF Bancorp, Inc. 1,120	42
PNC Financial Services Group, Inc. 19,700	1,055
Popular, Inc. 13,400	603
Progress Financial Corp. 1,365	42
Prosperity Bancshares, Inc. 2,400	55

Security and Number of Shares		Mkt. Value ($ x 1,000)
Provident Bankshares Corp.	2,382	74
Provident Financial Group, Inc.	2,100	62
•Quaker City Bancorp, Inc.	1,250	53
Regions Financial Corp.	16,900	621
Republic Bancorp, Inc.	5,154	75
Republic Bancorp, Inc., Class A	1,500	30
Riggs National Corp.	2,000	33
S&T Bancorp, Inc.	1,400	42
•S1 Corp.	12,930	105
Sandy Spring Bancorp, Inc.	2,900	105
Seacoast Banking Corp. of Florida	1,980	35
Second Bancorp., Inc.	900	25
Shore Bancshares, Inc.	500	19
•Silicon Valley Bancshares	2,200	77
Simmons First National Corp., Class A	1,000	26
Sky Financial Group, Inc.	4,376	107
The South Financial Group, Inc.	3,000	78
SouthTrust Corp.	23,554	750
Southwest Bancorp of Texas, Inc.	1,500	54
Southwest Bancorp, Inc.	3,300	52
St. Francis Capital Corp.	1,200	40
State Bancorp, Inc.	840	17
State Street Corp.	23,000	1,204
Sterling Bancorp	1,523	45
Sterling Bancshares, Inc.	2,100	24
•Sterling Financial Corp.	847	27
Suffolk Bancorp	2,400	84
•Sun Bancorp, Inc. N.J.	3,150	74
SunTrust Banks, Inc.	20,200	1,355
Susquehanna Bancshares, Inc.	2,700	68
SY Bancorp, Inc.	1,400	28
Synovus Financial Corp.	18,700	516
TCF Financial Corp.	4,300	224
Texas Regional Bancshares, Inc., Class A	1,551	56
Timberland Bancorp, Inc.	1,000	24
Tompkins Trustco, Inc.	770	37
TriCo Bancshares	200	6
The Trust Co. of New Jersey	3,000	94
Trustco Bank Corp.	2,857	37
Trustmark Corp.	4,300	122
U.S. Bancorp	137,631	3,746

Security and Number of Shares		Mkt. Value ($ x 1,000)
UCBH Holdings, Inc.	2,200	79
UMB Financial Corp.	1,787	89
Umpqua Holdings Corp.	343	7
Union Bankshares Corp.	700	22
Union Planters Corp.	15,950	531
UnionBanCal Corp.	22,600	1,224
United Bankshares, Inc.	1,900	58
United Community Financial Corp.	1,900	21
United National Bancorp.	1,230	43
Unizan Financial Corp.	1,371	28
USB Holding Co., Inc.	1,777	33
Valley National Bancorp	6,435	188
Wachovia Corp.	95,036	4,359
Washington Trust Bancorp, Inc.	1,000	28
Wells Fargo & Co.	120,381	6,780
WesBanco, Inc.	3,200	85
West Coast Bancorp	1,200	25
Westamerica Bancorp.	1,700	85
WestCorp., Inc.	2,207	83
Whitney Holding Corp.	1,950	74
Wilmington Trust Corp.	3,200	108
Wintrust Financial Corp.	1,800	78
WSFS Financial Corp.	1,000	43
Zions Bancorp.	5,200	319
		69,349

Business Machines & Software 8.3%

•3Com Corp.	17,900	129
•3D Systems Corp.	1,400	13
•Adaptec, Inc.	5,700	49
Adobe Systems, Inc.	17,500	767
•Advanced Digital Information Corp.	2,600	42
Analogic Corp.	5,200	227
•Andersen Group, Inc.	1,400	7
•Apple Computer, Inc.	18,700	428
•Arbitron, Inc.	2,120	84
•Artesyn Technologies, Inc.	1,100	9
•Ascential Software Corp.	2,912	65
Autodesk, Inc.	8,400	162
•Avici Systems, Inc.	375	2
•Avocent Corp.	13,963	528

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• BEA Systems, Inc. 27,900	388
Black Box Corp. 5,200	224
• BMC Software, Inc. 19,000	330
• Borland Software Corp. 3,000	27
• Cisco Systems, Inc. 511,969	10,741
• Cognitronics Corp. 2,600	7
• Compuware Corp. 19,900	112
• Comverse Technology, Inc. 13,400	242
• Concerto Software, Inc. 1,100	13
• Concurrent Computer Corp. 3,000	14
• CoSine Communications, Inc. 730	5
• Dell, Inc. 186,800	6,747
Diebold, Inc. 5,300	302
• Digital Lightwave, Inc. 1,300	1
• EMC Corp. 164,834	2,281
• Enterasys Networks, Inc. 8,500	33
Fair Isaac Corp. 5,163	329
• Flow International Corp. 900	3
• Foundry Networks, Inc. 4,300	100
• Gadzoox Networks, Inc. 600	—
• Gateway, Inc. 11,800	59
• General Binding Corp. 500	7
• Hanger Orthopedic Group, Inc. 5,400	92
Hewlett-Packard Co. 218,916	4,884
IKON Office Solutions, Inc. 8,500	71
• Imagistics International, Inc. 2,840	91
• Immersion Corp. 800	5
• Input/Output, Inc. 3,400	14
• Integrated Device Technology, Inc. 4,200	66
• Intergraph Corp. 9,700	253
• Interland, Inc. 510	4
❾ International Business Machines Corp. 125,850	11,261
• InterVoice, Inc. 1,678	17
• Invision Technologies, Inc. 1,500	41
• Iomega Corp. 12,400	68
• Juniper Networks, Inc. 13,600	245
Landamerica Financial Group, Inc. 5,800	290
• Lantronix, Inc. 1,900	2
• Lexmark International, Inc., Class A 10,900	802
• LTX Corp. 1,900	27

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Maxtor Corp. 14,748	202
• McData Corp., Class A 2,617	27
Microchip Technology, Inc. 13,975	457
• Micromuse, Inc. 2,900	23
• MICROS Systems, Inc. 5,500	223
▲❷ Microsoft Corp. 786,660	20,571
• MIPS Technology, Inc., Class A 1,100	5
• MSC.Software Corp. 1,800	19
• NCR Corp. 11,900	428
• Network Appliance, Inc. 13,500	333
• Novell, Inc. 25,600	150
• Oracle Corp. 381,900	4,568
• PalmOne, Inc. 1,569	22
• PalmSource, Inc. —	—
Pitney Bowes, Inc. 17,000	699
• Precis, Inc. 1,200	5
• Printronix, Inc. 2,400	34
• Rainbow Technologies, Inc. 5,000	62
• Read-Rite Corp. 1,180	—
• Roxio, Inc. 724	7
• Sandisk Corp. 5,500	443
• Scansource, Inc. 600	26
• Seagate Escrow Security 7,500	2
• Siebel Systems, Inc. 18,100	228
• Silicon Graphics, Inc. 4,800	5
• SoftBrands, Inc. 671	1
• Storage Technology Corp. 14,400	347
• StorageNetworks, Inc. 2,100	4
• Sun Microsystems, Inc. 226,230	896
• Sybase, Inc. 19,036	341
• Tech Data Corp. 2,800	92
• The Titan Corp. 6,381	135
Total System Services, Inc. 13,800	381
• Ultimate Electronics, Inc. 400	4
• Unisys Corp. 23,100	355
• Vitria Technology, Inc. 925	5
• Xerox Corp. 57,200	601
	74,411

Business Services 5.1%

• 4Kids Entertainment, Inc. 1,000	24
Aaron Rents, Inc., Class A 1,650	34
ABM Industries, Inc. 2,400	37

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Actuate Corp. 2,300	8
•Administaff, Inc. 2,800	32
•Advent Software, Inc. 1,600	29
•The Advisory Board Co. 1,000	36
Advo, Inc. 2,700	121
•Aether Systems, Inc. 1,100	5
•Affiliated Computer Services, Inc., Class A 9,500	465
•Affymetrix, Inc. 2,300	59
•Agile Software Corp. 1,900	21
•Akamai Technologies, Inc. 4,038	32
•The Allied Defense Group, Inc. 500	10
•Allied Waste Industries, Inc. 14,300	161
Ambassadors International, Inc. 1,700	22
•America Online Latin America, Inc., Class A 2,500	6
•American Locker Group, Inc. 500	6
•American Management Systems, Inc. 4,200	62
•American Superconductor Corp. 700	7
•AMN Healthcare Services, Inc. 1,610	24
•Analysts International Corp. 2,400	7
Angelica Corp. 1,000	21
•Ansoft Corp. 2,300	27
•answerthink, Inc. 1,700	9
•Ansys, Inc. 1,700	61
•Anteon International Corp. 2,000	68
•Apollo Group, Inc., Class A 12,050	766
•Applied Molecular Evolution, Inc. 2,100	26
•Aramark Corp., Class B 6,800	182
•Arena Pharmaceuticals, Inc. 800	6
•Ariba, Inc. 9,200	30
•Art Technology Group, Inc. 2,200	4
•Artistdirect, Inc. 1,000	—
•Ask Jeeves, Inc. 1,900	36
•Aspen Technology, Inc. 1,000	8
•At Road, Inc. 4,400	57
•Atari, Inc. 1,600	6
Automatic Data Processing, Inc. 42,600	1,608
•Barra, Inc. 3,250	124
•BearingPoint, Inc. 7,100	67
•BindView Development Corp. 1,700	4
•The BISYS Group, Inc. 6,000	86

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Blue Coat Systems, Inc. 340	6
•Blue Martini Software, Inc. 285	1
•Bottomline Technologies, Inc. 500	4
Bowne & Co., Inc. 1,700	26
•Braun Consulting, Inc. 1,300	3
•Bright Horizons Family Solutions, Inc. 1,300	56
The Brink's Co. 5,600	112
•BroadVision, Inc. 1,090	5
•Brocade Communications Systems, Inc. 9,500	62
•BSQUARE Corp. 1,600	3
•CACI International, Inc., Class A 4,100	203
•Career Education Corp. 8,614	461
•Carreker Corp. 1,200	12
•Casella Waste Systems, Inc., Class A 2,500	31
•Catalina Marketing Corp. 2,900	51
•Catapult Communications Corp. 1,600	22
CDI Corp. 1,200	39
CDW Corp. 6,800	408
•Cell Genesys, Inc. 1,500	19
•Cendant Corp. 74,220	1,516
•Centra Software, Inc. 2,400	7
•Ceridian Corp. 19,500	410
•Cerner Corp. 1,700	72
Certegy, Inc. 4,150	140
•Charles River Associates, Inc. 2,500	77
•Checkfree Corp. 5,400	149
•Chindex International, Inc. 1,100	25
•ChoicePoint, Inc. 3,400	119
•Chordiant Software, Inc. 1,100	5
•Ciber, Inc. 1,900	18
Cintas Corp. 12,850	548
•Citrix Systems, Inc. 20,000	506
•Clarent Corp. 1,545	—
•Clarus Corp. 1,200	9
•Click Commerce, Inc. 320	2
•Closure Medical Corp. 3,400	105
•Cognizant Technology Solutions Corp. 5,300	241
•Com21, Inc. 1,400	—
•Comarco, Inc. 500	4

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Commerce One, Inc. 730	1
Computer Associates International, Inc. 42,226	993
• Computer Sciences Corp. 13,238	524
• Concord Communications, Inc. 1,600	29
• Concord EFS, Inc. 34,300	367
• Connetics Corp. 3,400	61
• Convergys Corp. 10,500	169
• Copart, Inc. 6,550	82
• Corillian Corp. 2,000	13
• Corinthian Colleges, Inc. 4,600	285
• Corio, Inc. 1,400	4
• Cornell Cos., Inc. 2,100	30
• Corporate Executive Board Co. 2,700	138
• Correctional Services Corp. 2,000	5
• CoStar Group, Inc. 800	30
Courier Corp. 2,800	153
• Covansys Corp. 2,500	24
• Credit Acceptance Corp. 2,400	28
• Cross Country Healthcare, Inc. 1,600	22
• Cross Media Marketing Corp. 1,391	—
• CSG Systems International, Inc. 2,900	33
• CuraGen Corp. 2,100	13
• CycleLogic, Inc. 2	—
• Cysive, Inc. 1,000	3
• D&B Corp. 16,000	745
• Daleen Technologies, Inc. 800	—
• Datastream Systems, Inc. 1,300	10
Deluxe Corp. 3,800	153
• Dendrite International, Inc. 1,100	17
• DeVry, Inc. 4,800	116
• Digex, Inc. 1,800	2
• Digimarc Corp. 1,000	17
• Digital Insight Corp. 2,300	48
• Digital River, Inc. 2,100	57
• Digitalthink, Inc. 1,300	3
• Digitas, Inc. 1,500	13
• Diversa Corp. 1,100	9
• Divine, Inc., Class A 161	—
• Docent, Inc. 633	3
• Documentum, Inc. 4,300	128
• DoubleClick, Inc. 8,237	69
• DST Systems, Inc. 8,100	306

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Dyax Corp. 2,000	10
• E.piphany, Inc. 2,100	15
• Earthlink, Inc. 7,350	67
• eBay, Inc. 45,424	2,541
• Echelon Corp. 1,200	16
• Eclipsys Corp. 1,800	21
• Edgewater Technology, Inc. 767	4
• Edison Schools, Inc. 1,900	3
• Education Management Corp. 1,700	107
• eFunds Corp. 2,502	40
Electronic Data Systems Corp. 34,100	731
• eLoyalty Corp. 190	1
• Embarcadero Technologies, Inc. 2,900	37
• Encysive Pharmaceuticals, Inc. 2,600	16
• Engage, Inc. 4,900	—
Ennis Business Forms, Inc. 4,500	65
• Entrust, Inc. 2,800	13
• EPIQ Systems, Inc. 1,550	26
• ePresence, Inc. 2,700	11
Equifax, Inc. 9,300	227
• EXE Technologies, Inc. 371	3
• Exelixis, Inc. 1,800	13
• Exponent, Inc. 3,000	63
• Exult, Inc. 4,100	33
• Ezenia!, Inc. 1,000	—
• F5 Networks, Inc. 3,300	83
Factset Research Systems, Inc. 2,500	109
• Falcon Products, Inc. 1,500	9
• FalconStor Software, Inc. 1,200	9
• Fargo Electronics, Inc. 2,000	28
• FileNet Corp. 3,800	102
• First Consulting Group, Inc. 1,800	10
First Data Corp. 53,500	1,910
• Firstwave Technologies, Inc. 1,000	6
• Fiserv, Inc. 12,800	452
• Five Star Quality Care, Inc. 135	—
• Forrester Research, Inc. 1,600	27
• Freemarkets, Inc. 3,300	21
Friedman Billings Ramsey Group, Inc., Class A 8,180	163
• FTI Consulting, Inc. 2,700	54
G&K Services, Inc., Class A 1,200	40
• Gartner, Inc., Class B 8,051	98

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Genaissance Pharmaceuticals, Inc. 1,800	5
•Genencor International, Inc. 14,000	214
•Genesis Health Ventures, Inc. 12,500	336
•GenesisIntermedia, Inc. 1,200	—
•Gentiva Health Services, Inc. 750	9
•Genuity, Inc., Class A 280	—
•Geoworks Corp. 800	—
•Global Imaging Systems, Inc. 2,100	61
Global Payments, Inc. 8,520	355
•GP Strategies Corp. 1,500	11
Grey Global Group, Inc. 200	134
GTECH Holdings Corp. 4,700	210
H&R Block, Inc. 21,300	1,003
•HA-LO Industries, Inc. 2,100	—
•Hall, Kinion & Associates, Inc. 900	4
•Heidrick & Struggles International, Inc. 3,100	61
•Hewitt Associates, Inc., Class A 7,000	180
•Hudson Highland Group, Inc. 360	8
•Hyperion Solutions Corp. 2,850	95
•I-Many, Inc. 1,300	1
•iBEAM Broadcasting Corp. 290	—
•ICOS Corp. 2,700	126
•ICT Group, Inc. 500	7
•Identix, Inc. 1,600	9
•IDT Corp. 1,700	32
•IDX Systems Corp. 1,500	39
•iGate Corp. 1,300	7
IMS Health, Inc. 16,300	384
•InFocus Corp. 1,600	11
•Infonet Services Corp., Class B 11,200	27
•Informatica Corp. 6,700	73
•Information Resources, Inc. 2,500	12
•Inforte Corp. 3,700	35
•Infospace, Inc. 3,872	101
•infoUSA, Inc. 2,300	19
•Innodata Corp. 2,400	7
•Interactive Intelligence, Inc. 1,000	3
•Intercept, Inc. 1,500	15
•Internap Network Services Corp. 4,600	5
•Internet Security Systems 4,600	75
•Interpublic Group of Cos., Inc. 16,644	248
•Interwoven, Inc. 3,700	14

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Intrado, Inc. 1,100	20
•Intuit, Inc. 14,215	710
•Invitrogen Corp. 3,629	231
•Iron Mountain, Inc. 6,525	250
•The IT Group, Inc. 1,900	—
•ITT Educational Services, Inc. 6,000	299
Jack Henry & Associates, Inc. 6,300	126
Jacobs Engineering Group, Inc. 3,800	176
•JDA Software Group, Inc. 2,000	43
John H. Harland Co. 3,500	95
•Kana Software, Inc. 528	2
•Keane, Inc. 3,960	52
•Keith Cos., Inc. 3,000	37
Kelly Services, Inc., Class A 3,200	78
•Kinder Morgan Management LLC 3,102	118
•Korn/Ferry International 1,100	10
•Kroll, Inc. 1,900	44
•Kronos, Inc. 1,250	75
•Lamar Advertising Co. 3,200	97
•Learning Tree International, Inc. 1,400	25
•Liberate Technologies 5,900	20
•Lightbridge, Inc. 2,200	21
•LookSmart Ltd. 2,400	4
•Luminex Corp. 800	7
•Macrovision Corp. 3,100	68
•Magma Design Automation, Inc. 1,700	41
•Management Network Group, Inc. 2,400	7
•Manhattan Associates, Inc. 1,300	36
Manpower, Inc. 5,200	241
•Manugistics Group, Inc. 2,300	17
•MAPICS, Inc. 1,000	11
•Mapinfo Corp. 525	5
•Marimba, Inc. 2,000	10
•Matria Healthcare, Inc. 1,200	20
•Matrixone, Inc. 1,700	9
•MAXIMUS, Inc. 1,700	59
•Maxygen, Inc. 1,500	14
•MCSi, Inc. 1,248	—
•Mechanical Technology, Inc. 1,800	12
•Media Arts Group, Inc. 2,000	5
•Medical Staffing Network Holdings, Inc. 1,300	10
•MemberWorks, Inc. 4,500	130

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Mentor Graphics Corp. 5,700	95
•Mercury Interactive Corp. 3,300	153
•Meta Group, Inc. 1,100	7
•MetaSolv, Inc. 2,800	6
•Metricom, Inc. 1,400	—
•Metro One Telecommunications 4,400	12
•Michael Baker Corp. 500	5
•MicroStrategy, Inc., Class A 856	47
•Microvision, Inc. 900	6
•Millenium Cell, Inc. 2,200	7
•Mindspeed Technologies, Inc. 3,598	18
•Moldflow Corp. 300	3
•Monster Worldwide, Inc. 4,800	122
•MPS Group, Inc. 8,100	77
•MRO Software, Inc. 3,900	49
•Multi-Color Corp. 500	12
•Napro Biotheraputics, Inc. 1,200	2
•Nassda Corp. 500	4
National Instruments Corp. 2,050	87
•National Processing, Inc. 3,200	71
Nautilus Group, Inc. 1,625	25
•Navigant Consulting, Inc. 2,500	41
•NCO Group, Inc. 1,761	42
NDCHealth Corp. 1,900	50
•Neoforma, Inc. 1,500	24
•Neon Systems, Inc. 2,400	12
•NeoRx Corp. 400	2
•Netcentives, Inc. 2,000	—
•Netegrity, Inc. 1,500	18
•NetIQ Corp. 7,704	94
•Netratings, Inc. 3,000	31
•Netscout Systems, Inc. 1,800	10
•NetScreen Technologies, Inc. 1,400	37
•Netsolve, Inc. 1,600	13
•Network Associates, Inc. 11,945	166
•Network Commerce, Inc. 140	—
New England Business Service, Inc. 2,300	67
Newcastle Investment Corp. 2,200	51
•NMS Communications Corp. 1,500	6
•Nuance Communications, Inc. 1,000	7
•NYFIX, Inc. 750	6
Omnicom Group, Inc. 14,300	1,141

Security and Number of Shares	Mkt. Value ($ x 1,000)
•On Assignment, Inc. 1,700	9
•OneSource Information Services, Inc. 3,800	38
•Onyx Software Corp. 350	2
•Openwave Systems, Inc. 2,771	36
•Opnet Technologies, Inc. 1,100	15
•Opsware, Inc. 800	7
•Option Care, Inc. 1,500	15
•Orbital Sciences Corp. 2,600	24
•Orchid BioSciences, Inc. 1,400	2
•Pac-West Telecomm, Inc. 1,900	5
•Packeteer, Inc. 1,100	19
•Paradigm Genetics, Inc. 400	—
•Parametric Technology Corp. 9,700	30
•Paxar Corp. 2,300	28
Paychex, Inc. 27,400	1,066
•PC-Tel, Inc. 1,400	14
•PDI, Inc. 400	9
•Pec Solutions, Inc. 1,000	15
•Pegasus Solutions, Inc. 3,900	43
•PeopleSoft, Inc. 18,593	386
•Per-Se Technologies, Inc. 10,000	136
•Peregrine Systems, Inc. 7,015	3
•Perot Systems Corp., Class A 4,600	49
•Phoenix Technologies Ltd. 1,300	9
•Pixar, Inc. 2,600	179
•PLATO Learning, Inc. 1,433	15
•Polycom, Inc. 6,700	134
•Pomeroy IT Solutions, Inc. 2,100	30
•Portal Software, Inc. 1,220	20
•Pre-Paid Legal Services, Inc. 1,100	30
•PRG-Schultz International, Inc. 2,500	12
•Priceline.com, Inc. 1,483	42
•Progress Software Corp. 4,200	93
•ProQuest Co. 1,700	50
•ProsoftTraining 900	—
•Pumatech, Inc. 1,500	10
•QRS Corp. 1,450	15
•Quality Systems, Inc. 900	43
•Quest Software, Inc. 5,000	75
•Quintus Corp. 1,500	—
Quixote Corp. 1,300	31
•Quovadx, Inc. 2,600	14

Security and Number of Shares	Mkt. Value ($ x 1,000)
•R.H. Donnelley Corp. 2,000	86
•Radiant Systems, Inc. 1,300	9
•RealNetworks, Inc. 6,000	40
•Red Hat, Inc. 7,100	107
•Redback Networks, Inc. 5,600	2
•Register.com 1,296	6
•RemedyTemp, Inc., Class A 1,200	14
•Renaissance Learning, Inc. 2,100	53
Republic Services, Inc. 17,700	412
•Resources Connection, Inc. 600	15
•Retek, Inc. 3,843	39
The Reynolds & Reynolds Co., Class A 5,000	136
•Right Management Consultants, Inc. 4,625	83
•Robert Half International, Inc. 7,500	177
•Ross Systems, Inc. 1,000	19
Roto-Rooter, Inc. 1,200	42
RPC, Inc. 900	9
•RSA Security, Inc. 5,000	65
•Rural Cellular Corp., Class A 1,200	12
•Saba Software, Inc. 500	2
•SafeNet, Inc. 900	30
•Sagent Technology, Inc. 1,500	–
•Sanchez Computer Associates, Inc. 1,800	7
•Sapient Corp. 3,600	20
•Seachange International, Inc. 850	13
•Secure Computing Corp. 3,200	46
•Seebeyond Technology Corp. 3,100	11
•Selectica, Inc. 1,900	8
•Sequenom, Inc. 1,600	5
•Serena Software, Inc. 2,100	36
The ServiceMaster Co. 20,400	234
•SFBC International, Inc. 1,000	29
•Sirius Satellite Radio, Inc. 1,200	3
•Sitel Corp. 2,800	5
◆•Skillsoft PLC 4,971	40
•Sonic Foundry, Inc. 600	1
•SONICblue, Inc. 2,600	–
•SonicWALL, Inc. 4,900	40
•SourceCorp 1,100	26
Spartech Corp. 1,700	39
•Spherion Corp. 1,830	16

Security and Number of Shares	Mkt. Value ($ x 1,000)
•SportsLine.com, Inc. 2,300	3
•SPSS, Inc. 700	13
SS&C Technologies, Inc. 7,400	163
The Standard Register Co. 4,100	72
Startek, Inc. 1,400	46
•Stericycle, Inc. 2,200	102
•Stratasys, Inc. 900	43
Strayer Education, Inc. 700	69
•Sungard Data Systems, Inc. 20,900	586
•SupportSoft, Inc. 2,300	28
•Sycamore Networks, Inc. 18,200	91
•Sylvan Learning Systems, Inc. 2,200	62
•Symantec Corp. 14,200	946
•Symyx Technologies, Inc. 1,300	27
•Synopsys, Inc. 10,684	339
•Synplicity, Inc. 1,200	8
Syntel, Inc. 2,500	62
•Systems & Computer Technology Corp. 3,400	50
Talx Corp. 1,700	37
•Telecommunication Systems, Inc., Class A 1,300	7
•TeleTech Holdings, Inc. 5,000	33
•Tetra Tech, Inc. 12,031	270
•Tetra Technologies, Inc. 1,200	27
•TIBCO Software, Inc. 8,500	55
•Tier Technologies, Inc., Class B 500	5
•Transaction Systems Architects, Inc., Class A 5,200	104
•TransAxis, Inc. 17	–
•TRC Cos., Inc. 1,350	24
•Trizetto Group, Inc. 3,400	23
•Tularik, Inc. 2,100	26
•Tumbleweed Communications Corp. 2,000	13
•Unify Corp. 1,200	1
•United Online, Inc. 4,100	118
•Universal Access Global Holdings, Inc. 145	1
•Universal Electronics, Inc. 2,200	29
•UNOVA, Inc. 3,100	67
•URS Corp. 1,700	37
•Usinternetworking, Inc. 1,100	–
•VA Software Corp. 1,427	7

See financial notes.   91

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Vastera, Inc. 2,000	7
• Ventiv Health, Inc. 2,233	19
• VeriSign, Inc. 18,375	292
• Verisity Ltd. 1,000	12
• Veritas Software Corp. 30,024	1,085
• Verity, Inc. 1,600	22
• Verso Technologies, Inc. 1,363	5
• Vertel Corp. 900	—
Viad Corp. 14,500	362
• The viaLink Co. 700	—
• Viewlocity, Inc. 60	—
• Viewpoint Corp. 2,000	2
• Vignette Corp. 8,948	22
• Vixel Corp. 600	6
• Volt Information Sciences, Inc. 2,100	37
• Wackenhut Corrections Corp. 3,800	79
• Waste Connections, Inc. 1,000	35
• Waste Industries USA, Inc. 1,500	14
Waste Management, Inc. 42,100	1,091
• WatchGuard Technologies, Inc. 1,800	10
• Watson Wyatt & Co. Holdings 4,600	111
• Wave Systems Corp., Class A 1,800	5
• WebEx Communications, Inc. 2,500	55
• WebMD Corp. 19,426	151
• webMethods, Inc. 1,921	17
• Websense, Inc. 2,500	59
• Weight Watchers International, Inc. 6,200	229
• Westaff, Inc. 2,000	5
• Wind River Systems, Inc. 3,160	21
• Wireless Facilities, Inc. 1,800	31
• Witness Systems, Inc. 2,100	16
• WorldGate Communications, Inc. 2,000	2
• Wynn Resorts Ltd. 4,000	81
• Xybernaut Corp. 1,400	3
• Yahoo!, Inc. 44,472	1,943
• Zamba Corp. 2,000	1
• Zap.com Corp. 32	—
• Zix Corp. 900	8
	45,687

Chemicals 1.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
A. Schulman, Inc. 2,300	44
Aceto Corp. 5,250	82
• AEP Industries, Inc. 400	3
Air Products & Chemicals, Inc. 15,200	690
Airgas, Inc. 5,000	96
Albemarle Corp. 2,000	54
Arch Chemicals, Inc. 2,700	60
• Bio-Rad Laboratories, Inc., Class A 1,000	52
Brady Corp., Class A 700	25
Cabot Corp. 2,700	75
Calgon Carbon Corp. 2,300	15
• Celgene Corp. 3,000	125
Crompton Corp. 4,424	24
• Cytec Industries, Inc. 7,400	258
Dow Chemical Co. 65,266	2,460
E.I. du Pont de Nemours & Co. 72,695	2,937
Eastman Chemical Co. 3,100	101
Ecolab, Inc. 19,000	511
• Entegris, Inc. 3,000	39
• Ethyl Corp. 2,000	32
Ferro Corp. 4,200	86
• Foamex International, Inc. 2,600	12
Georgia Gulf Corp. 3,300	89
Great Lakes Chemical Corp. 3,600	77
H.B. Fuller Co. 2,000	50
Hawkins, Inc. 1,900	24
• Hercules, Inc. 8,500	89
IMC Global, Inc. 3,500	24
Lubrizol Corp. 3,400	103
Lyondell Chemical Co. 4,600	66
MacDermid, Inc. 3,800	114
• Matrixx Initiatives, Inc. 1,700	24
Millennium Chemicals, Inc. 2,400	24
Monsanto Co. 18,645	467
Oil-Dri Corp. of America 400	6
Olin Corp. 1,820	32
• OM Group, Inc. 900	16
• Omnova Solutions, Inc. 1,000	3
• Oxigene, Inc. 900	9
Penford Corp. 1,700	24
• PolyOne Corp. 3,200	15
PPG Industries, Inc. 11,600	669
Praxair, Inc. 11,600	807

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Rogers Corp. 300	12
Rohm & Haas Co. 26,753	1,051
Rollins, Inc. 1,950	40
RPM International, Inc. 7,100	103
Sigma-Aldrich Corp. 6,300	330
Solutia, Inc. 4,100	11
Stepan Co. 1,200	30
Tredegar Corp. 2,600	40
• Trex Co., Inc. 500	18
• Twinlab Corp. 900	—
• Uniroyal Technology Corp. 1,100	—
Valspar Corp. 4,200	200
WD-40 Co. 1,600	52
Wellman, Inc. 5,400	45
• Zoltek Cos., Inc. 1,500	7
	12,452

Construction 0.8%

Security and Number of Shares	Mkt. Value ($ x 1,000)
American Woodmark Corp. 500	24
Ameron International Corp. 3,400	112
Apogee Enterprises, Inc. 2,000	21
• Armstrong Holdings, Inc. 1,600	2
• Beazer Homes USA, Inc. 851	85
Brookfield Homes Corp. 3,500	76
Building Material Holding Corp. 4,000	56
• Cavco Industries, Inc. 205	5
Centex Construction Products, Inc. 3,200	172
Centex Corp. 4,100	400
Craftmade International, Inc. 2,800	67
D.R. Horton, Inc. 12,302	490
• Dominion Homes, Inc. 500	14
• Dycom Industries, Inc. 2,399	52
ElkCorp 950	24
• EMCOR Group, Inc. 900	34
Florida Rock Industries, Inc. 1,550	89
Fluor Corp. 5,600	208
• Global Power Equipment Group, Inc. 1,000	6
Granite Construction, Inc. 1,850	37
• Hovnanian Enterprises, Inc., Class A 3,100	252
• Huttig Building Products, Inc. 811	2
• Insituform Technologies, Inc., Class A 1,300	19
• Integrated Electrical Services, Inc. 1,800	13
KB Home 3,900	267
Lafarge North America, Inc. 6,200	224
Lennar Corp., Class A 4,745	436
Lennar Corp., Class B 474	41
M/I Schottenstein Homes, Inc. 1,800	75
Martin Marietta Materials, Inc. 4,200	172
Masco Corp. 33,300	916
• Mastec, Inc. 5,350	69
MDC Holdings, Inc. 1,331	90
• NCI Building Systems, Inc. 2,900	63
• NVR, Inc. 500	245
• Palm Harbor Homes, Inc. 2,700	50
• Performance Technologies, Inc. 1,600	17
Pulte Homes, Inc. 4,436	384
• Quanta Services, Inc. 2,400	20
The Ryland Group, Inc. 3,400	302
• SBA Communications Corp. 1,300	5
The Sherwin-Williams Co. 10,500	352
• Simpson Manufacturing Co., Inc. 1,600	72
• Socket Communications, Inc. 800	2
Standard-Pacific Corp. 2,400	115
The Stanley Works 6,600	220
• Stone & Webster, Inc. 700	—
• Surebeam Corp., Class A 2,711	1
Texas Industries, Inc. 1,000	27
• Toll Brothers, Inc. 5,600	206
United Mobile Homes, Inc. 1,600	26
• USG Corp. 3,900	65
Vulcan Materials Co. 6,900	306
Walter Industries, Inc. 1,900	23
• WCI Communities, Inc. 1,300	28
• WESCO International, Inc. 2,300	16
• West Corp. 4,500	109
• Westell Technologies, Inc., Class A 2,560	21
• Yankee Candle Co., Inc. 3,700	103
	7,328

Consumer Durables 0.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Applica, Inc. 3,100	23
Black & Decker Corp. 7,100	339

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Champion Enterprises, Inc. 2,200	16
•Chromcraft Revington, Inc. 1,300	16
Compx International, Inc. 800	5
Ethan Allen Interiors, Inc. 1,700	63
Flexsteel Industries, Inc. 600	12
Furniture Brands International, Inc. 2,200	53
•Gemstar -TV Guide International, Inc. 18,160	85
•Genlyte Group, Inc. 1,600	75
•Griffon Corp. 2,200	43
Haverty Furniture Cos., Inc. 1,700	35
•Helen of Troy Ltd. 2,000	45
Hillenbrand Industries, Inc. 3,300	196
•Interface, Inc., Class A 3,300	18
Isco, Inc. 200	2
Kimball International, Inc., Class B 3,600	56
La-Z-Boy, Inc. 5,800	117
Leggett & Platt, Inc. 13,700	286
Maytag Corp. 4,600	117
•MITY Enterprises, Inc. 600	9
•Mohawk Industries, Inc. 4,819	357
National Presto Industries, Inc. 400	14
Newell Rubbermaid, Inc. 18,900	431
•Recoton Corp. 500	—
•Restoration Hardware, Inc. 1,700	14
•Salton, Inc. 1,100	12
Skyline Corp. 100	3
•SLI, Inc. 1,600	—
Stanley Furniture Co., Inc. 2,600	80
Sturm Ruger & Co., Inc. 1,100	12
Thomas Industries, Inc. 700	21
Toro Co. 800	40
•United Rentals, Inc. 5,900	103
Virco Manufacturing Corp. 1,170	7
•Water Pik Technologies, Inc. 195	2
Whirlpool Corp. 7,500	529
	3,236

Containers 0.2%

Ball Corp. 2,800	157
Bemis Co. 3,200	148
•Crown Holdings, Inc. 3,600	28

Security and Number of Shares	Mkt. Value ($ x 1,000)
Greif, Inc., Class A 3,700	120
•Mobile Mini, Inc. 600	13
•Mod-Pac Corp. 500	4
•Mod-Pac Corp., Class B 125	1
•Owens-Illinois, Inc. 16,200	199
•Packaging Dynamics Corp. 260	3
•Pactiv Corp. 12,400	273
•Sealed Air Corp. 8,500	453
•Silgan Holdings, Inc. 2,900	93
Sonoco Products Co. 4,100	87
	1,579

Electronics 6.3%

•ACT Manufacturing, Inc. 900	—
•ACT Teleconferencing, Inc. 1,100	1
•Actel Corp. 1,100	30
Acuity Brands, Inc. 17,200	370
•Acxiom Corp. 25,700	409
•Adaptive Broadband Corp. 1,000	—
•ADC Telecommunications, Inc. 28,220	72
•ADE Corp. 600	15
•Adelphia Business Solutions, Inc. 4,638	—
•Adelphia Communications, Class A 6,301	2
•Advanced Fibre Communications, Inc. 3,500	84
•Advanced Micro Devices, Inc. 14,500	220
•Advanced Power Technology, Inc. 1,500	11
•Agere Systems, Inc., Class A 50,116	174
•Agilent Technologies, Inc. 34,317	855
Agilysys, Inc. 1,600	16
•Airnet Communications Corp. 1,300	1
•Alliance Fiber Optic Products, Inc. 2,100	5
•Alliance Semiconductor Corp. 1,200	9
•Alliant Techsystems, Inc. 2,437	126
•Altera Corp. 27,900	564
•American Physicians Capital, Inc. 2,500	66
American Power Conversion Corp. 14,100	285
•American Science & Engineering, Inc. 500	7
•American Technical Ceramics Corp. 500	4
•AMIS Holdings, Inc. 2,500	50
•Amkor Technology, Inc. 11,900	224

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Amphenol Corp., Class A 2,900	170
•Anadigics, Inc. 1,150	6
•Analog Devices, Inc. 25,200	1,117
•Anaren, Inc. 800	11
•Andrew Corp. 10,925	143
•Anixter International, Inc. 3,300	79
•Applied Materials, Inc. 119,998	2,804
•Applied Micro Circuits Corp. 12,238	71
•Arris Group, Inc. 2,600	16
•Arrow Electronics, Inc. 12,000	256
•Artisan Components, Inc. 1,100	23
•Aspect Communications Corp. 4,200	57
•Astronics Corp. 1,000	6
•Astronics Corp., Class B 250	1
•Asyst Technologies, Inc. 1,700	32
•Atmel Corp. 17,900	101
•ATMI, Inc. 1,400	32
•Audiovox Corp., Class A 1,600	19
•Avanex Corp. 2,100	11
•Avid Technology, Inc. 1,100	57
•Avnet, Inc. 8,288	161
AVX Corp. 7,500	110
•Aware, Inc. 1,100	4
•Axcelis Technologies, Inc. 7,044	75
•AXT, Inc. 800	2
Badger Meter, Inc. 1,000	36
BEI Technologies, Inc. 1,200	22
Bel Fuse, Inc., Class A 1,200	31
Belden, Inc. 800	15
•Bell Microproducts, Inc. 1,000	8
•Benchmark Electronics, Inc. 6,700	326
Boston Acoustics, Inc. 1,300	15
•Broadcom Corp., Class A 12,700	406
•Brooks Automation, Inc. 1,364	34
•Bruker BioSciences Corp. 2,100	11
C&D Technologies, Inc. 2,000	40
•C-COR.net Corp. 1,600	16
•Cable Design Technologies Corp. 1,700	16
•Cabot Microelectronics Corp. 660	38
•Cadence Design Systems, Inc. 11,600	179
•California Amplifier, Inc. 1,000	10
•Caliper Technologies Corp. 700	4

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Captaris, Inc. 2,200	13
•CCC Information Services Group, Inc. 13,100	220
•Celera Genomics Group - Applera Corp. 5,600	75
Chase Corp. 100	1
•Checkpoint Systems, Inc. 4,600	87
•ChipPAC, Inc., Class A 6,600	55
•Chronimed, Inc. 600	5
•CIENA Corp. 17,294	111
•Cirrus Logic, Inc. 3,800	31
•ClearOne Communications, Inc. 1,000	2
•CMGI, Inc. 14,086	27
•Coherent, Inc. 1,800	41
Cohu, Inc. 1,100	22
•CommScope, Inc. 4,900	76
•Computer Network Technology Corp. 1,100	11
•Comtech Telecommunications 1,450	43
•Conexant Systems, Inc. 10,796	63
•Corvis Corp. 13,000	19
•Cox Radio, Inc., Class A 4,600	102
•Credence Systems Corp. 1,700	28
•Cree, Inc. 2,900	52
CTS Corp. 800	9
Cubic Corp. 1,200	34
•Cyberonics 3,700	101
•Cymer, Inc. 1,700	78
•Cypress Semiconductor Corp. 8,500	182
•Daktronics, Inc. 5,600	87
•DDI Corp. 1,600	—
•Diodes, Inc. 1,900	45
•Dionex Corp. 1,200	51
•DSP Group, Inc. 3,300	79
•Ducommun, Inc. 4,300	80
•Dupont Photomasks, Inc. 1,900	44
•Dynamics Research Corp. 1,200	20
•Electro Rent Corp. 2,600	38
•Electro Scientific Industries, Inc. 1,300	32
•Electroglas, Inc. 900	3
•Electronics for Imaging 3,400	92
•Emcore Corp. 1,500	7
•EMS Technologies, Inc. 1,000	18

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
•Emulex Corp. 5,900	167	Intersil Corp., Class A 9,864	254
•Energizer Holdings, Inc. 6,333	233	•Itron, Inc. 1,500	31
•Energy Conversion Devices, Inc. 600	7	ITT Industries, Inc. 6,200	422
•Entrada Networks, Inc. 75	—	•Ixia 5,200	62
•ESS Technology, Inc. 3,100	43	•IXYS Corp. 900	9
•Exar Corp. 1,800	29	•Jabil Circuit, Inc. 13,400	373
•Excel Technology, Inc. 600	17	•JDS Uniphase Corp. 54,424	193
•Fairchild Semiconductor International, Inc., Class A 4,100	93	Keithley Instruments, Inc. 700	11
•FEI Co. 1,500	36	•Kemet Corp. 3,700	49
•First Virtual Communications, Inc. 240	—	•KLA-Tencor Corp. 12,500	717
•Flir Systems, Inc. 2,400	75	•Kopin Corp. 2,500	18
•FormFactor, Inc. 2,500	62	•Kulicke & Soffa Industries, Inc. 1,900	28
Frequency Electronics, Inc. 500	5	•Lam Research Corp. 9,100	262
•FSI International, Inc. 1,300	8	•Lattice Semiconductor Corp. 4,600	36
•FuelCell Energy, Inc. 1,200	18	•LeCroy Corp. 900	15
•General Cable Corp. 2,200	21	•Lightpath Technologies, Inc., Class A 75	—
•Genus, Inc. 500	3	Linear Technology Corp. 25,000	1,065
•Gerber Scientific, Inc. 1,900	15	•Littelfuse, Inc. 4,500	120
•Getty Images, Inc. 4,600	206	•Logicvision, Inc. 1,000	4
•Glenayre Technologies, Inc. 2,300	7	•Loral Space & Communications 1,390	—
•GlobespanVirata, Inc. 8,556	53	•LSI Logic Corp. 27,464	254
•GTC Biotherapeutics, Inc. 1,800	6	•Lucent Technologies, Inc. 286,923	918
Harman International Industries, Inc. 3,400	436	•Macromedia, Inc. 4,500	86
•Harmonic, Inc. 6,342	49	•Manufacturers Services Ltd. 2,500	15
Harris Corp. 4,000	149	•Mattson Technology, Inc. 4,100	58
•Harvard Bioscience, Inc. 500	4	Maxim Integrated Products, Inc. 22,453	1,116
•Hearst-Argyle Television, Inc. 3,700	90	•Maxwell Technologies, Inc. 1,000	8
•Herley Industries, Inc. 500	9	•Measurement Specialties, Inc. 700	9
•HI/FN, Inc. 800	8	•MEMC Electronic Materials, Inc. 11,800	132
•Hollywood Entertainment Corp. 4,300	65	•Mercury Computer Systems, Inc. 3,600	77
•Hutchinson Technology, Inc. 17,100	573	•Mestek, Inc. 700	13
•Illumina, Inc. 1,500	9	•Metawave Communications Corp. 1,900	—
•Integrated Circuit Systems, Inc. 5,400	181	Methode Electronics, Class A 3,600	43
•Integrated Silicon Solutions, Inc. 900	13	•Micron Technology, Inc. 25,500	366
❼Intel Corp. 472,532	15,617	•Microsemi Corp. 3,500	72
•Intelli-Check, Inc. 500	4	•Microtune, Inc. 2,200	5
•Interactive Data Corp. 20,700	356	•MKS Instruments, Inc. 1,700	44
•Intermagnetics General Corp. 1,371	32	Mocon, Inc. 600	5
•International Rectifier Corp. 4,100	196	Molex, Inc. 16,125	506
		•Monolithic System Technology, Inc. 1,200	10
		Motorola, Inc. 169,155	2,289

Security and Number of Shares	Mkt. Value ($ x 1,000)
•MRV Communications, Inc. 4,307	13
MTS Systems Corp. 4,500	79
•Mykrolis Corp. 3,021	45
•Nanogen, Inc. 1,500	5
•Nanometrics, Inc. 300	4
•National Semiconductor Corp. 12,100	492
•Netopia, Inc. 2,100	21
•New Focus, Inc. 2,800	15
•Newport Corp. 4,200	66
•Novellus Systems, Inc. 6,671	275
•Novoste Corp. 1,600	8
•Nvidia Corp. 7,000	124
•Omnivision Technologies, Inc. 1,400	80
•Oplink Communications, Inc. 4,600	11
•Optical Communication Products, Inc. 500	1
•OSI Systems, Inc. 1,200	22
•P-Com Inc. 520	—
Park Electrochemical Corp. 1,100	27
•Parkervision, Inc. 400	4
•ParthusCeva, Inc. 433	3
•Paxson Communications Corp. 1,900	10
•Pemstar, Inc. 1,600	6
•Pericom Semiconductor Corp. 1,400	16
PerkinElmer, Inc. 8,977	162
•Photon Dynamics, Inc. 900	34
•Pinnacle Systems, Inc. 1,800	13
•Pixelworks, Inc. 1,600	19
•Planar Systems, Inc. 3,700	86
•Plantronics, Inc. 4,000	111
•Plexus Corp. 1,700	29
•PLX Technology, Inc. 1,300	11
•Powell Industries, Inc. 1,000	19
•Power Integrations, Inc. 1,400	49
•Power-One, Inc. 6,000	54
•Powerwave Technologies, Inc. 3,200	21
•Proxim Corp., Class A 5,412	8
•QLogic Corp. 7,022	394
Qualcomm, Inc. 56,300	2,674
•Quantum Corp. 5,500	17
•QuickLogic Corp. 900	5
•Radisys Corp. 3,700	72

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Rambus, Inc. 5,700	141
Raven Industries, Inc. 1,400	37
•Rayovac Corp. 2,800	46
•Remec, Inc. 2,500	28
•Rex Stores Corp. 1,875	30
•RF Micro Devices, Inc. 7,200	84
Richardson Electronics Ltd. 1,300	13
•Robotic Vision Systems, Inc. 1,000	1
•Rofin-Sinar Technologies, Inc. 1,900	45
•Rudolph Technologies, Inc. 500	13
•Sanmina-SCI Corp. 35,816	378
•SBS Technologies, Inc. 1,700	23
•ScanSoft, Inc. 1,204	7
Scientific-Atlanta, Inc. 11,900	352
•SCM Microsystems, Inc. 1,200	10
•Seagate Technology 6,000	138
•Semitool, Inc. 1,800	16
•Semtech Corp. 3,200	71
•Silicon Image, Inc. 2,000	14
•Silicon Laboratories, Inc. 2,500	135
•Silicon Storage Technology, Inc. 3,500	39
•Siliconix, Inc. 8,100	411
•Sipex Corp. 1,600	14
•Sirenza Microdevices, Inc. 1,300	6
•Skyworks Solutions, Inc. 5,689	49
•Solectron Corp. 36,820	204
•Somera Communications, Inc. 1,900	3
•Spectralink Corp. 1,000	18
•Spherix, Inc. 500	3
•Standard Microsystems Corp. 1,100	33
•Stratex Networks, Inc. 2,800	9
•Superconductor Technologies, Inc. 1,600	8
•Superior Telecom, Inc. 1,124	—
•Supertex, Inc. 1,400	26
Symbol Technologies, Inc. 16,437	205
•Symmetricom, Inc. 8,450	61
•Synaptics, Inc. 1,000	13
•T/R Systems, Inc. 1,500	2
•Taser International, Inc. 1,000	63
•Technitrol, Inc. 4,000	87
•Tekelec 8,700	140
Tektronix, Inc. 5,300	136

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Tellabs, Inc.　28,300	213
•Tellium, Inc.　4,000	6
•Teradyne, Inc.　13,059	298
•Terayon Communication Systems Corp.　2,800	19
•Tessco Technologies, Inc.　900	12
Texas Instruments, Inc.　127,397	3,684
•Therma-Wave, Inc.　1,000	5
•Thermo Electron Corp.　26,550	584
•Thomas & Betts Corp.　7,300	130
•THQ, Inc.　1,950	35
•Three-Five Systems, Inc.　1,099	5
•Tollgrade Communications, Inc.　1,100	17
•Transmeta Corp.　4,500	18
•Transwitch Corp.　3,100	10
•Tripath Technology, Inc.　1,800	9
•Triquint Semiconductor, Inc.　5,310	38
•Troy Group, Inc.　2,000	5
•TTM Technologies, Inc.　4,400	71
•Tweeter Home Entertainment Group, Inc.　1,100	9
United Industrial Corp.　1,200	21
Unitil Corp.　600	15
•Valence Technology, Inc.　1,400	5
•Varian Semiconductor Equipment Associates, Inc.　1,500	73
•Varian, Inc.　5,800	208
•Viasat, Inc.　1,000	20
•Vicor Corp.　1,700	17
•Virage Logic Corp.　1,400	14
•Vishay Intertechnology, Inc.　11,781	221
•Vitesse Semiconductor Corp.　6,986	49
•Waters Corp.　8,700	273
•Western Digital Corp.　13,200	178
•Western Wireless Corp., Class A　5,200	101
•Wilson Greatbatch Technologies, Inc.　1,100	41
•WJ Communications, Inc.　2,300	14
•Xicor, Inc.　1,000	11
•Xilinx, Inc.　24,600	780
•YDI Wireless, Inc.　100	–

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Zebra Technologies Corp., Class A　4,250	242
•Zoran Corp.　1,761	29
	56,542
Energy: Raw Materials 1.5%	
Alliance Resource Partners L.P.　1,700	50
Anadarko Petroleum Corp.　17,030	743
Apache Corp.　10,936	762
APCO Argentina, Inc.　200	5
Arch Coal, Inc.　3,500	86
•Atwood Oceanics, Inc.　1,200	31
Baker Hughes, Inc.　23,300	658
Berry Petroleum Co., Class A　2,000	36
•BJ Services Co.　11,800	387
Buckeye Partners L.P.　3,400	147
Burlington Resources, Inc.　14,000	681
Cabot Oil & Gas Corp.　14,400	368
CARBO Ceramics, Inc.　500	21
•Cimarex Energy Co.　3,122	64
•Cooper Cameron Corp.　3,300	141
•CREDO Petroleum Corp.　1,200	21
•Denbury Resources, Inc.　4,900	62
Devon Energy Corp.　15,680	761
ENSCO International, Inc.　5,700	150
Enterprise Products Partners L.P.　17,000	368
EOG Resources, Inc.　11,400	480
•Evergreen Resources, Inc.　1,600	44
•FMC Technologies, Inc.　4,591	92
•Forest Oil Corp.　4,450	104
•Friede Goldman Halter, Inc.　1,855	–
•Grant Prideco, Inc.　3,600	41
•Grey Wolf, Inc.　5,800	19
Halliburton Co.　31,200	745
•Hanover Compressor Co.　5,600	59
Helmerich & Payne, Inc.　2,300	61
•Hydril Co.　2,500	59
Inergy L.P.　1,000	45
•Joy Global, Inc.　8,600	164
•Key Energy Services, Inc.　4,800	42
Kinder Morgan Energy Partners L.P.　1,502	64

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Kirby Corp. 1,300	38
Lufkin Industries, Inc. 500	12
Massey Energy Co. 6,000	83
Natural Resource Partners L.P. 2,000	66
NL Industries, Inc. 2,800	49
• Noble Corp. 10,100	347
Noble Energy, Inc. 3,500	139
Occidental Petroleum Corp. 28,100	991
• Offshore Logistics, Inc. 1,100	24
• Oil States International, Inc. 3,600	44
• Parker Drilling Co. 2,800	6
Peabody Energy Corp. 3,800	127
Penn Virginia Resource Partners L.P. 1,000	33
Plains All American Pipeline L.P. 4,600	138
• Plains Resources, Inc. 4,000	53
• Range Resources Corp. 2,400	18
• Reliant Resources, Inc. 20,125	100
• Rowan Cos., Inc. 3,400	81
Schlumberger Ltd. 42,500	1,996
• Seacor Smit, Inc. 1,250	48
• Smith International, Inc. 7,400	276
TC Pipelines L.P. 400	13
Tidewater, Inc. 2,700	74
• Tom Brown, Inc. 3,200	86
• Unit Corp. 2,400	47
USEC, Inc. 3,000	22
Valero Energy Corp. 8,649	369
• W-H Energy Services, Inc. 900	14
• Weatherford International Ltd. 4,800	167
Western Gas Resources, Inc. 2,000	85
• Westmoreland Coal Co. 3,500	52
World Fuel Services Corp. 500	14
• Xanser Corp. 1,400	3
	13,176

Food & Agriculture 3.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• 7-Eleven, Inc. 5,000	80
• American Italian Pasta Co., Class A 1,000	38
The Andersons, Inc. 1,500	24
Archer-Daniels-Midland Co. 45,958	660
• Aurora Foods, Inc. 2,500	—
Bridgford Foods Corp. 300	2
Bunge Ltd. 6,800	184
Campbell Soup Co. 24,500	635
• Chiquita Brands International, Inc. 10,000	185
Coca-Cola Bottling Co. Consolidated 400	20
The Coca-Cola Co. 178,100	8,264
Coca-Cola Enterprises, Inc. 27,200	548
ConAgra Foods, Inc. 38,293	913
Consolidated-Tomoka Land Co. 900	27
Corn Products International, Inc. 7,800	264
• Dean Foods Co. 8,613	261
• Del Monte Foods Co. 8,931	85
Delta & Pine Land Co. 2,000	46
Dreyer's Grand Ice Cream Holdings, Inc. 2,300	178
• Eden Bioscience Corp. 1,000	2
• Embrex, Inc. 1,300	13
Fleming Cos., Inc. 3,400	—
Flowers Foods, Inc. 19,515	463
Fresh Brands, Inc. 1,800	23
Fresh Del Monte Produce, Inc. 4,200	105
General Mills, Inc. 25,800	1,157
• Green Mountain Coffee Roasters, Inc. 900	19
• Griffen Land & Nurseries, Inc. 300	4
H.J. Heinz Co. 21,900	774
• Hain Celestial Group, Inc. 1,406	30
Hershey Foods Corp. 8,200	632
Hormel Foods Corp. 6,500	160
Ingles Markets, Inc., Class A 300	3
Interstate Bakeries 3,200	47
• J & J Snack Foods Corp. 3,200	114
The J.M. Smuckers Co. 2,438	107
• John B. Sanfilippo & Son 5,000	172
Kellogg Co. 28,900	957
Kraft Foods, Inc., Class A 14,500	422
Lance, Inc. 1,900	25
• Lesco, Inc. 500	6
Lindsay Manufacturing Co. 800	19
Marsh Supermarkets, Inc., Class B 1,000	11
• Maui Land & Pineapple Co., Inc. 800	22

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
McCormick & Co., Inc. 5,800	172
MGP Ingredients, Inc. 1,700	16
•Monterey Pasta Co. 700	3
Nash Finch Co. 1,700	27
•Neogen Corp. 500	10
•The Pantry, Inc. 400	7
•Peet's Coffee & Tea, Inc. 1,800	30
The Pepsi Bottling Group, Inc. 18,200	406
PepsiAmericas, Inc. 13,200	198
PepsiCo, Inc. 124,800	5,968
•Performance Food Group Co. 1,900	71
Pilgrim's Pride Corp., Class B 1,400	18
•Ralcorp Holdings, Inc. 6,700	184
Rocky Mountain Chocolate Factory, Inc. 1,000	11
Sanderson Farms, Inc. 3,500	123
Sara Lee Corp. 54,378	1,084
•The Scotts Co., Class A 2,800	162
Seaboard Corp. 200	51
Sensient Technologies Corp. 2,300	44
•Smart & Final, Inc. 2,700	19
•Smithfield Foods, Inc. 6,300	134
•Spartan Stores, Inc. 500	2
Standard Commercial Corp. 1,100	21
Supervalu, Inc. 18,087	456
Sysco Corp. 47,036	1,583
Tasty Baking Co. 500	4
•Tejon Ranch Co. 674	27
Tootsie Roll Industries, Inc. 2,190	72
Tyson Foods, Inc., Class A 15,240	217
•United Natural Foods, Inc. 1,300	50
•VistaCare, Inc., Class A 1,000	35
•Wild Oats Markets, Inc. 3,800	39
Wm. Wrigley Jr. Co. 11,600	654
•Zapata Corp. 1,000	54
	29,653

Gold 0.2%

Barrick Gold Corp. 5,565	109
•Glamis Gold Ltd. 8,600	120
•Golden Cycle Gold Corp. 600	6
•Meridian Gold, Inc. 6,600	84

Security and Number of Shares	Mkt. Value ($ x 1,000)
Newmont Mining Corp. 29,051	1,272
Royal Gold, Inc. 3,100	64
	1,655

Healthcare / Drugs & Medicine 12.4%

•1-800 Contacts, Inc. 500	11
•aaiPharma, Inc. 1,800	33
Abbott Laboratories 112,505	4,795
•Abgenix, Inc. 3,600	44
•Abiomed, Inc. 800	7
•Accredo Health, Inc. 2,841	91
•Aclara BioSciences, Inc. 2,400	8
•Advanced Medical Optics, Inc. 2,400	48
•Advanced Neuromodulation Systems, Inc. 1,050	43
•AdvancePCS Corp. 6,300	324
•AeroGen, Inc. 3,200	2
•Alaris Medical Systems, Inc. 5,000	78
•Albany Molecular Research, Inc. 1,600	24
•Align Technology, Inc. 8,700	134
•Alkermes, Inc. 3,100	40
Allergan, Inc. 9,400	711
•Alliance Imaging, Inc. 1,800	8
•Alliance Pharmaceutical Corp. 220	–
•Allscripts Healthcare Solutions, Inc. 1,900	10
Alpharma, Inc., Class A 3,700	67
•America Service Group, Inc. 800	21
•American Healthways, Inc. 1,550	64
•American Medical Systems Holdings, Inc. 1,400	28
•AMERIGROUP Corp. 900	38
AmerisourceBergen Corp. 4,824	274
•Amgen, Inc. 90,368	5,581
•Amsurg Corp. 700	25
•Amylin Pharmaceuticals, Inc. 2,300	63
•Andrx Corp. 3,900	78
•Anthem, Inc. 14,417	987
•Antigenics, Inc. 1,400	15
•Aphton Corp. 800	6
•Apogent Technologies, Inc. 7,100	156
Applied Biosystems Group – Applera Corp. 11,400	263

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Apria Healthcare Group, Inc. 10,500	305
•Arqule, Inc. 1,300	7
Arrow International, Inc. 6,400	169
•Arthrocare Corp. 1,400	31
•Aspect Medical Systems, Inc. 1,200	11
•Atrix Labs, Inc. 1,400	28
•AVANIR Pharmaceuticals, Class A 1,900	3
•Avant Immunotherapeutics, Inc. 3,000	7
•Avigen, Inc. 900	6
•Barr Laboratories, Inc. 3,354	258
Bausch & Lomb, Inc. 3,400	164
Baxter International, Inc. 26,118	694
Beckman Coulter, Inc. 5,100	253
Becton Dickinson & Co. 17,300	633
•Beverly Enterprises, Inc. 3,800	23
•BioCryst Pharmaceuticals, Inc. 1,400	11
•Biogen, Inc. 11,500	465
•BioMarin Pharmaceuticals, Inc. 1,800	13
Biomet, Inc. 17,625	632
•Biopure Corp. 1,200	4
•Bioreliance Corp. 1,200	41
•Biosite, Inc. 1,400	36
•Biosource International, Inc. 1,500	11
•Bone Care International, Inc. 1,400	20
•Boston Scientific Corp. 30,900	2,093
•Bradley Pharmaceuticals, Inc. 1,700	46
Bristol-Myers Squibb Co. 140,550	3,566
C.R. Bard, Inc. 4,000	320
Cambrex Corp. 900	21
Cardinal Health, Inc. 30,660	1,819
•Caremark Rx, Inc. 19,900	499
•Cell Therapeutics, Inc. 1,400	15
•Centene Corp. 500	15
•Cephalon, Inc. 3,500	164
•Cerus Corp. 500	2
•Charles River Laboratories International, Inc. 1,900	61
•Chattem, Inc. 1,200	18
•Chiron Corp. 12,600	688
•Cholestech Corp. 1,700	12
•ChromaVision Medical Systems, Inc. 1,100	1
•Ciphergen Biosystems, Inc. 1,700	19

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Community Health Systems, Inc. 7,100	171
•Conmed Corp. 1,700	35
Cooper Cos., Inc. 2,200	96
•Corixa Corp. 1,802	11
•Corvel Corp. 1,900	69
•Covance, Inc. 5,800	151
•Coventry Health Care, Inc. 9,600	526
•CryoLife, Inc. 750	5
•CTI Molecular Imaging, Inc. 2,000	32
•Cubist Pharmaceuticals, Inc. 1,900	22
•Curis, Inc. 3,140	15
•CV Therapeutics, Inc. 1,100	19
•Cygnus, Inc. 600	–
•Cyotgen Corp. 230	3
•Cytyc Corp. 7,800	101
D&K Healthcare Resources, Inc. 700	9
•Dade Behring Holdings, Inc. 2,600	80
Datascope Corp. 1,000	33
•DaVita, Inc. 16,500	579
•Deltagen, Inc. 2,200	–
•Dendreon Corp. 1,400	12
Dentsply International, Inc. 6,550	289
Diagnostic Products Corp. 1,700	69
•Digene Corp. 1,400	49
•DJ Orthopedics, Inc. 3,000	54
•Durect Corp. 2,000	4
•Dynacq International, Inc. 3,616	61
•Edwards Lifesciences Corp. 3,900	113
Eli Lilly & Co. 80,200	5,343
•Emisphere Technologies, Inc. 800	5
•Endo Pharmaceutical Holdings, Inc. 10,500	172
•Entremed, Inc. 1,200	6
•Enzo Biochem, Inc. 1,697	31
•Enzon Pharmaceuticals, Inc. 1,900	21
•Eon Labs, Inc. 2,400	101
•Express Scripts, Inc. 6,300	346
•First Health Group Corp. 5,700	139
•First Horizon Pharmaceutical Corp. 900	6
•Forest Laboratories, Inc. 25,000	1,250
•Gen-Probe, Inc. 3,400	91
•Gene Logic, Inc. 1,300	6

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Genelabs Technologies, Inc. 800	1
•Genentech, Inc. 15,700	1,287
•Genome Therapeutics Corp. 2,100	6
•Genta, Inc. 2,900	31
•Genzyme Corp. – General Division 15,232	699
•Geron Corp. 1,000	13
•Gilead Sciences, Inc. 14,060	767
Guidant Corp. 25,816	1,317
•Guilford Pharmaceuticals, Inc. 1,200	9
•Haemonetics Corp. 3,700	85
HCA, Inc. 29,100	1,113
Health Management Associates, Inc., Class A 15,900	352
•Health Net, Inc. 16,600	524
Healthcare Services Group 2,500	41
•HealthExtras, Inc. 1,900	22
•HealthTronics Surgical Services, Inc. 2,500	17
•Henry Schein, Inc. 2,300	143
•Hologic, Inc. 2,600	35
•Human Genome Sciences, Inc. 5,100	71
•Humana, Inc. 18,900	384
•I-Stat Corp. 600	7
ICN Pharmaceuticals, Inc. 5,400	104
•ICU Medical, Inc. 550	19
•Idec Pharmaceuticals Corp. 6,900	242
•IDEXX Laboratories, Inc. 2,500	118
•Igen International, Inc. 1,300	75
•Ii-Vi, Inc. 1,900	45
•ImClone Systems, Inc. 4,435	154
•Immucor, Inc. 750	22
•Immunogen, Inc. 1,500	7
•Immunomedics, Inc. 2,400	20
•IMPAC Medical Systems, Inc. 3,000	71
•Impax Laboratories, Inc. 1,600	19
•Inamed Corp. 9,300	803
•Incyte Corp. 2,600	14
•Indevus Pharmaceuticals, Inc. 1,800	10
•Inspire Pharmaceuticals, Inc. 1,300	24
•Integra LifeSciences Holdings Corp. 1,100	37
•InterMune, Inc. 1,100	22

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Intuitive Surgical, Inc. 1,050	15
Invacare Corp. 2,000	82
•Inveresk Research Group, Inc. 1,700	39
•Isis Pharmaceuticals, Inc. 1,900	13
•IVAX Corp. 8,750	169
❿ Johnson & Johnson 214,870	10,814
•Kendle International, Inc. 1,700	11
•Kindred Healthcare, Inc. 2,312	95
•King Pharmaceuticals, Inc. 18,516	248
•Kosan Biosciences, Inc. 2,500	23
•KV Pharmaceutical Co., Class A 2,700	65
•Laboratory Corp. of America Holdings 10,300	365
Landauer, Inc. 1,100	43
•Large Scale Biology Corp. 2,400	4
•Lexicon Genetics, Inc. 1,900	11
•LifePoint Hospitals, Inc. 2,300	59
•Ligand Pharmaceuticals, Inc., Class B 2,300	32
•Lincare Holdings, Inc. 7,100	277
•Magellan Health Services, Inc. 2,200	–
Manor Care, Inc. 8,000	266
•Maxim Pharmaceuticals, Inc. 2,400	14
McKesson Corp. 19,900	602
•Med-Design Corp. 1,200	4
•Medamicus, Inc. 500	6
•Medarex, Inc. 3,000	21
•Medcath Corp. 1,500	16
•Medco Health Solutions, Inc. 18,638	619
•Medicines Co. 1,700	45
Medicis Pharmaceutical Corp., Class A 1,700	108
•Medimmune, Inc. 17,375	463
•Medis Technologies Ltd. 1,110	10
•MedQuist, Inc. 3,217	54
Medtronic, Inc. 87,974	4,009
Mentor Corp. 3,000	61
Merck & Co., Inc. 158,552	7,016
•Merit Medical Systems, Inc. 1,666	44
•MGI Pharma, Inc. 1,900	71
•Mid Atlantic Medical Services, Inc. 8,300	485
•Millennium Pharmaceuticals, Inc. 11,956	190
•MIM Corp. 1,500	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
Mine Safety Appliances Co. 900	51
•Molecular Devices Corp. 8,100	144
Mylan Laboratories, Inc. 45,000	1,087
•Myriad Genetics, Inc. 1,400	18
•Nabi Biopharmaceuticals 2,800	31
•National Healthcare Corp. 600	12
Nature's Sunshine Products, Inc. 2,000	16
•NBTY, Inc. 16,000	436
•Nektar Therapeutics 2,200	29
•Neose Technologies, Inc. 500	4
•Neurocrine Biosciences, Inc. 1,400	66
•Neurogen Corp. 800	4
•Northfield Laboratories, Inc. 1,100	7
•Noven Pharmacuticals, Inc. 5,500	56
•NPS Pharmacuticals, Inc. 1,000	26
•Nuvelo, Inc. 900	3
Oakley, Inc. 4,200	46
•Ocular Sciences, Inc. 1,500	42
•Odyssey HealthCare, Inc. 2,250	62
Omnicare, Inc. 7,500	288
•Onyx Pharmaceuticals, Inc. 1,800	44
•OraSure Technologies, Inc. 1,500	13
•Orthodontic Centers of America, Inc. 2,112	19
•OSI Pharmaceuticals, Inc. 1,690	47
Owens & Minor, Inc. 2,000	41
•Oxford Health Plans, Inc. 21,700	879
•Pacificare Health Systems, Inc. 9,400	559
•Pain Therapeutics, Inc. 2,600	16
•Parexel International Corp. 2,400	40
•Patterson Dental Co. 5,300	339
•Pediatrix Medical Group, Inc. 3,000	160
Perrigo Co. 4,300	58
❻Pfizer, Inc. 555,352	17,549
•Pharmaceutical Product Development, Inc. 2,500	75
•Pharmaceutical Resources, Inc. 1,900	137
•Pharmacopeia, Inc. 1,300	16
•Pharmacyclics, Inc. 1,100	6
PolyMedica Corp. 4,400	130
•Pozen, Inc. 1,300	16
•Praecis Pharmaceuticals, Inc. 1,600	11

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Priority Healthcare Corp., Class B 2,000	43
•Protein Design Labs, Inc. 4,100	55
•Province Healthcare Co. 2,325	30
•PSS World Medical, Inc. 2,800	26
•QMed, Inc. 500	4
•Quest Diagnostics 7,410	501
•Regeneration Technologies, Inc. 1,700	20
•Regeneron Pharmaceuticals, Inc. 1,900	26
•RehabCare Group, Inc. 4,000	63
•Renal Care Group, Inc. 4,700	176
•Resmed, Inc. 2,000	84
•Respironics, Inc. 1,900	79
•Sangamo Biosciences, Inc. 1,200	6
•Savient Pharmaceuticals, Inc. 2,300	14
Schering-Plough Corp. 80,950	1,236
•Select Medical Corp. 2,500	84
•Sepracor, Inc. 6,600	176
•Serologicals Corp. 1,200	19
•SICOR, Inc. 7,200	193
•Sierra Health Services, Inc. 11,700	273
•Sola International, Inc. 2,700	46
•SonoSite, Inc. 1,600	32
•Specialty Laboratories 700	9
•St. Jude Medical, Inc. 12,300	715
•Steris Corp. 6,100	127
Stryker Corp. 13,800	1,119
•Sunrise Senior Living, Inc. 4,900	142
•Sunrise Technologies International, Inc. 1,700	—
•SuperGen, Inc. 900	9
•Sybron Dental Specialties, Inc. 4,633	107
•Tanox, Inc. 1,900	34
•Techne Corp. 3,800	132
•Tenet Healthcare Corp. 30,150	416
•Theragenics Corp. 2,500	11
•Therasense, Inc. 2,300	42
•Third Wave Technologies, Inc. 1,800	6
•Thoratec Corp. 2,636	41
•Titan Pharmaceuticals, Inc. 800	3
•Transgenomic, Inc. 1,200	3
•Transkaryotic Therapies, Inc. 900	12
•Triad Hospitals, Inc. 6,044	186

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Trimeris, Inc. 500	13
• TriPath Imaging, Inc. 2,600	24
• Tripos, Inc. 1,000	7
• United Surgical Partners International, Inc. 1,400	42
UnitedHealth Group, Inc. 42,200	2,147
• Universal Health Services, Class B 4,000	188
• Urologix, Inc. 1,800	8
• US Oncology, Inc. 5,200	57
• USANA Health Sciences, Inc. 1,000	33
• Utah Medical Products, Inc. 2,500	59
• Varian Medical Systems, Inc. 4,700	301
• Vaxgen, Inc. 600	6
• VCA Antech, Inc. 2,700	76
• Ventana Medical Systems, Inc. 1,200	50
• Vertex Pharmaceuticals, Inc. 3,144	41
• Viasys Healthcare, Inc. 1,482	27
• Vical, Inc. 1,600	9
• Viropharma, Inc. 1,000	3
• Visx, Inc. 3,100	75
Vital Signs, Inc. 1,900	58
• Watson Pharmaceuticals, Inc. 7,732	304
• WellPoint Health Networks, Inc. 10,180	905
West Pharmaceutical Services, Inc. 3,300	109
• Wright Medical Group, Inc. 1,700	50
Wyeth 96,900	4,277
• XOMA Ltd. 2,400	18
Young Innovations, Inc. 2,000	60
• Zimmer Holdings, Inc. 13,300	849
• Zymogenetics, Inc. 2,000	25
	111,298

Household Products 1.9%

Alberto-Culver Co., Class B 3,300	209
Avon Products, Inc. 17,000	1,155
Church & Dwight Co., Inc. 3,300	123
Clorox Co. 27,000	1,223
Colgate-Palmolive Co. 35,500	1,888
The Dial Corp. 13,100	315
The Estee Lauder Cos., Inc., Class A 10,300	385
The Gillette Co. 70,900	2,262
Inter Parfums, Inc. 675	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
International Flavors & Fragrances, Inc. 4,400	146
Nu Skin Enterprises, Inc., Class A 6,500	103
Procter & Gamble Co. 93,700	9,210
	17,028

Insurance 4.4%

21st Century Holding Co. 1,000	19
21st Century Insurance Group 7,200	101
Aetna, Inc. 14,800	850
AFLAC, Inc. 37,600	1,372
Alfa Corp. 4,800	62
• Alleghany Corp. 212	43
• Allmerica Financial Corp. 2,400	64
The Allstate Corp. 50,874	2,010
AMBAC Financial Group, Inc. 7,250	513
American Financial Group, Inc. 5,500	122
❽ American International Group, Inc. 185,222	11,267
• American Medical Security Group, Inc. 5,600	128
American National Insurance Co. 1,300	108
AmerUs Group Co. 1,900	72
AON Corp. 23,000	504
• Arch Capital Group Ltd. 1,400	51
• Argonaut Group, Inc. 2,400	38
Arthur J. Gallagher & Co. 4,300	125
Baldwin & Lyons, Inc., Class B 750	18
Brown & Brown, Inc. 3,000	91
Chubb Corp. 13,547	905
CIGNA Corp. 10,300	588
Cincinnati Financial Corp. 12,200	499
• Clark, Inc. 1,700	26
• CNA Financial Corp. 15,700	339
• CNA Surety Corp. 2,200	24
Commerce Group, Inc. 1,600	64
Crawford & Co., Class B 1,600	11
Delphi Financial Group, Inc., Class A 3,010	152
EMC Insurance Group, Inc. 1,200	20
Erie Indemnity Co., Class A 3,000	120
FBL Financial Group, Inc., Class A 2,090	55
Fidelity National Financial, Inc. 14,503	448
First American Corp. 4,800	137

Security and Number of Shares	Mkt. Value ($ x 1,000)
First United Corp. 2,200	51
•FPIC Insurance Group, Inc. 400	7
Fremont General Corp. 2,000	33
Great American Financial Resources, Inc. 2,800	44
Harleysville Group, Inc. 1,800	40
Hartford Financial Services Group, Inc. 19,400	1,065
HCC Insurance Holdings, Inc. 2,100	61
Hilb, Rogal & Hamilton Co. 2,000	60
Hooper Holmes, Inc. 2,100	11
Horace Mann Educators Corp. 1,800	24
Independence Holding Co. 1,500	35
Infinity Property & Casualty Corp. 2,500	81
Jefferson-Pilot Corp. 10,100	482
John Hancock Financial Services, Inc. 19,900	703
Liberty Corp. 1,000	45
Lincoln National Corp. 12,600	503
Loews Corp. 12,500	537
•Markel Corp. 300	76
Marsh & McLennan Cos., Inc. 43,000	1,838
MBIA, Inc. 9,750	581
Mercury General Corp. 2,900	138
Metlife, Inc. 55,500	1,743
MGIC Investment Corp. 6,300	323
•MIIX Group, Inc. 2,400	4
Mony Group, Inc. 1,500	48
•National Medical Health Card Systems, Inc. 800	12
Nationwide Financial Services, Inc., Class A 1,300	44
•Navigators Group, Inc. 1,500	48
NYMAGIC, Inc. 2,100	50
Odyssey Re Holdings Corp. 2,900	61
•Ohio Casualty Corp. 3,000	46
Old Republic International Corp. 10,900	392
•Penn Treaty American Corp. 600	1
Penn-America Group, Inc. 1,400	21
•Philadelphia Consolidated Holding Co. 1,000	47
The Phoenix Cos., Inc. 4,500	49
PMA Capital Corp., Class A 700	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
The PMI Group, Inc. 5,600	214
Presidential Life Corp. 1,000	15
Principal Financial Group, Inc. 22,400	702
•ProAssurance Corp. 1,670	50
The Progressive Corp. 23,300	1,720
Protective Life Corp. 5,500	179
Prudential Financial, Inc. 38,500	1,488
Radian Group, Inc. 9,202	487
Reinsurance Group of America, Inc. 2,600	104
RLI Corp. 2,800	94
Safeco Corp. 10,000	367
Safety Insurance Group, Inc. 1,000	16
SCPIE Holdings, Inc. 700	9
Selective Insurance Group, Inc. 1,200	37
•SNTL Corp. - Litigation Trust Certificates 1,300	—
St. Paul Cos., Inc. 16,200	618
Stancorp Financial Group, Inc. 2,500	158
State Auto Financial Corp. 1,300	35
Sterling Financial Corp. 1,000	28
•Stewart Information Services Corp. 3,700	115
Torchmark Corp. 10,600	465
Transatlantic Holdings, Inc. 2,650	203
Travelers Property Casualty Corp., Class A 20,549	335
Travelers Property Casualty Corp., Class B 36,790	602
•Triad Guaranty, Inc. 1,700	84
•UICI 2,500	37
United Fire & Casualty Co. 500	20
Unitrin, Inc. 3,100	115
UnumProvident Corp. 13,414	220
•USI Holdings Corp. 4,500	57
W.R. Berkley Corp. 10,200	350
•WellChoice, Inc. 2,500	81
Zenith National Insurance Corp. 1,100	34
	39,298

Media 4.0%

•Acme Communications, Inc. 1,900	16
•Adolor Corp. 1,700	31
Advanced Marketing Services, Inc. 900	10
•AMC Entertainment, Inc. 2,900	40

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•American Tower Corp., Class A 14,500	168
Banta Corp. 2,700	103
Belo Corp., Class A 9,400	256
Blockbuster, Inc., Class A 6,900	133
•Cablevision Systems Corp., NY Group, Class A 16,300	329
Cadmus Communications Corp. 1,900	23
•Charter Communications, Inc., Class A 20,300	87
Clear Channel Communications, Inc. 44,221	1,805
•CNET Networks, Inc. 9,983	81
•Comcast Corp., Class A 68,336	2,318
•Comcast Corp., Special Class A 42,800	1,396
•Consolidated Graphics, Inc. 3,900	108
•Cox Communications, Inc., Class A 42,135	1,436
•Crown Media Holdings, Inc., Class A 3,500	31
•Cumulus Media, Inc., Class A 2,600	49
•Daily Journal Corp. 500	14
•DGSE Cos., Inc. 700	1
Dow Jones & Co., Inc. 5,000	260
The E.W. Scripps Co., Class A 6,000	558
•EchoStar Communications Corp., Class A 18,300	701
•Emmis Communications Corp., Class A 4,300	95
•Entercom Communications Corp. 3,000	137
•Entravision Communications Corp., Class A 5,000	48
•Fox Entertainment Group, Inc., Class A 25,350	702
Gannett Co., Inc. 18,500	1,556
•Gaylord Entertainment Co. 1,800	49
•GC Cos., Inc. 500	—
Gray Television, Inc. 3,100	39
Gray Television, Inc., Class A 1,000	13
Harte-Hanks, Inc. 8,100	161
Hollinger International, Inc. 7,300	98
•Information Holdings, Inc. 2,200	49
•Insight Communications Co. 2,700	26
•InterActiveCorp 47,117	1,730
John Wiley & Sons, Class A 3,800	99
•Journal Register Co. 3,200	64

Security and Number of Shares	Mkt. Value ($ x 1,000)
Knight-Ridder, Inc. 5,700	418
Lee Enterprises, Inc. 2,500	105
•Lifeline Systems, Inc. 2,300	81
•Lin TV Corp., Class A 3,300	74
•Lynch Interactive Corp. 900	23
•Martha Stewart Living Omnimedia, Class A 1,400	14
McClatchy Co., Class A 7,200	466
The McGraw-Hill Cos., Inc. 17,300	1,158
Media General, Inc., Class A 2,000	132
•Mediacom Communications Corp. 7,600	53
Meredith Corp. 6,000	291
•Merrimac Industries, Inc. 600	3
•Metro-Goldwyn-Mayer, Inc. 13,134	210
New York Times Co., Class A 10,200	485
•PanAmSat Corp. 15,400	319
•Quipp, Inc. 900	11
R.R. Donnelley & Sons Co. 7,700	200
•Radio One, Inc., Class A 9,500	152
•Radio Unica Communications Corp. 300	—
The Reader's Digest Association, Inc., Class A 7,300	108
Regal Entertainment Group, Class A 4,200	86
•Saga Communications, Inc., Class A 1,250	24
•Salem Communications Corp., Class A 900	21
•Scholastic Corp. 2,200	68
•Sinclair Broadcast Group, Inc., Class A 2,300	27
Thomas Nelson, Inc. 800	13
•Time Warner, Inc. 329,252	5,034
•Tivo, Inc. 4,500	36
Tribune Co. 21,900	1,074
•Univision Communications, Inc., Class A 23,010	781
•Valassis Communications, Inc. 5,900	153
•Valuevision Media, Inc., Class A 1,400	23
Viacom, Inc., Class B 128,012	5,104
The Walt Disney Co. 146,650	3,320
Washington Post, Class B 600	443
•Westwood One, Inc. 7,200	216
•XM Satellite Radio Holdings, Inc., Class A 10,300	209
	35,755

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous 0.5%	
3M Co. 56,000	4,417
•ABX Air, Inc. 6,900	24
•ANC Rental Corp. 3,037	—
•AT&T Latin America Corp., Class A 2,100	—
•Breakaway Solutions, Inc. 1,400	—
•Coinstar, Inc. 5,200	76
Harbor Global Co. Ltd. 160	2
•i2 Technologies, Inc. 15,300	27
•Jupiter Media Metrix, Inc. 1,673	—
•NetFlix, Inc. 3,000	172
•Nucentrix Broadband Networks, Inc. 2,100	—
•Scient, Inc. 624	—
•Vialta, Inc. 34	—
	4,718
Miscellaneous Finance 8.5%	
1st Source Corp. 1,571	31
•A.B. Watley Group, Inc. 1,300	—
A.G. Edwards, Inc. 5,900	239
•Acacia Research – Acacia Technologies 330	2
•Acacia Research – CombiMatrix 184	1
•Actrade Financial Technologies Ltd. 1,000	1
Advanta Corp., Class A 7,400	81
•Affiliated Managers Group, Inc. 1,200	87
Alliance Capital Management Holding L.P. 5,200	175
Allied Capital Corp. 8,515	212
Amcore Financial, Inc. 1,200	32
American Capital Strategies Ltd. 5,100	138
American Express Co. 94,150	4,418
American Home Mortgage Holdings, Inc. 2,000	42
•AmeriCredit Corp. 3,800	51
•Ameritrade Holding Corp. 28,800	393
Asta Funding, Inc. 1,000	30
Astoria Financial Corp. 7,000	242
Bank of the Ozarks, Inc. 1,400	60
•Bankunited Financial Corp., Class A 2,200	49
Banner Corp. 1,200	28

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Bay View Capital Corp. 5,061	31
The Bear Stearns Cos., Inc. 13,620	1,039
•Berkshire Hathaway, Inc., Class A 92	7,159
Berkshire Hills Bancorp, Inc. 1,400	50
Blackrock, Inc. 400	21
•Boca Resorts, Inc., Class A 1,800	24
•BOK Financial Corp. 3,437	130
BP Prudhoe Bay Royalty Trust 2,200	46
•Cadiz, Inc. 2,100	—
Camco Financial Corp. 700	12
•Capital Corp. of the West 1,050	40
Capital One Financial Corp. 17,600	1,070
Cash America International, Inc. 2,500	48
Cathay Bancorp., Inc. 1,600	77
Central Pacific Financial Co. 900	24
▪The Charles Schwab Corp. 98,620	1,337
Charter Financial Corp. 900	30
Charter Municipal Mortgage Acceptance Co. 1,400	27
Charter One Financial, Inc. 15,125	483
Chesterfield Financial Corp. 1,500	35
Chicago Mercantile Exchange 1,800	122
CIT Group, Inc. 16,100	541
▲❹ Citigroup, Inc. 376,436	17,843
Citizens First Bancorp, Inc. 700	16
Coastal Bancorp, Inc. 800	27
Coastal Financial Corp. 2,281	37
•The Commercial Capital Bancorp, Inc. 2,500	47
Commercial Federal Corp. 2,300	59
•CompuCredit Corp. 4,400	87
•Corrections Corp. of America 3,828	94
Countrywide Financial Corp. 8,900	936
Cross Timbers Royalty Trust 1,500	38
CVB Financial Corp. 2,166	43
Downey Financial Corp. 2,000	92
•DVI, Inc. 1,200	—
•E∗TRADE Group, Inc. 25,035	258
East-West Bancorp, Inc. 1,300	64
Eaton Vance Corp. 5,800	202
•eSpeed, Inc., Class A 3,300	90
Fannie Mae 69,900	5,011
Federated Investors, Inc., Class B 7,450	206

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fidelity Bankshares, Inc. 1,933	52
• Financial Federal Corp. 800	27
Financial Industries Corp. 700	10
First Financial Corp. 600	18
First Financial Holdings, Inc. 1,400	42
First Indiana Corp. 1,375	25
First Place Financial Corp. 2,900	56
First Sentinel Bancorp., Inc. 2,300	43
Flagstar Bancorp., Inc. 4,500	100
Flushing Financial Corp. 1,200	29
Franklin Resources, Inc. 17,600	835
Freddie Mac 50,500	2,835
• Gabelli Asset Management, Inc., Class A 700	25
Glacier Bancorp, Inc. 550	17
Golden West Financial Corp. 10,400	1,044
Goldman Sachs Group, Inc. 36,400	3,418
• Golf Trust of America, Inc. L.P. 2,400	7
GreenPoint Financial Corp. 9,150	285
• Hawthorne Financial Corp. 1,050	27
Heritage Financial Corp. 700	15
Hudson River Bancorp 1,600	53
Hugoton Royalty Trust 3,300	66
IBERIABANK Corp. 700	36
Independence Community Bank Corp. 3,600	132
Independent Bank Corp. Michigan 1,637	47
IndyMac Bancorp, Inc. 3,400	100
• Instinet Group, Inc. 1,200	7
International Bancshares Corp. 1,877	86
Interpool, Inc. 1,200	18
• Investment Technology Group, Inc. 2,250	45
Investors Financial Services Corp. 5,500	194
• ITLA Capital Corp. 700	33
Janus Capital Group, Inc. 16,500	233
Jefferies Group, Inc. 1,600	50
Klamath First Bancorp, Inc. 2,700	65
• Knight Trading Group, Inc. 9,700	134
• LabOne, Inc. 2,100	58
LaBranche & Co., Inc. 2,400	25
Legg Mason, Inc. 4,200	350
Lehman Brothers Holdings, Inc. 16,500	1,188
Leucadia National Corp. 3,100	130
• Local Financial Corp. 2,000	39
• Mail-Well, Inc. 1,300	5
MB Financial, Inc. 1,200	57
MBNA Corp. 97,650	2,417
MCG Capital Corp. 2,200	39
McGrath RentCorp 800	23
• Meritage Corp. 1,000	59
Merrill Lynch & Co., Inc. 68,800	4,073
Metris Cos., Inc. 3,000	14
• MicroFinancial, Inc. 1,900	6
The Midland Co. 1,800	41
Moody's Corp. 10,300	596
Morgan Stanley 79,800	4,379
MutualFirst Financial, Inc. 2,000	56
• National Financial Partners Corp. 2,500	68
• National Western Life Insurance Co., Class A 300	43
• NCO Portfolio Management, Inc. 2,600	18
New Century Financial Corp. 3,600	133
New York Community Bancorp., Inc. 9,736	352
• NextCard, Inc. 2,600	—
• North American Scientific, Inc. 700	5
Northrim BanCorp, Inc. 2,500	52
Northway Financial, Inc. 200	7
Northwest Bancorp, Inc. 2,500	52
Nueberger Berman, Inc. 3,950	171
Nuveen Investments, Inc., Class A 6,300	176
Oak Hill Financial, Inc. 1,000	30
• Ocwen Financial Corp. 2,920	14
PAB Bankshares, Inc. 700	10
Pacific Capital Bancorp. 2,133	73
Pacific Northwest Bancorp 1,000	39
Partners Trust Financial Group, Inc. 1,700	43
The Peoples Holding Co. 500	24
• Petrocorp, Inc. 3,000	40
PMC Commercial Trust 1,500	21
• Portfolio Recovery Associates, Inc. 2,000	52
Provident Financial Holdings 500	16
• Providian Financial Corp. 18,900	210
R&G Financial Corp., Class B 1,700	56
Raymond James Financial, Inc. 4,600	188

 See financial notes.

Security and Number of Shares		Mkt. Value ($ x 1,000)
Resource America, Inc., Class A	2,000	25
Roslyn Bancorp., Inc.	4,550	123
Santander BanCorp	1,760	44
•Saxon Capital, Inc.	1,000	19
Seacoast Financial Services Corp.	1,973	51
SEI Investments Co.	7,200	210
•Siebert Financial Corp.	2,900	12
SLM Corp.	31,800	1,245
•SoundView Technology Group, Inc.	600	7
Southern Financial Bancorp, Inc.	253	9
Sovereign Bancorp., Inc.	19,860	413
State Financial Services Corp., Class A	2,000	53
Staten Island Bancorp., Inc.	2,900	58
Student Loan Corp.	1,700	220
SWS Group, Inc.	1,141	25
T. Rowe Price Group, Inc.	8,200	337
•Tarragon Realty Investors, Inc.	2,359	37
TF Financial Corp.	700	23
•UnitedGlobalCom, Inc., Class A	2,200	16
Value Line, Inc.	300	15
W Holding Co., Inc.	2,100	49
W.P. Carey & Co. LLC	1,600	52
Waddell & Reed Financial, Inc., Class A	4,750	105
Washington Federal, Inc.	4,064	107
Washington Mutual, Inc.	66,078	2,891
Waypoint Financial Corp.	1,651	34
Webster Financial Corp.	3,012	135
•Wellsford Real Properties, Inc.	1,400	25
Wesco Financial Corp.	200	66
Westwood Holdings Group, Inc.	285	5
•WFS Financial, Inc.	4,100	179
White Mountains Insurance Group, Inc.	200	85
Willow Grove Bancorp, Inc.	1,596	27
•World Acceptance Corp.	2,500	45
		76,212

Non-Durables & Entertainment 1.4%

Security and Number of Shares		Mkt. Value ($ x 1,000)
•The 3DO Co.	262	—
•A.T. Cross Co., Class A	2,400	15
Action Performance Cos., Inc.	1,100	23
•Activision, Inc.	4,950	75

Security and Number of Shares		Mkt. Value ($ x 1,000)
•AFC Enterprises, Inc.	1,000	17
•American Greetings Corp., Class A	8,500	181
Applebee's International, Inc.	2,775	104
Bob Evans Farms, Inc.	2,200	65
Boyd Gaming Corp.	2,800	43
•Boyds Collection Ltd.	2,200	11
•Brinker International, Inc.	6,900	220
•Buca, Inc.	1,100	6
CBRL Group, Inc.	3,300	128
•CEC Entertainment, Inc.	1,350	66
•Centillium Communications, Inc.	1,000	5
•Championship Auto Racing Teams, Inc.	1,000	—
•The Cheesecake Factory	1,925	77
Churchill Downs, Inc.	900	35
•CKE Restaurants, Inc.	1,800	13
Darden Restaurants, Inc.	10,800	226
•Dave and Buster's, Inc.	1,700	22
•Department 56, Inc.	3,300	46
Dover Motorsports, Inc.	1,400	5
•Drew Industries, Inc.	2,500	63
•Electronic Arts, Inc.	10,100	1,000
•Electronics Boutique Holdings Corp.	1,300	37
•Enesco Group, Inc.	1,100	11
•Equity Marketing, Inc.	500	7
The First Years, Inc.	4,000	57
Fortune Brands, Inc.	17,700	1,153
•Fossil, Inc.	1,975	53
•Garden Fresh Restaurant Corp.	1,700	27
Handleman Co.	6,600	117
Hasbro, Inc.	12,000	262
•Hibbet Sporting Goods, Inc.	1,575	43
•Hollywood Media Corp.	1,100	2
IHOP Corp.	500	19
International Game Technology	23,600	773
International Speedway Corp., Class A	3,245	138
•Isle of Capri Casinos, Inc.	9,400	196
•Jack in the Box, Inc.	1,700	31
•Krispy Kreme Doughnuts, Inc.	2,100	91
Lancaster Colony Corp.	3,400	135

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Landry's Restaurants, Inc. 1,800	45
Lone Star Steakhouse & Saloon, Inc. 4,400	96
•Luby's, Inc. 1,400	4
•Marvel Enterprises, Inc. 7,800	230
Mattel, Inc. 31,300	606
McDonald's Corp. 91,800	2,296
•Midway Games, Inc. 2,100	6
Movado Group, Inc. 3,700	89
•O'Charleys, Inc. 400	7
•On Command Corp. 1,500	3
Oneida Ltd. 700	3
Outback Steakhouse, Inc. 4,500	189
•P.F. Chang's China Bistro, Inc. 800	39
•Panera Bread Co., Class A 800	32
•Papa John's International, Inc. 1,700	45
•Peco II, Inc. 1,200	1
•Penn National Gaming, Inc. 1,900	45
Rare Hospitality International Inc. 825	20
•RC2 Corp. 2,200	47
Regis Corp. 3,900	148
Riviana Foods, Inc. 1,200	33
Ruby Tuesday, Inc. 3,100	85
Russ Berrie & Co., Inc. 1,000	36
•Ryan's Family Steak Houses, Inc. 2,250	31
•SCP Pool Corp. 1,275	45
•Service Corp. International 20,100	98
•Smith & Wollensky Restaurant Group, Inc. 900	5
•Sonic Corp. 1,875	52
•Sotheby's Holdings, Inc., Class A 2,800	30
•Starbucks Corp. 28,300	894
•The Steak N Shake Co. 1,580	27
•Stewart Enterprises, Inc., Class A 4,200	17
•Student Advantage, Inc. 19	–
•Take-Two Interactive Software, Inc. 8,000	316
The Topps Co., Inc. 1,700	17
•Trans World Entertainment Corp. 1,500	10
Triarc Cos., Inc., Class B 1,400	15
Triarc Cos., Inc. 700	7
Tupperware Corp. 2,300	35
Wendy's International, Inc. 7,300	270

Security and Number of Shares	Mkt. Value ($ x 1,000)
World Wrestling Entertainment, Inc. 900	10
•Yum! Brands, Inc. 21,500	734
	12,316

Non-Ferrous Metals 0.4%

•A.M. Castle & Co. 1,500	8
Alcoa, Inc. 58,464	1,846
•Brush Engineered Materials, Inc. 1,100	14
•Century Aluminum Co. 600	10
Commercial Metals Co. 1,000	25
Commonwealth Industries, Inc. 1,300	9
•Encore Wire Corp. 500	8
Engelhard Corp. 9,300	266
Freeport-McMoran Copper & Gold, Inc., Class B 16,000	620
•Imco Recycling, Inc. 2,400	18
•Kaiser Aluminum Corp. 2,000	–
Minerals Technologies, Inc. 3,100	170
•Mueller Industries, Inc. 1,700	54
•Phelps Dodge Corp. 7,330	452
Reliance Steel & Aluminum Co. 1,250	36
•RTI International Metals, Inc. 4,000	48
Southern Peru Copper Corp. 1,500	43
•Stillwater Mining Co. 1,133	8
•Titanium Metals Corp. 180	6
•Wolverine Tube, Inc. 1,000	5
	3,646

Oil: Domestic 1.1%

Amerada Hess Corp. 6,400	330
Ashland, Inc. 4,000	149
•CAL Dive International, Inc. 1,500	31
Chesapeake Energy Corp. 6,600	79
•Comstock Resources, Inc. 4,500	67
ConocoPhillips 47,598	2,720
Consol Energy, Inc. 5,800	126
Crosstex Energy L.P. 1,000	42
Diamond Offshore Drilling, Inc. 9,300	172
•Enbridge Energy Management LLC 1,064	48
•Encore Acquisition Co. 1,500	35
•Energy Partners Ltd. 1,700	20
Frontier Oil Corp. 3,600	58

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Global Industries Ltd. 4,400	20
•Gulf Island Fabrication, Inc. 2,800	42
•Gulfmark Offshore, Inc. 1,600	22
•Harvest Natural Resources, Inc. 6,000	41
Holly Corp. 2,000	50
•Houston Exploration Co. 5,400	189
Kaneb Services LLC 1,466	41
Kerr-McGee Corp. 10,519	437
Magellan Midstream Partners 1,200	58
•Magnum Hunter Resources, Inc. 1,750	15
Marathon Oil Corp. 23,000	680
Markwest Energy Partners L.P. 500	19
•Meridian Resource Corp. 3,100	12
Murphy Oil Corp. 6,000	354
•Nabors Industries Ltd. 9,317	352
•National-Oilwell, Inc. 5,569	106
•Newfield Exploration Co. 3,700	147
•Nuevo Energy Co. 2,300	45
•OYO Geospace Corp. 300	4
Pacific Energy Partners L.P. 1,000	26
Patina Oil & Gas Corp. 3,125	132
•Patterson-UTI Energy, Inc. 6,600	189
•Pioneer Natural Resources Co. 8,400	222
•Plains Exploration & Production Co. 2,520	34
Pogo Producing Co. 6,300	263
•Premcor, Inc. 2,600	61
•Pride International, Inc. 5,200	85
•Quicksilver Resource, Inc. 1,400	36
•Remington Oil & Gas Corp. 1,400	25
•Spinnaker Exploration Co. 900	23
St. Mary Land & Exploration Co. 3,700	97
•Stone Energy Corp. 976	35
Sunoco Logistics Partners L.P. 2,000	68
Sunoco, Inc. 5,500	241
•Superior Energy Services, Inc. 4,900	44
•Syntroleum Corp. 4,000	16
TEPPCO Partners L.P. 4,000	151
•Tesoro Petroleum Corp. 4,800	55
•Transmontaigne, Inc. 1,600	9
•Transocean, Inc. 22,731	436
•Ultra Petroleum Corp. 6,500	119
•Universal Compression Holdings, Inc. 400	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
Unocal Corp. 20,007	634
Valero L.P. 1,600	73
•Varco International, Inc. 7,140	126
Vintage Petroleum, Inc. 10,500	121
•Westport Resources Corp. 5,725	137
XTO Energy, Inc. 13,566	321
	10,299

Oil: International 2.6%

•ATP Oil & Gas Corp. 1,600	8
ChevronTexaco Corp. 78,317	5,819
▲❺ Exxon Mobil Corp. 479,816	17,552
GlobalSantaFe Corp. 16,655	375
	23,754

Optical & Photo 0.2%

•APA Optics, Inc. 1,000	3
•August Technology Corp. 1,300	25
•BMC Industries, Inc. 2,100	—
•Corning, Inc. 96,307	1,057
CPI Corp. 400	8
•Drexler Technology Corp. 1,000	15
Eastman Kodak Co. 26,000	635
•Fischer Imaging Corp. 500	2
Imation Corp. 2,000	68
•Ingram Micro, Inc., Class A 10,400	154
•Lexar Media, Inc. 5,400	124
•Meade Instruments Corp. 800	3
•Photronics, Inc. 1,400	30
•Polaroid Corp. 3,800	—
•StockerYale, Inc. 500	1
•Zomax, Inc. 2,000	12
•Zygo Corp. 500	8
	2,145

Paper & Forest Products 0.7%

Boise Cascade Corp. 2,800	79
Bowater, Inc. 2,300	94
•Buckeye Technologies, Inc. 1,200	11
Chesapeake Corp. 1,000	24
CSS Industries, Inc. 900	24
Deltic Timber Corp. 700	20
Georgia-Pacific Corp. 44,365	1,166

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
International Paper Co. 35,304	1,389
• Kadant, Inc. 1	—
Kimberly-Clark Corp. 35,139	1,856
• Louisiana-Pacific Corp. 4,800	91
MeadWestvaco Corp. 8,674	225
• Packaging Corp. of America 6,000	118
Potlatch Corp. 13,400	419
Rayonier, Inc. 1,500	63
Rock-Tennessee Co., Class A 2,000	32
• Smurfit-Stone Container Corp. 10,900	169
Temple-Inland, Inc. 1,900	103
Wausau-Mosinee Paper Corp. 4,700	58
Weyerhaeuser Co. 11,250	678
	6,619

Producer Goods & Manufacturing 4.5%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Aaon, Inc. 1,575	29
• Actuant Corp., Class A 2,840	92
• Advanced Energy Industries, Inc. 3,900	89
• Aeroflex, Inc. 5,400	50
• AGCO Corp. 3,762	68
Alamo Group, Inc. 500	7
Albany International Corp., Class A 3,918	121
• American Standard Cos., Inc. 4,800	459
Ametek, Inc. 2,100	99
Applied Industrial Technologies, Inc. 2,900	65
Aptargroup, Inc. 2,200	79
• Astec Industries, Inc. 500	6
Avery Dennison Corp. 7,200	379
• AZZ, Inc. 700	9
Baldor Electric Co. 3,800	81
Barnes Group, Inc. 700	20
• BE Aerospace, Inc. 1,100	6
BHA Group Holdings, Inc. 1,500	35
• Blount International, Inc. 1,200	6
Blyth, Inc. 2,300	64
Briggs & Stratton Corp. 3,000	195
Butler Manufacturing Co. 1,200	21
• Cantel Medical Corp. 1,381	20
• Capstone Turbine Corp. 2,600	5
Caterpillar, Inc. 26,200	1,920

Security and Number of Shares	Mkt. Value ($ x 1,000)
CIRCOR International, Inc. 1,250	26
Clarcor, Inc. 1,700	69
Cognex Corp. 2,900	78
• Columbus McKinnon Corp. 2,400	13
Cooper Industries Ltd., Class A 7,200	381
• Cuno, Inc. 1,300	52
Curtiss-Wright Corp. 400	30
• CyberCare, Inc. 900	—
• Daisytek International Corp. 1,700	—
Deere & Co. 16,200	982
• DiamondCluster International, Inc., Class A 1,000	9
Dover Corp. 14,200	554
• DT Industries, Inc. 1,200	1
• Duratek, Inc. 1,500	14
Emerson Electric Co. 29,500	1,674
• Evergreen Solar, Inc. 1,000	3
• The Fairchild Corp., Class A 3,100	15
Fastenal Co. 3,600	160
Federal Signal Corp. 2,800	41
• Fisher Scientific International, Inc. 4,900	197
• Flowserve Corp. 3,900	80
• FMC Corp. 3,100	87
• Foster Wheeler Ltd. 2,500	3
Franklin Electric Co., Inc. 1,900	116
• Gardner Denver, Inc. 2,700	56
▲❶ General Electric Co. 714,566	20,730
The Gorman-Rupp Co. 800	19
Graco, Inc. 4,675	178
• GrafTech International Ltd. 2,100	22
Hardinge, Inc. 1,800	17
Harsco Corp. 3,100	119
Helix Technology Corp. 1,100	20
Herman Miller, Inc. 5,700	131
• Hexcel Corp. 2,000	14
HON Industries, Inc. 4,000	164
Honeywell International, Inc. 60,962	1,866
Hubbell, Inc., Class B 3,800	163
Hughes Supply, Inc. 1,300	50
• Ibis Technology Corp. 800	9
IDEX Corp. 2,100	78
Illinois Tool Works, Inc. 22,850	1,681
Ingersoll-Rand Co., Class A 11,200	676

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Ionics, Inc. 400	11
•Jacuzzi Brands, Inc. 2,000	14
•Jarden Corp. 1,100	45
JLG Industries, Inc. 1,800	21
Johnson Controls, Inc. 6,000	645
•Juno Lighting, Inc. 1,429	27
Kaydon Corp. 3,300	78
Kennametal, Inc. 1,500	55
Knape & Vogt Manufacturing Co. 2,200	26
•Kos Pharmaceuticals, Inc. 700	28
•Ladish Co., Inc. 1,300	10
Lawson Products, Inc. 2,000	60
Lennox International, Inc. 5,271	87
Libbey, Inc. 1,500	40
Lincoln Electric Holdings, Inc. 3,900	95
Lone Star Technologies, Inc. 1,700	24
•Magnetek, Inc. 1,500	9
Manitowoc Co., Inc. 1,300	28
•Material Sciences Corp. 4,000	38
Matthews International Corp., Class A 1,900	51
•Maverick Tube Corp. 1,000	17
•Merix Corp. 1,200	21
•Micrel, Inc. 3,600	59
•Middleby Corp. 3,500	91
Milacron, Inc. 2,300	5
•Millipore Corp. 2,600	114
•Modtech Holdings, Inc. 1,000	8
•Moog, Inc., Class A 2,350	100
MSC Industrial Direct Co., Class A 4,300	102
NACCO Industries, Inc., Class A 1,300	102
•NATCO Group, Inc., Class A 1,200	8
NN, Inc. 1,800	22
Nordson Corp. 4,000	111
•Oceaneering International, Inc. 1,300	30
Pall Corp. 8,400	197
•Park-Ohio Holdings Corp. 2,600	23
Parker Hannifin Corp. 8,500	433
Penn Engineering & Manufacturing Corp. 1,000	18
Pentair, Inc. 3,500	144
•Plug Power, Inc. 2,248	14
•Possis Medical, Inc. 1,100	18

Security and Number of Shares	Mkt. Value ($ x 1,000)
Precision Castparts Corp. 4,300	177
•Presstek, Inc. 1,100	8
•Proton Energy Systems, Inc. 1,400	4
Regal Beloit 1,200	24
•Research Frontiers, Inc. 800	8
Robbins & Myers, Inc. 1,400	30
•ROHN Industries, Inc. 1,800	–
Roper Industries, Inc. 1,500	74
•Safeguard Scientifics, Inc. 3,300	13
Sauer-Danfoss, Inc. 2,300	33
•Sequa Corp., Class A 2,800	134
•The Shaw Group, Inc. 2,000	27
Snap-On, Inc. 4,000	117
•SPS Technologies, Inc. 1,200	59
•SPX Corp. 8,610	414
Standex International Corp. 3,000	76
Steelcase, Inc., Class A 3,500	41
Stewart & Stevenson Services, Inc. 1,000	17
•Strattec Security Corp. 1,500	80
Tecumseh Products Co., Class A 700	29
Teleflex, Inc. 1,800	83
Tennant Co. 2,100	83
•Tenneco Automotive, Inc. 1,980	12
•Terex Corp. 1,200	27
The Timken Co. 7,300	122
Trinity Industries, Inc. 1,100	28
•Triumph Group, Inc. 1,200	39
•Ultratech Stepper, Inc. 1,300	41
Valhi, Inc. 8,600	108
Valmont Industries, Inc. 2,400	50
W.W. Grainger, Inc. 7,300	334
Watsco, Inc. 3,400	73
Watts Water Technologies, Inc., Class A 1,500	27
Woodward Governor Co. 500	23
X-Rite, Inc. 2,000	22
York International Corp. 3,800	151
	40,120

Railroad & Shipping 0.4%

Alexander & Baldwin, Inc. 5,600	174
Burlington Northern Santa Fe Corp. 27,800	804

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
CSX Corp. 14,600	465
Florida East Coast Industries, Class A 3,600	107
GATX Corp. 4,000	90
•Greenbrier Cos., Inc. 1,600	20
•Kansas City Southern Railway 2,550	34
Maritrans, Inc. 2,500	39
Norfolk Southern Corp. 26,400	532
•OMI Corp. 4,000	27
Overseas Shipholding Group 1,200	33
•SCS Transportation, Inc. 1,600	24
Union Pacific Corp. 19,500	1,221
Wabtec Corp. 2,828	43
	3,613

Real Property 1.7%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Alexander's, Inc. 700	75
Alexandria Real Estate Equities, Inc. 2,500	127
AMB Property Corp. 4,800	144
American Land Lease, Inc. 1,700	31
American Mortgage Acceptance Co. 1,500	25
•American Real Estate Partners L.P. 2,300	27
•American Realty Investors, Inc. 1,037	11
•American Retirement Corp. 700	2
AMLI Residential Properties 1,000	25
Annaly Mortgage Management, Inc. 6,900	113
Anthracite Capital, Inc. 4,900	50
Anworth Mortgage Asset Corp. 1,000	14
Apartment Investment & Management Co., Class A 7,400	303
Archstone-Smith Trust 15,285	408
Arden Realty, Inc. 5,500	154
AvalonBay Communities, Inc. 6,100	279
•Avatar Holdings, Inc. 700	23
Bedford Property Investors, Inc. 2,900	76
Boston Properties, Inc. 7,400	327
Brandywine Realty Trust 3,000	76
BRE Properties, Class A 2,500	81
Burnham Pacific Properties, Inc. 2,400	1
Camden Property Trust 2,300	91
Capital Automotive Real Estate Investment Trust 3,300	103
Capstead Mortgage Corp. 2,240	30

Security and Number of Shares	Mkt. Value ($ x 1,000)
CarrAmerica Realty Corp. 2,900	87
Catellus Development Corp. 6,600	147
CBL & Associates Properties, Inc. 2,200	117
Centerpoint Properties Trust 1,800	122
Chelsea Property Group, Inc. 4,000	197
Colonial Properties Trust 2,500	92
Commercial Net Lease Realty 3,320	57
Cornerstone Realty Income Trust, Inc. 2,200	18
Corporate Office Properties Trust SBI 3,500	68
Correctional Properties Trust 1,600	43
Cousins Properties, Inc. 2,700	78
Crescent Real Estate Equity Co. 7,400	114
Developers Diversified Realty Corp. 5,112	148
Duke Realty Corp. 10,490	307
EastGroup Properties, Inc. 900	26
Entertainment Properties Trust 2,700	87
Equity Inns, Inc. 2,700	23
Equity Office Properties Trust 27,738	777
Equity One, Inc. 6,600	111
Equity Residential 18,700	547
Essex Property Trust, Inc. 2,600	156
Federal Realty Investment Trust 2,700	102
FelCor Lodging Trust, Inc. 3,200	33
First Industrial Realty Trust 2,600	84
Forest City Enterprises, Inc., Class A 2,700	120
Gables Residential Trust 3,500	113
General Growth Properties, Inc. 5,200	398
Getty Realty Corp. 2,000	49
Glenborough Realty Trust, Inc. 2,900	57
Glimcher Realty Trust 3,800	80
Great Lakes Real Estate Investment Trust 1,000	16
Health Care Property Investors, Inc. 5,324	248
Health Care Real Estate Investment Trust, Inc. 2,700	90
Healthcare Realty Trust, Inc. 2,400	81
Heritage Property Investment Trust 2,000	56
Highwoods Properties, Inc. 3,100	77
Home Properties of NY, Inc. 2,500	96
•Homestore, Inc. 4,200	15
Hospitality Properties Trust 3,500	128
•Host Marriott Corp. 20,400	213
HRPT Properties Trust 7,100	66

Security and Number of Shares		Mkt. Value ($ x 1,000)
IMPAC Mortgage Holdings, Inc.	4,800	72
Innkeepers USA Trust	1,500	13
iStar Financial, Inc.	6,890	262
•Jones Lang LaSalle, Inc.	2,300	44
Keystone Property Trust	1,300	26
Kilroy Realty Corp.	2,300	66
Kimco Realty Corp.	6,850	285
Koger Equity, Inc.	2,700	52
Kramont Realty Trust	1,400	24
LaSalle Hotel Properties	1,000	17
Lexington Corp. Properties Trust	3,000	58
Liberty Property Trust	5,300	193
LNR Property Corp.	1,200	49
LTC Properties, Inc.	2,800	33
The Macerich Co.	2,700	109
Mack-Cali Realty Corp.	3,400	128
Maguire Properties, Inc.	3,000	65
Manufactured Home Communities, Inc.	3,000	114
•Meristar Hospitality Corp.	2,200	15
MI Developments, Inc.	229	6
Mid-America Apartment Communities, Inc.	2,500	78
The Mills Corp.	2,400	98
National Health Investors, Inc.	3,100	66
National Health Realty, Inc.	2,300	39
Nationwide Health Properties, Inc.	5,100	93
New Plan Excel Realty Trust	6,000	136
Newhall Land & Farming Co. L.P.	2,500	100
Novastar Financial, Inc.	1,000	74
Omega Healthcare Investors, Inc.	2,784	21
Pan Pacific Retail Properties, Inc.	2,201	98
Parkway Properties, Inc.	500	22
Plum Creek Timber Co., Inc.	12,547	331
Post Properties, Inc.	2,200	58
Prentiss Properties Trust	2,700	82
•Price Legacy Corp.	242	1
ProLogis	12,574	371
PS Business Parks, Inc.	500	19
Public Storage, Inc.	8,400	336
RAIT Investment Trust	3,300	77
Ramco-Gershenson Properties	1,400	34
Realty Income Corp.	2,300	91

Security and Number of Shares		Mkt. Value ($ x 1,000)
Reckson Associates Realty Corp.	2,800	62
Redwood Trust, Inc.	2,500	124
Regency Centers Corp.	3,200	119
The Rouse Co.	5,400	232
Saul Centers, Inc.	2,100	57
Senior Housing Properties Trust	4,950	74
Shelbourne Properties I, Inc.	500	9
Shelbourne Properties III, Inc.	500	8
Shurgard Storage Centers, Inc., Class A	3,000	109
Simon Property Group, Inc.	14,900	672
SL Green Realty Corp.	1,700	61
Sovran Self Storage, Inc.	800	27
The St. Joe Co.	5,300	175
Summit Properties, Inc.	3,300	74
Sun Communities, Inc.	500	18
Tanger Factory Outlet Centers	800	32
Taubman Centers, Inc.	4,100	83
Thornburg Mortgage, Inc.	5,300	144
The Town & Country Trust	1,000	23
•Trammell Crow Co.	1,300	18
Trizec Properties, Inc.	10,200	136
United Dominion Realty Trust, Inc.	9,400	164
Universal Health Realty Income	900	25
Urstadt Biddle Properties, Inc.	500	7
Urstadt Biddle Properties, Inc., Class A	1,000	14
US Restaurant Properties, Inc.	1,000	16
Ventas, Inc.	5,800	108
Vornado Realty Trust	8,000	404
Washington Real Estate Investment Trust	3,100	92
Weingarten Realty Investment	3,650	158
		15,141

Retail 6.8%

•1-800-Flowers.com, Inc., Class A	3,700	39
•99 Cents Only Stores	3,066	91
•A.C. Moore Arts & Crafts, Inc.	1,400	32
•Abercrombie & Fitch Co., Class A	8,300	237
•Advance Auto Parts, Inc.	1,680	131
Albertson's, Inc.	25,468	517
•Alloy, Inc.	3,100	14

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
•Amazon.com, Inc. 28,700	1,562	•The Finish Line, Class A 1,800	55
•American Eagle Outfitters, Inc. 5,050	81	Foot Locker, Inc. 14,100	252
•AnnTaylor Stores Corp. 6,550	234	•Footstar, Inc. 600	4
Arden Group, Inc., Class A 600	42	Fred's, Inc. 3,262	123
•Asbury Automotive Group, Inc. 1,600	27	Friedman's, Inc., Class A 1,500	18
•Autonation, Inc. 21,600	404	•FTD, Inc., Class A 1,500	37
•AutoZone, Inc. 8,900	855	•GameStop Corp., Class A 500	8
•Barnes & Noble, Inc. 7,400	221	The Gap, Inc. 65,900	1,257
•Bed, Bath & Beyond, Inc. 21,200	895	•Genesco, Inc. 1,300	22
•Best Buy Co., Inc. 23,650	1,379	•Great Atlantic & Pacific Tea Co. 2,200	14
•Big Lots, Inc. 11,100	167	•Guitar Center, Inc. 1,700	55
•BJ's Wholesale Club, Inc. 6,100	157	•The Gymboree Corp. 3,100	51
Blair Corp. 1,500	34	Home Depot, Inc. 163,000	6,042
•Borders Group, Inc. 9,000	204	•HOT Topic, Inc. 6,300	181
•Brightpoint, Inc. 1,650	47	•Insight Enterprises, Inc. 2,150	36
•Brookstone, Inc. 4,950	101	J.C. Penney Co., Inc. Holding Co. 20,100	475
Burlington Coat Factory Warehouse Corp. 2,500	54	•Jo-Ann Stores, Inc., Class A 3,300	99
•Carmax, Inc. 3,923	124	•Kirkland's, Inc. 1,000	22
Casey's General Stores, Inc. 2,600	40	•Kohl's Corp. 19,300	1,082
The Cato Corp., Class A 1,200	25	•Kroger Co. 53,300	932
•Central Garden & Pet Co. 1,600	44	Limited Brands, Inc. 39,144	689
•Charming Shoppes, Inc. 3,700	24	•Linens 'N Things, Inc. 4,800	142
•Chico's FAS, Inc. 3,150	118	Longs Drug Stores Corp. 1,800	40
•The Children's Place Retail Stores, Inc. 1,800	54	Lowe's Cos., Inc. 56,200	3,312
Christopher & Banks Corp. 2,650	77	The May Department Stores Co. 13,500	377
Circuit City Stores, Inc. 12,500	119	•The Men's Wearhouse, Inc. 2,400	71
Claire's Stores, Inc. 8,000	310	Michaels Stores, Inc. 4,900	233
•Coldwater Creek, Inc. 1,575	20	•The Neiman Marcus Group, Inc., Class A 2,700	128
•Cole National Corp. 1,300	29	•Nobel Learning Communities, Inc. 500	3
•Cost Plus, Inc. 700	32	Nordstrom, Inc. 10,300	314
•Costco Wholesale Corp. 30,600	1,082	•O'Reilly Automotive, Inc. 2,200	95
CVS Corp. 28,000	985	•Office Depot, Inc. 21,000	314
DEB Shops, Inc. 1,600	31	•OfficeMax, Inc. 6,700	64
Dillards, Inc., Class A 6,000	97	•Pacific Sunwear of California 9,975	230
Dollar General Corp. 25,275	568	•Party City Corp. 1,300	18
•Dollar Tree Stores, Inc. 5,150	197	•Pathmark Stores, Inc. 1,400	10
•The Dress Barn, Inc. 5,500	77	•Payless Shoesource, Inc. 2,406	32
•Duane Reade, Inc. 700	10	•PC Connection, Inc. 3,000	31
•Duckwall-ALCO Stores, Inc. 1,800	27	Pep Boys-Manny, Moe & Jack 2,500	48
Family Dollar Stores, Inc. 7,700	336	PETsMART, Inc. 7,600	195
Federated Department Stores, Inc. 22,400	1,065	Pier 1 Imports, Inc. 3,900	90
		•Pricesmart, Inc. 200	2

116   *See financial notes.*

Security and Number of Shares	Mkt. Value ($ x 1,000)
RadioShack Corp. 11,600	348
•Rent-A-Center, Inc. 5,250	164
•Retail Ventures, Inc. 700	4
•Rite Aid Corp. 34,900	200
Ross Stores, Inc. 4,200	210
Ruddick Corp. 3,100	49
Safeway, Inc. 30,900	652
•Saks, Inc. 16,900	235
•School Specialty, Inc. 1,600	45
Sears, Roebuck & Co. 21,200	1,116
•Shoe Carnival, Inc. 1,200	21
•ShopKo Stores, Inc. 8,900	138
•Spiegel, Inc., Class A 5,000	1
•Staples, Inc. 34,700	931
Talbots, Inc. 5,700	187
Target Corp. 64,600	2,567
Tiffany & Co. 6,500	308
TJX Cos., Inc. 35,400	743
•Too, Inc. 1,742	29
•Toys 'R' Us, Inc. 15,300	199
•Tractor Supply Co. 1,500	63
•Tuesday Morning Corp. 2,500	80
Unifirst Corp. 3,900	103
•United Stationers, Inc. 2,900	108
•Urban Outfitters, Inc. 3,200	107
▲❸ Wal-Mart Stores, Inc. 317,100	18,693
Walgreen Co. 73,900	2,573
Weis Markets, Inc. 1,700	62
•West Marine, Inc. 1,100	24
•The Wet Seal, Inc., Class A 3,075	34
•Whitehall Jewellers, Inc. 1,800	22
•Whole Foods Market, Inc. 3,600	213
•Williams-Sonoma, Inc. 9,200	325
•Winmark Corp. 1,200	22
Winn-Dixie Stores, Inc. 16,800	136
•Zale Corp. 1,260	65
	60,996

Steel 0.1%

•AK Steel Holding Corp. 4,027	10
Allegheny Technologies, Inc. 3,650	28
Ampco-Pittsburgh Corp. 2,800	34
Intermet Corp. 4,100	18

Security and Number of Shares	Mkt. Value ($ x 1,000)
Nucor Corp. 3,000	164
Quanex Corp. 2,500	100
Roanoke Electric Steel Corp. 800	8
Ryerson Tull, Inc. 1,600	13
Schnitzer Steel Industries, Inc., Class A 1,100	41
•Steel Dynamics, Inc. 1,700	32
Steel Technologies, Inc. 700	11
United States Steel Corp. 7,400	175
Worthington Industries, Inc. 4,700	69
	703

Telephone 3.2%

Adtran, Inc. 3,500	238
•Alaska Communications Systems Group, Inc. 2,700	13
Alltel Corp. 23,935	1,131
Applied Signal Technology, Inc. 2,100	43
AT&T Corp. 58,947	1,096
•AT&T Wireless Services, Inc. 192,734	1,397
Atlantic Tele-Network, Inc. 1,300	33
•Avaya, Inc. 30,385	393
BellSouth Corp. 134,450	3,537
•Centennial Communications Corp. 3,500	21
CenturyTel, Inc. 10,500	375
•Cincinnati Bell, Inc. 18,568	95
•Citizens Communications Co. 22,400	279
•Commonwealth Telephone Enterprises, Inc. 9,400	383
•Computer Access Technology Corp. 800	3
•Copper Mountain Networks, Inc. 200	2
•Covad Communications Group, Inc. 7,000	31
•Crown Castle International Corp. 20,900	265
•CTC Communications Group, Inc. 1,550	—
D&E Communications, Inc. 2,000	28
•Ditech Communications Corp. 1,600	17
•Equinix, Inc. 65	1
•Extreme Networks, Inc. 4,500	39
•Finisar Corp. 7,900	25
•Goamerica, Inc. 1,800	1
Hickory Tech Corp. 1,100	13
•ID Systems, Inc. 500	5
•Inet Technologies, Inc. 2,200	30
Inter-Tel, Inc. 6,000	151

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Interdigital Communications Corp. 2,000	34
•ITC Deltacom, Inc. 13	–
•ITXC Corp. 1,600	6
•j2 Global Communications, Inc. 2,000	57
•Level 3 Communications, Inc. 28,000	151
•Liberty Media Corp., Class A 176,077	1,777
•McLeodUSA, Inc., Class A Escrow 21,892	–
•Mpower Holding Corp. 27	–
•Net2Phone, Inc. 1,600	9
•Network Plus Corp. 2,000	–
•Nextel Communications, Inc., Class A 74,600	1,805
•Nextel Partners, Inc., Class A 6,700	81
North Pittsburgh Systems, Inc. 3,500	64
•Novatel Wireless, Inc. 160	1
•NTL, Inc. 3,500	216
NWH, Inc. 1,000	19
•Occam Networks, Inc. 1,900	–
•OmniSky Corp. 2,900	–
•Pegasus Communications Corp. 3,160	58
•PentaStar Communications, Inc. 600	–
•Price Communications Corp. 3,855	48
•Qwest Communications International, Inc. 118,337	418
•RCN Corp. 2,300	3
SBC Communications, Inc. 240,712	5,772
•Sonus Networks, Inc. 15,400	126
Sprint Corp. (FON Group) 72,700	1,163
Sprint Corp. (PCS Group) 70,600	307
•SR Telecom, Inc. 60	–
•Sunrise Telecom, Inc. 2,000	8
Telephone & Data Systems, Inc. 4,300	269
•Time Warner Telecom, Inc., Class A 2,000	21
•Turnstone Systems, Inc. 1,600	5
•U.S. Cellular Corp. 3,600	122
•U.S. Wireless Corp. 400	–
•Ulticom, Inc. 2,300	24
•Utstarcom, Inc. 1,200	38
Verizon Communications, Inc. 200,286	6,730
Warwick Valley Telephone Co. 600	19
•WilTel Communications, Inc. 4,800	85
	29,081

Security and Number of Shares	Mkt. Value ($ x 1,000)
Tobacco 0.8%	
Altria Group, Inc. 144,800	6,733
•M & F Worldwide Corp. 1,200	13
R.J. Reynolds Tobacco Holdings, Inc. 7,332	352
Schweitzer-Mauduit International, Inc. 5,800	154
Universal Corp. 1,800	79
UST, Inc. 7,700	262
Vector Group Ltd. 1,227	20
	7,613
Travel & Recreation 0.7%	
•Alliance Gaming Corp. 3,000	73
•Ambassadors Group, Inc. 1,700	32
•Amerco, Inc. 900	17
•American Classic Voyages Co. 900	–
•Ameristar Casinos, Inc. 1,700	36
•Argosy Gaming Co. 1,600	38
•Aztar Corp. 1,900	40
•Bally Total Fitness Holding Corp. 1,300	9
Brunswick Corp. 13,900	412
Callaway Golf Co. 5,600	91
Carnival Corp. 35,500	1,239
Cedar Fair L.P. 5,300	151
Central Parking Corp. 1,600	19
•Choice Hotels International, Inc. 3,400	112
•Dick's Sporting Goods, Inc. 500	23
•Dollar Thrifty Automotive Group, Inc. 1,000	26
Dover Downs Gaming & Entertainment, Inc. 1,480	14
•Empire Resorts, Inc. 500	6
•Extended Stay America, Inc. 6,300	93
Harrah's Entertainment, Inc. 9,900	431
Hilton Hotels Corp. 27,926	442
•Interstate Hotels & Resorts, Inc. 82	1
•K2, Inc. 1,700	28
•Lakes Entertainment, Inc. 900	12
Mandalay Resort Group 4,100	161
The Marcus Corp. 4,600	69
Marine Products Corp. 180	3
Marriott International, Inc., Class A 16,200	700
•MGM MIRAGE 12,300	437

Schwab Total Stock Market Index Fund®

Security and Number of Shares	Mkt. Value ($ x 1,000)
• MTR Gaming Group, Inc. 2,300	25
• Multimedia Games, Inc. 750	28
• Navigant International, Inc. 4,300	65
• Park Place Entertainment Corp. 20,300	195
• Prime Hospitality Corp. 1,800	16
• Rent-Way, Inc. 3,200	19
• ResortQuest International, Inc. 3,000	22
Royal Caribbean Cruises Ltd. 12,800	380
• Scientific Games Corp., Class A 6,500	86
• Shuffle Master, Inc. 1,250	38
• Six Flags, Inc. 3,500	21
Speedway Motorsports, Inc. 2,300	66
• The Sports Authority, Inc. 370	14
Starwood Hotels & Resorts Worldwide, Inc. 15,230	514
Station Casinos, Inc. 4,650	138
• Stellent, Inc. 1,100	10
• Vail Resorts, Inc. 1,300	17
• WMS Industries, Inc. 1,500	35
	6,404

Trucking & Freight 0.3%

Arkansas Best Corp. 1,100	36
BancTrust Financial Group, Inc. 1,100	17
C.H. Robinson Worldwide, Inc. 7,500	294
CNF, Inc. 2,000	70
• Consolidated Freightways Corp. 2,700	—
Expeditors International Washington, Inc. 5,600	210
• Forward Air Corp. 1,100	32
Heartland Express, Inc. 1,971	49
• J.B. Hunt Transport Services, Inc. 4,000	102
• Knight Transportation, Inc. 1,800	45
• Landstar Systems, Inc. 3,800	278
• Old Dominion Freight Line 1,800	58
Paccar, Inc. 9,400	742
• Pacer International, Inc. 2,800	58
Roadway Corp. 1,400	72
Ryder Systems, Inc. 6,400	192
• Swift Transportation Co., Inc. 5,970	134
USF Corp. 1,300	41
Werner Enterprises, Inc. 3,332	60
• Yellow Corp. 1,200	39
	2,529

Security and Number of Shares	Mkt. Value ($ x 1,000)
Utilities: Electric & Gas 2.7%	
• The AES Corp. 41,596	364
AGL Resources, Inc. 4,300	121
• Allegheny Energy, Inc. 8,000	85
Allete, Inc. 5,700	172
Alliant Energy Corp. 4,300	103
Ameren Corp. 12,100	540
American Electric Power Co., Inc. 28,320	798
American States Water Co. 950	23
Atmos Energy Corp. 1,800	44
Avista Corp. 3,800	65
• BayCorp Holdings Ltd. 6	—
Black Hills Corp. 1,400	45
• Calpine Corp. 12,300	57
Cascade Natural Gas Corp. 1,000	19
Centerpoint Energy, Inc. 21,100	207
Central Vermont Public Service Corp. 2,700	62
CH Energy Group, Inc. 1,900	83
Cinergy Corp. 12,600	457
Cleco Corp. 3,400	57
• CMS Energy Corp. 5,000	41
Consolidated Edison, Inc. 10,300	417
Constellation Energy Group, Inc. 16,800	611
• Covanta Energy Corp. 2,100	—
Dominion Resources, Inc. 21,610	1,331
DPL, Inc. 8,952	163
DTE Energy Co. 11,301	417
Duke Energy Corp. 57,200	1,038
Duquesne Light Holdings, Inc. 6,100	98
• Edison International 58,700	1,157
El Paso Corp. 27,887	205
• El Paso Electric Co. 2,800	34
Energen Corp. 2,600	96
Energy East Corp. 9,714	218
Entergy Corp. 15,700	846
Equitable Resources, Inc. 4,400	181
Exelon Corp. 27,237	1,728
FirstEnergy Corp. 23,217	798
Florida Public Utilites Co. 1,066	16
FPL Group, Inc. 12,200	778
Great Plains Energy, Inc. 9,000	287

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Green Mountain Power Corp. 3,800	86
Hawaiian Electric Industries, Inc. 2,600	119
Idacorp, Inc. 1,700	46
KeySpan Corp. 10,900	381
Kinder Morgan, Inc. 10,700	573
The Laclede Group, Inc. 800	23
MDU Resources Group, Inc. 7,950	180
MGE Energy, Inc. 400	13
National Fuel Gas Co. 5,800	130
New Jersey Resources Corp. 1,650	62
•NewPower Holdings, Inc. 3,800	2
Nicor, Inc. 3,000	103
NiSource, Inc. 22,864	474
Northeast Utilities, Inc. 5,624	106
Northwest Natural Gas Co. 3,200	93
NSTAR 3,867	181
OGE Energy Corp. 3,500	80
Oneok, Inc. 4,400	88
Otter Tail Corp. 1,100	29
Peoples Energy Corp. 3,200	129
Pepco Holdings, Inc. 5,000	88
•PG&E Corp. 29,900	731
Philadelphia Suburban Corp. 2,937	69
Piedmont Natural Gas Co. 1,600	64
Pinnacle West Capital Corp. 3,800	139
PNM Resources, Inc. 2,000	57
PPL Corp. 12,500	499
Progress Energy, Inc. 16,159	696
Public Service Enterprise Group, Inc. 10,000	409
Puget Energy, Inc. 7,500	170
Questar Corp. 8,100	257
SCANA Corp. 7,905	271
Sempra Energy 16,675	464
•Sierra Pacific Resources 4,476	27
The Southern Co. 53,900	1,606
•Southern Union Co. 3,010	53
Southwest Gas Corp. 1,100	25
TECO Energy, Inc. 5,600	74

Security and Number of Shares	Mkt. Value ($ x 1,000)
Texas Genco Holdings, Inc. 2,680	80
TXU Corp. 14,900	340
•U.S. Energy Systems, Inc. 600	1
UGI Corp. 5,100	157
UIL Holdings Corp. 6,200	233
Unisource Energy Corp. 2,100	41
Vectren Corp. 5,766	136
Westar Energy, Inc. 5,700	114
WGL Holdings, Inc. 3,000	83
Williams Cos., Inc. 36,860	376
Wisconsin Energy Corp. 8,400	275
WPS Resources Corp. 2,400	106
Xcel Energy, Inc. 29,195	479
	24,780

Preferred Stock
0.0% of net assets

Real Property 0.0%

Commercial Net Lease Realty 147	**4**

Warrants
0.0% of net assets

Air Transportation 0.0%

Timco Aviation Services expires 2/28/07, 160	–

Business Machines & Software 0.0%

MicroStrategy, Inc. expires 6/24/04, 57	–

Non-Ferrous Metals 0.0%

Metals USA, Inc. expires 10/31/07, 97	–

Real Property 0.0%

Pinnacle Holdings, Inc. expires 11/13/07, 9	–

Security and Number of Shares	Mkt. Value ($ x 1,000)

Rights
0.0% of net assets

Business Machines & Software 0.0%

Comdisco Holding Co. 4,700	4

Healthcare/Drugs & Medicine 0.0%

Cell Pathways, Inc. 1,600	—

Telephone 0.0%

XO Communications, Inc. expires 1/14/03 8,601	3

Security Rate, Maturity Date	Face Value ($ x 1,000)

U.S. Treasury Obligations
0.1% of net assets

▲ U.S. Treasury Bills 0.84%-0.93%, 12/18/03	310	310

End of investments. For totals, please see the first page of holdings for this fund.

Collateral Invested for Securities on Loan
10.9% of net assets

Commercial Paper & Other Corporate Obligations

American Express Centurion Bank		
1.11%, 12/12/03	4,378	4,378
1.11%, 01/27/04	1,579	1,579
American Express Credit Corp.		
1.11%, 04/16/04	2,492	2,492
1.09%, 05/13/04	2,424	2,424
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	2,707	2,707

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	1,118	1,115
1.08%, 11/14/03	3,651	3,644
1.08%, 11/18/03	1,181	1,178
1.07%, 11/19/03	2,962	2,960
Crown Point Funding Corp.		
1.11%, 01/16/04	3,403	3,394
1.08%, 11/14/03	2,459	2,454
Depfa Bank PLC		
1.08%, 11/18/03	2,260	2,254
1.08%, 12/22/03	1,278	1,274
Fairway Finance Corp.		
1.10%, 01/12/04	1,235	1,232
General Electric Capital Corp.		
1.08%, 05/10/04	1,392	1,392
Lexington Parker		
1.07%, 11/06/03	580	580
Svenska Handelsbanken		
1.39%, 10/27/04	2,553	2,553
Tulip Funding Corp.		
1.07%, 11/10/03	4,803	4,798
Westdeutsche Landesbank AG		
1.09%, 09/23/04	2,324	2,323
1.09%, 09/29/04	3,676	3,675
1.08%, 10/12/04	926	926
		49,332

Short-Term Investments

Wells Fargo Bank Time Deposit 1.06%, 11/03/03	6,436	6,436

Security and Number of Shares

Other Investment Companies

Institutional Money Market Trust 42,401,212	42,401

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $94,850 of securities on loan)	$891,919
Collateral held for securities on loan	98,169
Receivables:	
Fund shares sold	1,684
Interest	4
Dividends	1,084
Investments sold	14,512
Income from securities on loan	15
Prepaid expenses	+ 43
Total assets	**1,007,430**

Liabilities

Collateral held for securities on loan	98,169
Cash Overdraft	6,958
Payables:	
Fund shares redeemed	386
Investments bought	3,173
Due to broker for futures	14
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	10
Accrued expenses	+ 131
Total liabilities	**108,842**

Net Assets

Total assets	1,007,430
Total liabilities	– 108,842
Net assets	**$898,588**

Net Assets by Source

Capital received from investors	941,236
Net investment income not yet distributed	7,185
Net realized capital losses	(22,578)
Net unrealized capital losses	(27,255)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$469,499		26,863		$17.48
Select Shares®	$429,089		24,495		$17.52

Unless stated, all numbers x 1,000.

The fund paid $919,360 for these securities. Not counting short-term obligations and government securities, the fund paid $241,442 for securities during the report period and received $22,234 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had eleven open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $2,886 and net unrealized gains of $89 and twelve open Russell 2000 futures due to expire on December 21, 2003 with an aggregate contract value of $3,170 and net unrealized gains of $97.

Federal Tax Data

Portfolio cost	$920,253
Net unrealized gains and losses:	
Gains	$139,980
Losses	+ (168,314)
	($28,334)
Undistributed earnings:	
Ordinary income	$7,180
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,486
2011	+ 4,577
	$21,494
Reclassifications:	
Net realized capital losses	$3
Reclassified as:	
Net investment income not yet distributed	($3)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$11,488
Interest		58
Securities on loan	+	216
Total investment income		**11,762**

An additional $1 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold		(6,655)
Net realized gains on futures contracts	+	1,361
Net realized losses		**(5,294)**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments		155,330
Net unrealized gains on futures contracts	+	222
Net unrealized gains		**155,552**

Expenses

Investment adviser and administrator fees		1,913
Transfer agent and shareholder service fees:		
Investor Shares		872
Select Shares®		339
Trustees' fees		9
Custodian fees		58
Portfolio accounting fees		116
Professional fees		39
Registration fees		89
Shareholder reports		90
Other expenses	+	27
Total expenses		3,552
Expense reduction	–	492
Net expenses		**3,060**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $386 from the investment adviser (CSIM) and $106 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

Increase in Net Assets from Operations

Total investment income		11,762
Net expenses	–	3,060
Net investment income		**8,702**
Net realized losses		(5,294)
Net unrealized gains	+	155,552
Increase in net assets from operations		**$158,960**

Prior to March 1, 2003, these limits were 0.40% and 0.27% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $150,258

See financial notes. 123

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$8,702	$6,337
Net realized losses	(5,294)	(11,625)
Net unrealized gains or losses	+ 155,552	(71,931)
Increase or decrease in net assets from operations	**158,960**	**(77,219)**

Distributions Paid

Dividends from net investment income		
Investor Shares	3,195	2,256
Select Shares®	+ 3,512	2,809
Total dividends from net investment income	**$6,707**	**$5,065**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	12,774	$194,287	8,607	$139,890
Select Shares	+ 11,399	172,567	7,243	117,125
Total shares sold	**24,173**	**$366,854**	**15,850**	**$257,015**
Shares Reinvested				
Investor Shares	209	$2,984	120	$2,114
Select Shares	+ 203	2,911	139	2,439
Total shares reinvested	**412**	**$5,895**	**259**	**$4,553**
Shares Redeemed				
Investor Shares	(4,461)	($68,649)	(3,882)	($62,511)
Select Shares	+ (5,507)	(85,326)	(4,446)	(70,982)
Total shares redeemed	**(9,968)**	**($153,975)**	**(8,328)**	**($133,493)**
Net transactions in fund shares	**14,617**	**$218,774**	**7,781**	**$128,075**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	36,741	$527,561	28,960	$481,770
Total increase	+ 14,617	371,027	7,781	45,791
End of period	**51,358**	**$898,588**	**36,741**	**$527,561**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$6,707
Long-term capital gains	$–
Prior period:	
Ordinary Income	$5,065
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:	
Investor Shares	$76
Select Shares	+ 173
Total	**$249**
Prior period:	
Investor Shares	$65
Select Shares	+ 60
Total	**$125**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $7,185 and $5,193 for the current period and prior period, respectively.

 See financial notes.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	10.47	12.22	17.13	17.93	14.21
Income or loss from investment operations:					
Net investment income	0.23	0.21	0.15	0.20	0.19
Net realized and unrealized gains or losses	2.25	(1.82)	(4.81)	(0.85)	3.66
Total income or loss from investment operations	2.48	(1.61)	(4.66)	(0.65)	3.85
Less distributions:					
Dividends from net investment income	(0.21)	(0.14)	(0.25)	(0.15)	(0.13)
Net asset value at end of period	12.74	10.47	12.22	17.13	17.93
Total return (%)	24.24	(13.34)	(27.58)	(3.69)	27.31
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.58	0.58	0.58[1]	0.58
Gross operating expenses	0.74	0.76	0.75	0.82	0.99
Net investment income	2.01	1.70	1.14	1.60	1.24
Portfolio turnover rate	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	494	443	519	637	447

[1] The ratio of net operating expenses would have been 0.59% if certain non-routine expenses (proxy fees) had been included.

Financial Highlights

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	10.47	12.23	17.14	17.96	14.23
Income or loss from investment operations:					
Net investment income	0.25	0.21	0.16	0.27	0.18
Net realized and unrealized gains or losses	2.26	(1.82)	(4.80)	(0.91)	3.70
Total income or loss from investment operations	2.51	(1.61)	(4.64)	(0.64)	3.88
Less distributions:					
Dividends from net investment income	(0.23)	(0.15)	(0.27)	(0.18)	(0.15)
Net asset value at end of period	12.75	10.47	12.23	17.14	17.96
Total return (%)	24.50	(13.31)	(27.45)	(3.65)	27.49
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.49	0.47	0.47	0.47[1]	0.47
Gross operating expenses	0.59	0.61	0.60	0.67	0.86
Net investment income	2.19	1.81	1.25	1.71	1.57
Portfolio turnover rate	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	629	536	616	700	449

[1] The ratio of net operating expenses would have been 0.48% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by country and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.4% **Foreign Common Stock**	1,070,673	1,115,751
0.4% **Foreign Preferred Stock**	2,913	4,024
0.0% **Warrants**	724	606
0.0% **Rights**	—	392
0.0% **Short-Term Investment**	43	43
99.8% **Total Investments**	1,074,353	1,120,816
4.5% **Collateral Invested for Securities on Loan**	50,420	50,420
(4.3)% **Other Assets and Liabilities, Net**		(48,298)
100.0% **Total Net Assets**		1,122,938

Foreign Common Stock 99.4% of net assets

Australia 4.0%

Amcor Ltd. 170,097	1,026
AMP Ltd. 243,014	1,135
Australia & New Zealand Banking Group Ltd. 299,660	3,785
BHP Billiton Ltd. 753,530	6,266
Coles Myer Ltd. 218,165	1,203
Commonwealth Bank of Australia 256,408	5,003
Foster's Group Ltd. 446,157	1,447
Insurance Australia Group Ltd. 337,549	1,066

Security and Number of Shares	Mkt. Value ($ x 1,000)
Macquarie Bank Ltd. 41,612	1,029
Macquarie Infrastructure Group 386,221	869
National Australia Bank Ltd. 306,901	6,661
News Corp. Ltd. 292,452	2,604
QBE Insurance Group Ltd. 125,449	917
Rio Tinto Ltd. 60,818	1,538
Suncorp-Metway Ltd. 107,619	990
Telstra Corp. Ltd. 416,897	1,402
Wesfarmers Ltd. 80,774	1,662
Westpac Banking Corp. 346,721	3,973
Woodside Petroleum Ltd. 101,251	951
Woolworths Ltd. 202,146	1,595
	45,122

Belgium 0.7%

Dexia 121,918	1,920
Electrabel SA 6,048	1,673
Fortis 211,219	3,767
Solvay SA 12,932	963
	8,323

Canada 5.8%

Alcan, Inc. 62,405	2,490
Bank of Montreal 99,813	3,736
Bank of Nova Scotia 99,352	4,935
Barrick Gold Corp. 110,291	2,146
BCE, Inc. 65,656	1,487
• Biovail Corp. 27,400	659
Bombardier, Inc., Class B 279,400	1,255
Brascan Corp. 31,900	908
Canadian Imperial Bank of Commerce 75,516	3,392
Canadian National Railway Co. 39,116	2,352
Canadian Natural Resources Ltd. 25,900	1,100
Canadian Pacific Railway Ltd. 32,300	905
Enbridge, Inc. 33,700	1,324
EnCana Corp. 97,217	3,339
George Weston Ltd. 11,500	900
Imperial Oil Ltd. 24,010	956
• Inco Ltd. 37,300	1,238

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Loblaw Cos. Ltd. 21,098	1,022
Magna International, Inc., Class A 16,447	1,319
Manulife Financial Corp. 98,250	2,982
•MI Developments, Inc., Class A 8,223	207
National Bank of Canada 36,900	1,145
•Nortel Networks Corp. 784,900	3,502
Petro-Canada 48,400	1,951
Placer Dome, Inc. 83,200	1,285
Power Corp. of Canada 35,402	1,163
Power Financial Corp. 26,300	906
Royal Bank of Canada 136,817	6,589
Sun Life Financial Services of Canada, Inc. 130,364	3,223
Suncor Energy, Inc. 81,600	1,714
Talisman Energy, Inc. 25,625	1,252
Thomson Corp. 40,000	1,310
TransCanada Corp. 94,561	1,930
	64,622

Denmark 0.6%

AP Moller-Maersk A/S 224	1,759
Danske Bank A/S 103,537	2,089
Novo-Nordisk A/S, Class B 50,724	1,824
TDC A/S 23,628	759
	6,431

France 10.5%

Accor SA 37,106	1,459
Air Liquide SA 19,987	2,962
•Alcatel SA, Class A 245,737	3,242
Arcelor SA 74,513	1,063
Aventis SA 134,970	7,147
AXA 281,489	5,334
BNP Paribas 161,683	8,496
Bouygues 42,044	1,144
•Cap Gemini SA 21,739	1,096
Carrefour SA 112,519	5,907
Cie Generale D'Optique Essilor International SA 19,882	956
Compagnie de Saint-Gobain 60,643	2,558
Credit Agricole SA 67,809	1,440

Security and Number of Shares	Mkt. Value ($ x 1,000)
European Aeronautic Defense & Space Co. 61,447	1,250
•France Telecom SA 158,066	3,826
Groupe Danone 24,586	3,710
L'oreal 69,764	5,158
Lafarge SA 33,456	2,396
Lagardere S.C.A. 24,730	1,244
LVMH Moet-Hennessy Louis Vuitton SA 44,980	3,109
Michelin (C.G.D.E.), Class B 28,839	1,131
Pechiney, Class A 15,156	838
Pernod-Ricard 11,468	1,107
Peugeot SA 37,097	1,591
Pinault-Printemps-Redoute SA 14,727	1,501
Renault SA 30,391	2,010
Sanofi-Synthelabo SA 74,329	4,601
Schneider Electric SA 40,373	2,363
Societe Generale, Class A 65,700	4,880
Societe Television Francaise 1 26,048	781
STMicroelectronics NV 117,296	3,123
Suez SA 155,587	2,496
❺ Total Fina Elf SA 131,656	20,463
Veolia Environnement 52,576	1,173
Vinci SA 13,931	1,010
•Vivendi Universal SA 177,845	3,736
◆•Vivendi Universal SA 54,392	1,144
	117,445

Germany 6.9%

Adidas-Salomon AG 9,200	852
Allianz AG 55,988	6,002
Altana AG 12,100	763
BASF AG 108,135	4,960
Bayer AG 128,045	3,077
•Bayerische Hypo-und Vereinsbank AG 66,874	1,473
Commerzbank AG 88,400	1,747
DaimlerChrysler AG 173,770	6,482
Deutsche Bank AG 106,276	7,010
Deutsche Boerse AG 19,400	1,079
Deutsche Post AG 75,227	1,447
•Deutsche Telekom AG 420,162	6,618

Security and Number of Shares	Mkt. Value ($ x 1,000)
E.ON AG 118,150	5,972
• Hypo Real Estate Holding 16,719	292
• Infineon Technologies AG 75,100	1,107
Linde AG 18,812	863
Metro AG 29,214	1,195
Muenchener Rueckversicherungs AG 23,640	2,819
RWE AG 69,676	1,936
SAP AG 40,624	5,910
Schering AG 33,246	1,553
Siemens AG 160,190	10,801
ThyssenKrupp AG 63,966	1,067
Volkswagen AG 46,293	2,335
	77,360

Hong Kong / China 1.3%

Cheung Kong Holdings Ltd. 299,000	2,493
CLP Holdings Ltd. 387,080	1,749
Hang Seng Bank Ltd. 154,700	1,932
Hong Kong & China Gas Co. 718,400	994
HongKong Electric Holdings 277,756	1,084
Hutchison Whampoa Ltd. 445,800	3,459
Sun Hung Kai Properties Ltd. 265,694	2,250
Swire Pacific Ltd., Class A 190,000	1,160
	15,121

Italy 3.1%

Alleanza Assicurazioni SPA 100,995	1,011
Assicurazioni Generali SPA 194,418	4,475
Banca Intesa SPA 735,870	2,481
Banco Popolare di Verona e Novara 75,422	1,166
Enel SPA 429,348	2,685
ENI-Ente Nazionale Idrocarburi SPA 514,100	8,164
Mediaset SPA 110,368	1,115
Mediobanca SPA 95,210	957
Riunione Adriatica di Sicurta SPA 60,519	946
Sanpaolo IMI SPA 189,885	2,137

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Telecom Italia SPA 1,239,033	2,149
TIM SPA 753,178	3,476
UniCredito Italiano SPA 767,312	3,782
	34,544

Japan 19.2%

Advantest Corp. 13,000	968
Aeon Co. Ltd. 48,000	1,585
Ajinomoto Co., Inc. 111,000	1,121
Asahi Glass Co. Ltd. 146,000	1,153
Asahi Kasei Corp. 250,000	1,192
Bridgestone Corp. 126,000	1,650
Canon, Inc. 171,000	8,275
Chubu Electric Power Co., Inc. 122,100	2,449
Dai Nippon Printing Co. Ltd. 117,000	1,807
Denso Corp. 92,000	1,745
East Japan Railway Co. 653	2,958
Eisai Co. Ltd. 37,000	868
Fanuc Ltd. 24,300	1,461
Fuji Photo Film Co. Ltd. 92,000	2,711
Fujisawa Pharmaceutical Co. Ltd. 47,000	970
• Fujitsu Ltd. 326,000	2,043
Honda Motor Co. Ltd. 158,700	6,265
Hoya Corp. 23,600	2,136
Ito-Yokado Co. Ltd. 68,000	2,499
Itochu Corp. 273,000	921
Japan Tobacco, Inc. 158	1,055
• JFE Holdings, Inc. 94,000	2,403
The Kansai Electric Power Co. 130,000	2,247
Kao Corp. 109,000	2,241
KDDI Corp. 1	2
Keyence Corp. 6,900	1,518
• Kinki Nippon Railway Co. Ltd. 305,830	921
Kirin Brewery Co. Ltd. 127,000	1,015
Komatsu Ltd. 193,000	1,045
Konica Minolta Holdings, Inc. 81,000	1,065
Kyocera Corp. 34,500	2,077

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Kyushu Electric Power Co. 82,400	1,361
Matsushita Electric Industrial Co. Ltd. 420,912	5,548
Millea Holdings, Inc. 303	3,611
Mitsubishi Corp. 219,000	2,273
Mitsubishi Electric Corp. 303,000	1,353
Mitsubishi Estate Co. Ltd. 190,000	1,822
Mitsubishi Heavy Industries Ltd. 565,000	1,552
Mitsubishi Tokyo Financial Group, Inc. 819	5,885
Mitsui & Co. Ltd. 239,000	1,739
Mitsui Fudosan Co. Ltd. 142,000	1,321
Mitsui Sumitomo Insurance Co. Ltd. 273,000	2,250
•Mizuho Financial Group, Inc. 1,155	2,826
Murata Manufacturing Co. Ltd. 47,900	2,723
NEC Corp. 269,000	2,376
Nikko Cordial Corp. 283,000	1,527
Nintendo Co. Ltd. 19,700	1,521
Nippon Oil Corp. 250,000	1,235
Nippon Steel Corp. 1,020,000	2,097
Nippon Telegraph & Telephone Corp. 1,053	4,703
Nissan Motor Co. Ltd. 506,000	5,671
Nitto Denko Corp. 28,000	1,470
Nomura Holdings, Inc. 359,000	6,165
NTT Data Corp. 284	1,258
NTT DoCoMo, Inc. 3,570	7,729
OJI Paper Co. Ltd. 165,000	878
Olympus Corp. 43,000	943
Omron Corp. 43,000	943
Osaka Gas Co. Ltd. 394,000	1,089
Pioneer Corp. 31,000	773
Ricoh Co. Ltd. 131,000	2,484
Rohm Co. Ltd. 21,000	2,831
Sankyo Co. Ltd. 60,000	961
Sanyo Electric Co. Ltd. 309,000	1,417
Secom Co. Ltd. 43,500	1,701
Sekisui House Ltd. 94,000	923
Seven-Eleven Japan Co. 78,000	2,469

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sharp Corp. 184,000	2,897
Shin-Etsu Chemical Co. Ltd. 74,900	2,787
Shionogi & Co. Ltd. 61,000	1,024
The Shizuoka Bank Ltd. 116,000	819
SMC Corp. 11,000	1,324
Softbank Corp. 41,000	2,107
Sompo Japan Insurance, Inc. 160,000	1,324
Sony Corp. 175,500	6,114
Sumitomo Corp. 137,000	951
Sumitomo Electric Industries Ltd. 131,000	1,126
Sumitomo Mitsui Financial Group, Inc. 764	3,843
Takeda Chemical Industries Ltd. 172,200	6,093
TDK Corp. 22,000	1,441
Tohoku Electric Power Co. 83,700	1,357
The Tokyo Electric Power Co., Inc. 230,300	4,912
Tokyo Electron Ltd. 31,000	2,222
Tokyo Gas Co. Ltd. 507,000	1,739
Toppan Printing Co. Ltd. 122,000	1,119
Toshiba Corp. 566,000	2,270
❿ Toyota Motor Corp. 551,500	15,702
•UFJ Holdings, Inc. 686	2,931
West Japan Railway Co. 225	837
Yamanouchi Pharmaceutical Co. Ltd. 59,000	1,481
Yamato Transport Co. Ltd. 78,000	1,037
	215,251

Netherlands 5.7%

ABN Amro Holdings NV 298,017	6,253
Aegon NV 276,549	3,626
Akzo Nobel NV 51,942	1,642
•ASML Holding NV 93,364	1,620
DSM NV 16,462	755
Heineken NV 39,259	1,401
ING Groep NV 340,404	7,068
•Koninklijke Ahold NV 138,958	1,176

Security and Number of Shares	Mkt. Value ($ x 1,000)
Koninklijke Philips Electronics NV 263,980	7,117
Reed Elsevier NV 117,871	1,313
❻ Royal Dutch Petroleum Co. 422,591	18,752
• Royal KPN NV 360,914	2,744
TPG NV 67,143	1,448
Unilever NV 113,789	6,610
VNU NV 47,654	1,451
Wolters Kluwer NV 55,267	777
	63,753
Singapore 0.6%	
DBS Group Holdings Ltd. 217,778	1,789
Oversea-Chinese Banking Corp. 185,000	1,286
Singapore Press Holdings Co. Ltd. 74,666	845
Singapore Telecommunications Ltd. 1,180,696	1,166
United Overseas Bank Ltd. 237,000	1,851
	6,937
Spain 3.6%	
Altadis SA 57,998	1,406
• Antena 3 Television SA 3,262	107
Banco Bilbao Vizcaya Argentaria SA 604,944	6,941
Banco Popular Espanol 29,001	1,508
Banco Santander Central Hispano SA 854,969	8,200
Endesa SA 186,597	2,961
Gas Natural SDG SA 37,672	724
Iberdrola SA 149,580	2,495
Inditex SA 47,334	978
Repsol YPF SA 178,984	3,121
Telefonica SA 964,517	11,997
	40,438

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sweden 1.6%	
Electrolux AB, Series B 61,579	1,263
Hennes & Mauritz AB, Series B 98,150	2,082
Nordea AB 486,740	3,020
Sandvik AB 44,107	1,312
Skandinaviska Enskilda Banken, Series A 85,410	1,029
Svenska Cellulosa AB, Series B 41,064	1,550
Svenska Handelsbanken AB, Series A 112,602	1,985
• Telefonaktiebolaget LM Ericsson, Class B 3,006,733	5,165
Volvo AB, Series B 40,445	1,130
	18,536
Switzerland 8.0%	
• ABB Ltd. 204,408	1,202
Adecco SA, Registered 26,587	1,568
• Ciba Specialty Chemicals AG 14,322	948
Compangnie Financiere Richemont AG, Series A 102,430	2,305
Credit Suisse Group 237,823	8,379
Holcim Ltd. 30,865	1,299
❽ Nestle SA, Registered 81,268	17,892
❼ Novartis AG, Registered 476,511	18,163
Roche Holdings — Genus 143,196	11,849
Serono SA, Series B 1,193	824
Swiss Reinsurance, Registered 65,184	4,103
Swisscom AG, Registered 5,043	1,467
Syngenta AG 20,323	1,089
UBS AG, Registered 238,248	14,630
• Zurich Financial Services AG 28,547	3,656
	89,374
United Kingdom 27.8%	
Amersham PLC 136,906	1,704
Amvescap PLC 119,189	944
❾ AstraZeneca PLC 350,878	16,481
Aviva PLC 444,350	3,646

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
BAA PLC 211,384	1,672
BAE Systems PLC 605,069	1,879
Barclays PLC 1,321,019	11,141
BG Group PLC 727,751	3,319
BHP Billiton PLC 472,369	3,709
BOC Group PLC 97,556	1,330
Boots Group PLC 162,117	1,960
❷ BP PLC 4,449,092	30,879
British American Tobacco PLC 319,563	3,864
British Land Co. PLC 100,943	886
• British Sky Broadcasting PLC 246,398	2,676
BT Group PLC 1,748,011	5,502
Cable & Wireless PLC 485,728	1,123
Cadbury Schweppes PLC 431,126	2,764
Carnival PLC 36,790	1,270
Centrica PLC 861,673	2,698
Compass Group PLC 440,157	2,538
Diageo PLC 614,379	7,225
Dixons Group PLC 356,181	820
Emap PLC 52,220	709
Friends Provident PLC 333,413	777
❹ GlaxoSmithKline PLC 1,197,647	25,648
Granada PLC 564,218	1,123
GUS PLC 205,342	2,509
Hanson Plc 150,209	1,040
HBOS PLC 766,462	8,916
Hilton Group PLC 350,064	1,152
❶ HSBC Holdings PLC 2,165,929	32,528
Imperial Tobacco Group PLC 142,051	2,355
• Intercontinental Hotels Group PLC 149,688	1,358
J. Sainsbury PLC 313,408	1,506
Kingfisher PLC 442,761	2,123
Land Securities Group PLC 95,357	1,458
Legal & General Group PLC 1,220,030	2,153
Lloyds TSB Group PLC 1,130,020	7,848

Security and Number of Shares	Mkt. Value ($ x 1,000)
Man Group PLC 57,326	1,410
Marks & Spencer Group PLC 443,141	2,164
National Grid Transco PLC 616,442	3,936
Next PLC 57,431	1,150
Pearson PLC 158,738	1,643
Prudential PLC 410,142	3,182
Reckitt Benckiser PLC 111,099	2,338
Reed Elsevier PLC 261,955	2,036
Rentokil Initial PLC 364,152	1,380
Reuters Group PLC 267,194	1,164
Rio Tinto PLC 216,014	5,238
Rolls-Royce Group PLC 296,618	955
Royal Bank of Scotland Group PLC 556,113	14,901
SABMiller PLC 162,857	1,376
Safeway PLC 215,328	1,060
Sage Group PLC 246,979	782
Scottish & Newcastle PLC 145,929	856
Scottish & Southern Energy PLC 173,758	1,809
Scottish Power PLC 382,227	2,270
Severn Trent Water PLC 70,101	842
Shell Transport & Trading Co. PLC 1,919,478	11,987
Smith & Nephew PLC 175,479	1,394
Smiths Group PLC 107,917	1,285
Tesco PLC 1,445,671	5,796
Unilever PLC 548,778	4,679
United Utilities PLC 124,590	996
❸ Vodafone Group PLC 13,840,849	29,065
Wolseley PLC 111,522	1,367
WPP Group PLC 230,860	2,200
	312,494

United States 0.0%

• NTL Europe, Inc. 41	—

Security and Number of Shares	Mkt. Value ($ x 1,000)
Foreign Preferred Stock 0.4% of net assets	
Australia 0.3%	
News Corp. Ltd. 425,956	**3,134**
Germany 0.1%	
Henkel KGaA 12,100	**890**
Warrants 0.0% of net assets	
France 0.0%	
• Casino Guichard Perrachon SA, expires 12/15/03, 1,026	—
• Casino Guichard Perrachon SA, expires 12/15/05, 1,026	1
• France Telecom-CVG Equant NV, expires 06/29/04, 35,326	605
	606
United States 0.0%	
• NTL, Inc., Series A, expires 01/13/11, 48	**—**
Rights 0.0% of net assets	
Australia 0.0%	
• AMP Ltd. 243,014	14
• Australia & New Zealand Banking Group Ltd. 54,484	167
	181
France 0.0%	
• Credit Agricole SA 67,809	**16**
Germany 0.0%	
• Muenchener Rueckversicherungs AG 23,640	**195**

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short-Term Investment 0.0% of net assets		
Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 11/03/03	43	**43**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares	
Collateral Invested for Securities on Loan 4.5% of net assets	
Other Investment Companies	
Securities Lending Investment Fund 50,419,584	**50,420**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $47,564 of securities on loan)	$1,120,816
Collateral held for securities on loan	50,420
Foreign currency	28
Receivables:	
Fund shares sold	1,077
Dividends	1,578
Income from securities on loan	17
Dividend tax reclaim	408
Prepaid expenses	+ 27
Total assets	**1,174,371**

Liabilities

Collateral held for securities on loan	50,420
Cash overdraft	28
Payables:	
Fund shares redeemed	706
Investment adviser and administrator fees	13
Transfer agent and shareholder service fees	9
Accrued expenses	+ 257
Total liabilities	**51,433**

Net Assets

Total assets	1,174,371
Total liabilities	− 51,433
Net assets	**$1,122,938**

Net Assets by Source

Capital received from investors	1,363,651
Net investment income not yet distributed	20,044
Net realized capital losses	(307,255)
Net unrealized capital gains	46,498

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$493,559		38,727		$12.74
Select Shares®	$629,379		49,374		$12.75

Unless stated, all numbers x 1,000.

The fund paid $1,074,353 for these securities. Not counting short-term obligations and government securities, the fund paid $73,693 for securities during the report period, and received $133,500 from securities it sold or that matured.

The fund paid $27 for these currencies.

Federal Tax Data

Portfolio cost	$1,079,866
Net unrealized gains and losses:	
Gains	$170,034
Losses	+ (129,084)
	$40,950
Undistributed earnings:	
Ordinary income	$20,158
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2004	$1,743
2005	1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	+ 39,016
	$301,841
Reclassifications:	
Capital received from investors	$4
Net investment income not yet distributed	$233
Reclassified as:	
Net realized capital losses	($237)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$25,891
Interest	12
Securities on loan	+ 801
Total investment income	**26,704**

An additional $3,149 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	(38,072)
Net realized gains on foreign currency transactions	+ 233
Net realized losses	**(37,839)**

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments	241,990
Net unrealized losses on foreign currency transactions	+ (36)
Net unrealized gains	**241,954**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

Expenses

Investment adviser and administrator fees	4,046
Transfer agent and shareholder service fees:	
Investor Shares	1,105
Select Shares®	557
Trustees' fees	9
Custodian fees	434
Portfolio accounting fees	162
Professional fees	39
Registration fees	44
Shareholder reports	117
Interest expense	5
Other expenses	+ 19
Total expenses	6,537
Expense reduction	− 907
Net expenses	**5,630**

For the fund's independent trustees only.

Includes $697 from the investment adviser (CSIM) and $210 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

Prior to March 1, 2003, these limits were 0.58% and 0.47% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	26,704
Net expenses	− 5,630
Net investment income	**21,074**
Net realized losses	(37,839)
Net unrealized gains	+ 241,954
Increase in net assets from operations	**$225,189**

These add up to a net gain on investments of $204,115.

See financial notes. 135

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net Investment income	$21,074	$19,959
Net realized losses	(37,839)	(111,855)
Net unrealized gains or losses	+ 241,954	(61,568)
Increase or decrease in net assets from operations	**225,189**	**(153,464)**

Distributions Paid

Dividends from net investment income		
Investor Shares	9,001	5,966
Select Shares®	+ 11,662	7,879
Total dividends from net investment income	**$20,663**	**$13,845**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,440	$59,471	10,848	$131,550
Select Shares	+ 8,086	86,648	14,690	174,196
Total shares sold	**13,526**	**$146,119**	**25,538**	**$305,746**
Shares Reinvested				
Investor Shares	815	$8,329	456	$5,554
Select Shares	+ 1,072	10,936	610	7,432
Total shares reinvested	**1,887**	**$19,265**	**1,066**	**$12,986**
Shares Redeemed				
Investor Shares	(9,803)	($105,853)	(11,478)	($134,445)
Select Shares	+ (10,942)	(119,750)	(14,549)	(173,548)
Total shares redeemed	**(20,745)**	**($225,603)**	**(26,027)**	**($307,993)**
Net transactions in fund shares	**(5,332)**	**($60,219)**	**577**	**$10,739**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	93,433	$978,631	92,856	$1,135,201
Total increase or decrease	+ (5,332)	144,307	577	(156,570)
End of period	**88,101**	**$1,122,938**	**93,433**	**$978,631**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$20,663
Long-term capital gains	$–

Prior period:

Ordinary Income	$13,845
Long-term capital gains	$–

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares		$62
Select Shares	+	46
Total		**$108**

Prior period:

Investor Shares		$170
Select Shares	+	56
Total		**$226**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $20,044 and $19,400 for the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios®

All Equity Portfolio	11.4%
Growth Portfolio	10.3%
Balanced Portfolio	6.9%
Conservative Portfolio	2.6%

Schwab Annuity Portfolios

Growth Portfolio II	0.5%

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares®, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares®	e.Shares
S&P 500	•	•	•
Schwab 1000	•	•	
Small-Cap Index	•	•	
Total Stock Market Index	•	•	
International Index	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990
Schwab 1000 Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab YieldPlus Fund®
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™
Schwab GNMA Fund™

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab U.S. MarketMasters Fund™
Schwab Balanced MarketMasters Fund™
Schwab Small-Cap MarketMasters Fund™
Schwab International MarketMasters Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

137

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund® may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date.

Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/03 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Fund	–	5,678	1.61
Schwab 1000®	–	2,293	1.62
Schwab Small-Cap Index Fund®	785	1,895	1.70
Schwab Total Stock Market Index Fund®	6,958	2,839	1.53
Schwab International Index Fund®	28	1,016	1.67

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab S&P 500 Fund, Schwab 1000 Fund (one of the portfolios constituting Schwab Investments), Schwab Total Stock Market Index Fund, Schwab Small-Cap Index Fund, and Schwab International Index Fund (hereafter collectively referred to as the "funds") at October 31, 2003, and the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2003 by correspondence with the custodians and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 12, 2003

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 10/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Equity Index Funds

Individuals Who Are Independent Trustees		
Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders
The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds™
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
REG13810-06